2006 Annual Report


The WalkAide® System

Poised *for* Growth

Hanger ORTHOPEDIC GROUP INC.

Corporate Profile

Hanger Orthopedic Group, Inc., headquartered in Bethesda, Maryland, is the world's premier provider of orthotic and prosthetic patient care services. Hanger is the market leader in the United States, owning and operating 618 patient care centers in 45 states and the District of Columbia, with 3,471 employees including 1,034 practitioners. Hanger is organized into four business units. The two key operating segments are patient care, which consists of nationwide orthotic and prosthetic patient care centers, and distribution, which consists of distribution centers managing the supply chain of orthotic and prosthetic componentry to Hanger and third-party patient care centers. The third unit is Linkia, which is the first and only provider network management organization for the orthotics and prosthetics industry. The fourth unit is Innovative Neutronics, which develops and commercializes emerging neuromuscular technologies invented by institutions.

Our Locations


618
Patient Care Centers

- *States with 20 or more Hanger Patient Care Centers*
- *States with fewer than 20 Hanger Patient Care Centers*
- *Distribution Center*
- *Corporate Headquarters*



Dear Fellow Shareholders:

As we closed the books on 2006, I reflected back on one of the most difficult periods in Hanger's history. The period was characterized by a three-year price freeze, aggressive competitors, and a changing landscape of regulations. With these challenges as a backdrop, we began to transition to a new era beginning with a restoration of the CPI price increase for 2007 of 4.3%.

Despite the demanding environment in 2006, which truly tested our mettle, we achieved growth in both sales and profits. The reason for our success was plain and simple—our people.

During some very adverse market conditions, SPS utilized its superior customer service to convince customers to purchase its products and to experience its quality commitment, which paid dividends to the customers, while enabling SPS to reach new sales levels.

The patient care business had a record number of patient encounters, increasing 4.7% over 2005. A key driver of this was a record number of patient evaluation clinics (PECs) to ensure our patients' well-being. We have always said, "Take care of the patient and the business will take care of itself." We did and our results reflect this axiom.

Also during the year, we reinforced our commitment to customer satisfaction and quality by expanding the number and depth of our surveys and remedial actions. Another positive was the progress we made in working with our professional associations, especially in helping our patients receive fair treatment in the form of parity. To assist in continuing this necessary work, we established the Hanger Political Action Committee (PAC) to increase our government relations and lobbying efforts. To obtain further information on this topic, please contact our PAC office in Bethesda, MD at (301) 280-4603.

Several of our emerging businesses grew stronger during the year. Linkia made significant progress implementing its customers' network strategies by building strong networks of high-quality providers. We have currently signed up over 160 independent providers, who along with the Hanger providers, represent the best of our profession. Our payers must agree, as evidenced by the growth in Linkia's book of business over the past year.

Innovative Neurotronics, Inc. commercialized the WalkAide® System. These devices were available in May and the clinical teams trained over 700 practitioners by the end of January 2007. Clinical studies are under way and their results will be incorporated into the Medicare code application which was filed in December. Our international efforts have just begun and we have already signed two distributors overseas.

This dedication and these events were responsible for record sales of $599 million in 2006, an increase of 3.6% compared with 2005. The 2006 sales reflect 2.2% same-store sales growth in the patient care division and an increase of 22.0% in the SPS subsidiary. On a pro-forma basis, we reported net income of $14.5 million in 2006 compared to $8.1 million in 2005. Moreover, we generated $29.3 million in cash flow from operations compared to the prior year's $25.7 million.

During the year, we refinanced our balance sheet which reduced rates, extended the maturities on our debt and increased our flexibility to explore various strategic alternatives. As part of the refinancing, we established an equity relationship with Ares Management LLC and we are pleased to announce that Bennett Rosenthal of Ares was appointed to our Board of Directors. Bennett has a broad business, marketing and financial background and we look forward to his contributions.

I also want to welcome Temple Medical, Inc., Regional Artificial Limb & Brace Company, Inc., and Custom Footwear, Inc. to the Hanger family. We are pleased to have them with us.

I look forward to the new era and the opportunities that we will pursue. In closing, I want to thank you for your support and continued confidence.

Sincerely,



Ivan R. Sabel
Chairman of the Board and Chief Executive Officer

Our Vision

To provide our patients with the best value, most advanced clinically excellent orthotic and prosthetic services in a timely, pleasant and professional manner, while maintaining a rewarding atmosphere for our associates and investors.

Quarterly Revenue
($ in millions)



$155
145
135
125
Q1
Q2
Q3
Q4
2004
2005
2006

Days Sales Outstanding



95
85
75
65
55
DSO
1Q00
3Q00
1Q01
3Q01
1Q02
3Q02
1Q03
3Q03
1Q04
3Q04
1Q05
3Q05
1Q06
3Q06



30.5%
58.9%
10.6%

Reimbursement Mix*
*for the 12 months ended December 31, 2006

Medicare
Medicaid/VA
Private/Third Party

Established Leader

What is a Leader? The dictionary defines a Leader as someone who takes people to a better place by showing them the way. Hanger routinely does this for our patients and our industry. With more than a thousand practitioners in over 600 patient care centers, we have the national footprint and the size and scale to provide patients with the best orthotic and prosthetic (O&P) clinical care possible through our ability to share best practices, our focus on continuous process improvement and our investment in new technologies.

The Hanger integrated model provides access to the latest products at the best possible prices. Our vendors are anxious to work with our practitioners so they can receive valuable clinical input to enhance their products. We believe better products combined with clinical expertise results in improved functionality for our patients.

Our scale permits us to make investments and leverage them across the entire organization. For example, one of our key initiatives is reinforcing our patient and referring physician satisfaction surveys so we can gather feedback and improve upon the continuum of care we provide to our patients and the service levels we provide to our referral sources. Another example is systems development. We have completed a comprehensive billing and accounts receivable management system that provides much better visibility into our patient demographics while enabling us to simplify the administrative processing for our patients. Now we are enhancing this system to make it completely electronic and paperless.

Another attribute of a Leader is presence in the local community. Hanger employees are widely recognized for their tireless work in hospitals, both from a clinical and an educational perspective. We also donate our skills to the less fortunate by contributing time and energy to many non-profit organizations and charitable relief missions.

Finally, a Leader should set the standard and advocate for the betterment of the profession. Hanger constantly does this by taking senior positions in all industry and trade associations. Also, Hanger employees are recognized as key experts in the areas of coding, reimbursement, regulations, legislative change, education and the field's strategic planning efforts.

The broad reach and range of our leadership activities provide the foundation for enhancing our patient experiences and for growth in 2007 and beyond.

Recent research suggests the WalkAide® System can reveal hidden potential for additional patient recovery.

Traditional rehabilitation is stopped after just three months, as it is commonly believed there is little hope for additional recovery after that point. However, the walking speed of patients wearing the WalkAide® continued to increase over time, well beyond the traditional three-month mark.



The walking speed of patients wearing the WalkAide
50%
40
30
20
10
0
15%
32%
almost 50%
3 months*
6 months
12 months
* Time in which traditional rehabilitation stops



Innovative **Solutions**

Being a leader in the orthotic and prosthetic industry means that we are passionate about helping our constituents satisfy their needs and achieve their goals. A necessary condition to make this happen is a willingness to ask questions and to listen to the answers. We are constantly seeking these types of inputs so we can advance innovative Solutions.

As an example, our Insignia™ laser scanning system is a fast, accurate, non-intrusive method for capturing measurements and establishing a documented record of the patient's specifications. This is beneficial to our patients and to our payers. It allows our patients to actively participate in the design of their devices thereby improving comfort and functionality. It provides a digital record of the patient's condition, thus generating quantitative monitoring of their improvement and change for payers.

Another example of how Hanger advances innovative Solutions is our quest to understand and address the needs of our patients suffering from a condition of weakness or paralysis known as foot drop. These patients are seeking improved mobility and convenience and we responded with a new product known as the WalkAide® System by our Innovative Neurotronics division. This FDA-cleared device is our first entry into an emerging market which uses neuromuscular electrical stimulation to restore functionality to an impaired limb. We are planning additional products to help these and other patients.

When our payers approached us with a need for an efficient method of managing their network of providers while improving the quality of the care, we responded with Linkia. The concept has long been a part of other health care areas, however, it took Linkia working with the payers to bring it to O&P. Linkia provides administrative simplification through such means as a single electronic invoice and a single remittance, while ensuring that the network is accredited in accordance with the latest government requirements.

On other fronts, we are establishing electronic links capable of handling ordering requirements as well as digital file formats with our suppliers. These will improve accuracy and reduce costs for both the suppliers and our patient care centers.

By advancing innovative Solutions and contributing to our patients', payers', referral sources' and suppliers' successes, we will thrive and grow.

Channels for Distribution

We recognize that as the broad health care industry changes, there are opportunities to deliver our products and services in unique ways that reduce inconvenience and respect the adjusting economic needs of those we serve. This provides the basis to expand our Distribution channels, either by gaining market share or by expanding our offerings to other areas of the medical services continuum.

Core to our company is Hanger's patient care division, Hanger Prosthetics and Orthotics (HPO). Through a broad system of 618 patient care centers, we have the capability of delivering clinically excellent products and care to a base of approximately 1.5 million patients. We are looking for selected acquisitions and satellite candidates to expand this national presence. SPS, the products Distribution arm of the company, not only supports HPO, but also has been successful in serving the entire O&P community by constantly adding new products to its portfolio and finding ways to provide unmatched, high-quality customer service. We will continue to follow those basic tenets.

In addition, we operate numerous consignment closets as a way to improve patient care and as a convenience to our referral sources. This channel is an invaluable way to strengthen relationships and to enhance revenues. We are employing new mechanisms and expanding our use of this channel into other ancillary health care service segments.

We have been pleased with the performance of our bundled products and services pilots that have been operating in Arizona and California. These entities provide the products requested by physicians in an efficient and timely delivery package, which enhances the relationship with our referral sources and provides a more integrated clinical solution to our patients. We plan to expand our presence into this channel in 2007.

We are employing broader use of electronic data and e-business systems in all of our channels as a service to our patients, customers and suppliers. We are investigating other avenues to leverage this technology into the internet and retail channels. This will not only open new possibilities, but will enhance the customer experience by providing personalized features and faster turnaround time.



Core Values

- Integrity
- Clinical and Operational Excellence
- Unsurpassed Customer Satisfaction
- Flexible and Entrepreneurial Operations
- Creativity and Innovation
- Shared Success

Our People

Our success in 2006 begins with our People. We currently have over 1,000 practitioners and almost 3,500 total employees. Every day, these practitioners are supported by technicians, administrators and functional experts that apply their knowledge and experience in an entrepreneurial fashion, driven towards the dual goal of improving care and improving our company.

We make significant investments in developing the skills of today's and the next generation of practitioners. We employ a combination of clinical and technical courses at our annual Education Fair and a series of workshops throughout the year. We operate the Newington Certificate Program in Orthotics & Prosthetics. Soon, they will offer a master's degree program in prosthetics and orthotics which will meet the requirements of the University of Connecticut and the state.

Our residency program has over 60 participants and we have a much higher passing rate on the ABC certification exam than the overall profession's average. More than 90% of our residents take a full-time position with Hanger.

We also offer a variety of courses and training to all employees through our distance learning program and Hanger's e-Versity. In addition to online education, we offer a range of workshops in topics from basic computer skills to management training.

All of these developmental mechanisms provide a better and more motivated workforce which is demonstrated by their long service tenure and in the quality of the new employees we recruit.

Our culture promotes high performance throughout the enterprise. We will continue to invest in our People, in terms of both their professional and personal development. We believe this is crucial to the long- and short-term success of our company.

Hanger ORTHOPEDIC GROUP INC.

10-K

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006



SEC MAIL PROCESSING
RECEIVED
APR 1 0 2007
WASH, D.C.
190
SECTION

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____ to _______.

Commission File Number 1-10670

HANGER ORTHOPEDIC GROUP, INC.
(Exact name of registrant as specified in its charter.)

Delaware	84-0904275
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Two Bethesda Metro Center (Suite 1200), Bethesda, MD	20814
(Address of principal executive offices)	(Zip Code)

Registrant's phone number, including area code: (301) 986-0701

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☑

State the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $183,786,432

As of March 13, 2007, the registrant had 22,288,510 shares of its Common Stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III of the Form 10-K is incorporated by reference from the registrant's definitive proxy statement or amendment hereto which will be filed not later than 120 days after the end of the fiscal year covered by this report.

Hanger Orthopedic Group, Inc.

PART I

ITEM 1. BUSINESS.

Business Overview

General

We are the largest owner and operator of orthotic and prosthetic ("O&P") patient-care centers ("patient -care centers"), accounting for approximately 22% of the $2.5 billion O&P patient-care market, in the United States. In addition, through our wholly-owned subsidiary, Southern Prosthetic Supply, Inc. ("SPS"), we are the largest distributor of branded and private label O&P devices and components in the United States, all of which are manufactured by third parties. We also create products, through our wholly-owned subsidiary, Innovative Neurotronics, Inc. ("IN, Inc."), for sale in our patient-care centers and through a sales force, to patients who have had a loss of mobility due to strokes, multiple sclerosis or other similar conditions. Another subsidiary, Linkia LLC ("Linkia"), develops programs to manage all aspects of O&P patient care for large private payors.

For the years ended December 31, 2006 and 2005, our net sales were $598.8 million and $578.2 million, respectively. We recorded net income of $3.4 million and $17.8 million for the years ended December 31, 2006 and 2005, respectively. During 2006, we incurred a $17.0 million non-recurring expense related to a debt and preferred stock refinancing.

We conduct our operation in two segments - patient care services and distribution. For the year ended December 31, 2005, net sales attributable to our patient-care services segment and distribution segment were $532.8 million and $45.4 million, respectively, and for the year ended December 31, 2006 net sales attributable to our patient-care services segment and distribution segment were $543.2 million and $55.4 million, respectively. See Note Q to our consolidated financial statements contained herein for further information related to our segments.

Patient Care Services

At December 31, 2006, we operated 618 O&P patient-care centers in 45 states and the District of Columbia and employed in excess of 1,000 revenue-generating O&P practitioners ("practitioners").

In our orthotics business, we design, fabricate, fit and maintain a wide range of standard and custom-made braces and other devices (such as spinal, knee and sports-medicine braces) that provide external support to patients suffering from musculoskeletal disorders, such as ailments of the back, extremities or joints and injuries from sports or other activities. In our prosthetics business, we design, fabricate, fit and maintain custom-made artificial limbs for patients who are without one or more limbs as a result of traumatic injuries, vascular diseases, diabetes, cancer or congenital disorders. O&P devices are increasingly technologically advanced and are custom-designed to add functionality and comfort to patients' lives, shorten the rehabilitation process and lower the cost of rehabilitation.

Patients are referred to our local patient-care centers directly by physicians as a result of our reputation with them or through our agreements with managed care providers. Practitioners, technicians and office administrators staff our patient-care centers. Our practitioners generally design and fit patients with, and the technicians fabricate, O&P devices as prescribed by the referring physician. Following the initial design, fabrication and fitting of our O&P devices, our technicians conduct regular, periodic maintenance of O&P devices as needed.

Our practitioners are also responsible for managing and operating our patient-care centers and are compensated, in part, based on their success in managing costs and collecting accounts receivable. We provide centralized administrative, marketing and materials management services to take advantage of economies of scale and to increase the time practitioners have to provide patient care. In areas where we have multiple patient-care centers, we also utilize shared fabrication facilities where technicians fabricate devices for practitioners in that region.

Distribution

Our distribution segment, SPS, is the largest distributor in the O&P market with a dedicated sales force and three distribution sites in the United States. SPS purchases and distributes O&P products to our patient-care centers as well as independent O&P providers.

Product Development.

In 2004, we formed a new subsidiary, IN, Inc. Specializing in the field of functional electrical stimulation, IN, Inc. identifies emerging MyoOrthotics Technologies® developed at research centers and universities throughout the world that use neuromuscular stimulation to improve the functionality of an impaired limb. MyoOrthotics Technologies represents the merging of orthotic technologies with electrical stimulation. Working with the inventors, IN, Inc. advances the design and manufacturing, the regulatory and clinical aspects of the technology and then introduces the devices to the marketplace through a variety of distribution channels. IN, Inc's first product, the WalkAide System, has received U.S. Food and Drug Administration ("FDA") approval and was released for sale through our patient care centers on May 1, 2006. In November 2006, we received ISO 13485 certification as well as the European CE Mark which are widely accepted quality management standards for medical devices and related services. During 2007 we anticipate developing additional distribution channels for the WalkAide, including cultivating international distributors and development of a direct sales force.

Provider Network Management

Linkia is the first provider network management service company dedicated solely to serving the O&P market. Linkia was created in 2003 and is dedicated to managing the O&P services of national insurance companies. Linkia partners with healthcare insurance companies by securing national and regional contracts to manage the O&P networks. In 2004, Linkia entered into its first contract and in September 2005, Linkia signed an agreement with CIGNA HealthCare that covers over nine million beneficiaries. We will continue the deployment of the Linkia network and although it is too early to assess the overall success of this effort, we expect the Linkia contracts to positively impact patient-care center sales, as the CIGNA contract is phased in.

Industry Overview

We estimate that the O&P patient care market in the United States is approximately $2.5 billion, of which we account for approximately 22%. The O&P patient care services market is highly fragmented and is characterized by local, independent O&P businesses, with the majority generally having a single facility with annual revenues of less than $1.0 million. We do not believe that any of our patient care competitors account for a market share of more than 2% of the country's total estimated O&P patient care services revenue.

The care of O&P patients is part of a continuum of rehabilitation services including diagnosis, treatment and prevention of future injury. This continuum involves the integration of several medical disciplines that begins with the attending physician's diagnosis. A patient's course of treatment is generally determined by an orthopedic surgeon, vascular surgeon or physiatrist, who writes a prescription and refers the patient to an O&P patient care services provider for treatment. A practitioner then, using the prescription, consults with both the referring physician and the patient to formulate the design of an orthotic or prosthetic device to meet the patient's needs.

The O&P industry is characterized by stable, recurring revenues, primarily resulting from the need for periodic replacement and modification of O&P devices. Based on our experience, the average replacement time for orthotic devices is one to three years, while the average replacement time for prosthetic devices is three to five years. There is also an attendant need for continuing O&P patient care services. In addition to the inherent need for periodic replacement and modification of O&P devices and continuing care, we expect the demand for O&P services will continue to grow as a result of several key trends, including:

Aging U.S. Population. The growth rate of the over-65 age group is nearly triple that of the under-65 age group. There is a direct correlation between age and the onset of diabetes and vascular disease, which is the leading cause of amputations. With broader medical insurance coverage, increasing disposable income, longer life expectancy, greater mobility expectations and improved technology of O&P devices, we believe the elderly will increasingly seek orthopedic rehabilitation services and products.

Growing Physical Health Consciousness. The emphasis on physical fitness, leisure sports and conditioning, such as running and aerobics, is growing, which has led to increased injuries requiring orthopedic rehabilitative services and products. These trends are evidenced by the increasing demand for new devices that provide support for injuries, prevent further or new injuries or enhance physical performance.

Increased Efforts to Reduce Healthcare Costs. O&P services and devices have enabled patients to become ambulatory more quickly after receiving medical treatment in the hospital. We believe that significant cost savings can be achieved through the early use of O&P services and products. The provision of O&P services and products in many cases reduces the need for more expensive treatments, thus representing a cost savings to third-party payors.

Advancing Technology. The range and effectiveness of treatment options for patients requiring O&P services have increased in connection with the technological sophistication of O&P devices. Advances in design technology and lighter, stronger and more cosmetically acceptable materials have enabled patients to replace older O&P devices with new O&P products that provide greater comfort, protection and patient acceptability. As a result, treatment can be more effective or of shorter duration, giving the patient greater mobility and a more active lifestyle. Advancing technology has also increased the prevalence and visibility of O&P devices in many sports, including skiing, running and tennis.

Competitive Strengths

The combination of the following competitive strengths will help us in growing our business through an increase in our net sales, net income and market share:

- Leading market position, with an approximate 22% share of total industry revenues and operations in 45 states and the District of Columbia, in an otherwise fragmented industry;
- National scale of operations, which has better enabled us to:
  - establish our brand name and generate economies of scale;
  - implement best practices throughout the country;
  - utilize shared fabrication facilities;
  - contract with national and regional managed care entities;
  - identify, test and deploy emerging technology; and
  - increase our influence on, and input into, regulatory trends;
- Distribution of, and purchasing power for, O&P components and finished O&P products, which enables us to:
  - negotiate greater purchasing discounts from manufacturers and freight providers;
  - reduce patient-care center inventory levels and improve inventory turns through centralized purchasing control;
  - quickly access prefabricated and finished O&P products;
  - promote the usage by our patient-care centers of clinically appropriate products that also enhance our profit margins;
  - engage in co-marketing and O&P product development programs with suppliers; and
  - expand the non-Hanger client base of our distribution segment;
- Development of leading-edge technology for sale in our practices and through distributors;
- Full O&P product offering, with a balanced mix between orthotics services and products and prosthetics services and products;
- Practitioner compensation plans that financially reward practitioners for their efficient management of accounts receivable collections, labor, materials, and other costs, and encourages cooperation among our practitioners within the same local market area;

- Proven ability to rapidly incorporate technological advances in the fitting and fabrication of O&P devices;

- History of successful integration of small and medium-sized O&P business acquisitions, including 56 O&P businesses since 1997, representing over 150 patient-care centers;

- Highly trained practitioners, whom we provide with the highest level of continuing education and training through programs designed to inform them of the latest technological developments in the O&P industry, and our certification program located at the University of Connecticut; and

- Experienced and committed management team.

Business Strategy

Our goal is to continue to provide superior patient care and to be the most cost-efficient, full service, national O&P operator. The key elements of our strategy to achieve this goal are to:

- Improve our performance by:
  - developing and deploying new processes to improve the productivity of our practitioners;
  - continuing periodic patient evaluations to gauge patients' device and service satisfaction;
  - improving the utilization and efficiency of administrative and corporate support services;
  - enhancing margins through continued consolidation of vendors and product offering; and
  - leveraging our market share to increase sales and enter into more competitive payor contracts;

- Increase our market share and net sales by:
  - continued marketing of Linkia to regional and national providers and contracting with national and regional managed care providers who we believe select us as a preferred O&P provider because of our reputation, national reach, density of our patient-care centers in certain markets and our ability to help reduce administrative expenses;
  - increasing our volume of business through enhanced comprehensive marketing programs aimed at referring physicians and patients, such as our Patient Evaluation Clinics program, which reminds patients to have their devices serviced or replaced and informs them of technological improvements of which they can take advantage; and our "People in Motion" program which introduces potential patients to the latest O&P technology;
  - expanding the breadth of products being offered out of our patient-care centers; and
  - increasing the number of practitioners through our residency program;

- Develop businesses that provide services and products to the broader rehabilitation and post-surgical healthcare areas as demonstrated by our emerging venture called TotalCare;

- Continue to create, license or patent and market devices based on new cutting edge technology. We anticipate bringing new technology to the market through our IN, Inc. product line. The first new product, the WalkAide System, was released for sale on May 1, 2006;

- Selectively acquire small and medium-sized O&P patient care service businesses and open satellite patient-care centers primarily to expand our presence within an existing market and secondarily to enter into new markets; and

- Provide our practitioners with:

  - the training necessary to utilize existing technology for different patient service facets, such as the use of our Insignia scanning system for burns and cranial helmets;

  - career development and increased compensation opportunities;

  - a wide array of O&P products from which to choose;

  - administrative and corporate support services that enable them to focus their time on providing superior patient care; and

  - selective application of new technology to improve patient care.

Business Description

Patient Care Services

As of December 31, 2006, we provided O&P patient care services through 618 patient-care centers and over 1,000 practitioners in 45 states and the District of Columbia. Substantially all of our practitioners are certified, or candidates for formal certification, by the O&P industry certifying boards. One or more practitioners closely manage each of our patient-care centers. Our patient-care centers also employ highly trained technical personnel who assist in the provision of services to patients and who fabricate various O&P devices, as well as office administrators who schedule patient visits, obtain approvals from payors and bill and collect for services rendered.

An attending physician determines a patient's treatment, writes a prescription and refers the patient to one of our patient-care centers. Our practitioners then consult with both the referring physician and the patient with a view toward assisting in the formulation of the prescription for, and design of, an orthotic or prosthetic device to meet the patient's need.

The fitting process involves several stages in order to successfully achieve desired functional and cosmetic results. The practitioner creates a cast and takes detailed measurements, frequently using our digital imaging system (Insignia), of the patient to ensure an anatomically correct fit. Prosthetic devices are custom fabricated by technicians and fit by skilled practitioners. The majority of the orthotic devices provided by us are custom designed, fabricated and fit; the remainder are prefabricated but custom fit.

Custom devices are fabricated by our skilled technicians using the plaster castings, measurements and designs made by our practitioners as well as utilization of our proprietary Insignia system. The Insignia system replaces plaster casting of a patient's residual limb with the generation of a computer scanned image. Insignia provides a very accurate image, faster turnaround for the patient, and a more professional overall experience. Technicians use advanced materials and technologies to fabricate a custom device under quality assurance guidelines. Custom designed devices that cannot be fabricated at the patient-care centers are fabricated at one of several central fabrication facilities. After final adjustments to the device by the practitioner, the patient is instructed in the use, care and maintenance of the device. Training programs and scheduled follow-up and maintenance visits are used to provide post-fitting treatment, including adjustments or replacements as the patient's physical condition and lifestyle change.

To provide timely service to our patients, we employ technical personnel and maintain laboratories at many of our patient-care centers. We have earned a strong reputation within the O&P industry for the development and use of innovative technology in our products, which has increased patient comfort and capability, and can significantly enhance the rehabilitation process. The quality of our products and the success of our technological advances have generated broad media coverage, building our brand equity among payors, patients and referring physicians.

A substantial portion of our O&P services involves the treatment of a patient in a non-hospital setting, such as our patient-care centers, a physician's office, an out-patient clinic or other facility. In addition, O&P services are increasingly rendered to patients in hospitals, nursing homes, rehabilitation centers and other alternate-site healthcare facilities. In a hospital setting, the practitioner works with a physician to provide either orthotic devices or temporary prosthetic devices that are later replaced by permanent prosthetic devices.

Products, Patents and Trademarks

We own certain patents and trademarks relating to our O&P products and services. Among them are the Insignia laser scanning system and the Comfort-Flex™ Socket, which is a patented design that presently is only available at our patient-care centers. A socket is the connecting point between a prosthetic device and the body of the patient. The Comfort-Flex™ Socket is a highly contoured flexible socket which has revolutionized both above-knee and below-knee prosthetic devices. It features anatomically designed channels to accommodate various muscle, bone, tendon, vascular and nerve areas. This unique approach to socket design is generally accepted as superior to previous socket systems. We also hold exclusive rights to the Charleston Bending Brace™, a custom-designed and fitted brace used to correct spinal curvatures in young children.

Through IN, Inc. we also help develop products for sale both in our patient-care centers and through our distribution segment and a separate sales force. The first of IN, Inc.'s line of functional electrical stimulation products, the WalkAide System, is a medical device designed to counter the lack of ankle dorsiflexion, commonly referred to as foot drop, in patients who have sustained damage to upper motor neurons or pathways to the spinal cord. The WalkAide System electrically stimulates the appropriate nerves and muscles. In addition to improving the patient's gait, medical benefits of the WalkAide System may include increased mobility, prevention/retardation of disuse atrophy, increased local blood flow, muscle re-education and maintained or increased joint range of motion.

Patient-Care Center Administration

We provide all senior management, accounting, accounts payable, payroll, sales and marketing, management information systems, real estate, acquisitions and human resources services for our patient-care centers on either a centralized or out-sourced basis. As a result, we are able to provide these services more efficiently and cost-effectively than if these services had to be generated at each patient-care center. Moreover, the centralization or out-sourcing of these services permits our practitioners to allocate a greater portion of their time to patient care activities by reducing their administrative responsibilities.

We also develop and implement programs designed to increase sales and enhance the efficiency of our patient-care centers. These programs include: (i) sales and marketing initiatives to attract new patient referrals by establishing relationships with physicians, therapists, employers, managed care organizations, hospitals, rehabilitation centers, out-patient clinics and insurance companies; (ii) professional management and information systems to improve efficiencies of administrative and operational functions; (iii) professional education programs for practitioners emphasizing new developments in the increasingly sophisticated field of O&P clinical therapy; (iv) the establishment of shared fabrication and centralized purchasing activities, which provide access to component parts and products within two business days at prices that are typically lower than traditional procurement methods; (v) access to virtually every product available at lower cost due to the combined purchasing power of our patient-care centers; and (vi) access to technology, such as Insignia, that is not available to our competitors.

Distribution Services

We distribute O&P components to the O&P market as a whole and to our own patient-care centers through our wholly-owned subsidiary, SPS, which is the nation's largest O&P distributor. For the year ended December 31, 2006, 33.2% or approximately $55.4 million of SPS' distribution sales were to third-party O&P services providers, and the balance of approximately $111.5 million represented intercompany sales to our patient-care centers. SPS inventories approximately 23,000 items, all of which are manufactured by other companies. SPS maintains distribution facilities in California, Georgia, and Texas, which allow us to deliver products via ground shipment anywhere in the United States within two business days.

Our distribution business enables us to:

- lower our material costs by negotiating purchasing discounts from manufacturers;
- reduce our patient-care center inventory levels and improve inventory turns through centralized purchasing control;
- quickly access prefabricated and finished O&P products;
- perform inventory quality control;
- encourage our patient-care centers to use clinically appropriate products that enhance our profit margins; and
- coordinate new product development efforts with key vendor "partners".

This is accomplished at competitive prices as a result of our direct purchases from manufacturers.

Marketing of our distribution services is conducted on a national basis through a dedicated sales force, print and e-commerce catalogues and exhibits at industry and medical meetings and conventions. We direct specialized catalogues to segments of the healthcare industry, such as orthopedic surgeons and physical and occupational therapists.

Expansion

We increase our market share primarily through acquisitions and opening of new satellites. Historically, we have acquired small to medium size O&P practices in new markets or in markets where we have a presence. These acquired patient-care centers are converted to Hanger practices and existing practitioners continue as Hanger employees, subject to non-compete agreements.

We have historically developed new satellite patient-care centers in existing markets with underserved demand for O&P services. These satellite patient-care centers require less capital to develop than complete patient-care centers because the satellite patient-care centers usually consist of only a waiting room and patient fitting rooms, but without a fabrication laboratory for creating O&P devices. A practitioner will spend one or two days each week in a satellite patient-care center treating patients from that area.

These satellite patient-care centers also tend to receive new patient referrals from nearby hospitals and physicians. While a partial patient volume shift occurs from the practitioner's main patient-care center to the satellite patient-care center because the practitioner is now seeing some of the same patients out of a new satellite patient-care center, the additional patient volume in the satellite patient-care center increases the practitioner's overall patient encounters. If demand for O&P services at a satellite patient-care center increases beyond the ability of the practitioner to service it one or two days a week, we will staff the office on a full-time basis.

Reimbursement

The principal reimbursement sources for our O&P services are:

- private payor/third-party insurer sources, which consist of individuals, private insurance companies, HMOs, PPOs, hospitals, vocational rehabilitation, workers' compensation and similar sources;

- Medicare, a federally funded health insurance program providing health insurance coverage for persons aged 65 or older and certain disabled persons, which provides reimbursement for O&P products and services based on prices set forth in fee schedules for 10 regional service areas;

- Medicaid, a health insurance program jointly funded by federal and state governments providing health insurance coverage for certain persons in financial need, regardless of age, which may supplement Medicare benefits for financially needy persons aged 65 or older; and

- the U.S. Veterans Administration, with which we have entered into contracts to provide O&P services and products.

We estimate that government reimbursement, comprised of Medicare, Medicaid and the U.S. Veterans Administration, in the aggregate, accounted for approximately 41.1%, 41.2% and 44.3% of our net sales in 2006, 2005 and 2004, respectively. These payors have set maximum reimbursement levels for O&P

services and products. In November 2003, Congress enacted legislation that froze Medicare reimbursement levels for all O&P services at current levels for all of calendar 2004, 2005 and 2006. The result of this legislation was a downward pressure on our income from operations. We initiated purchasing and efficiency programs in an effort to minimize the effects of the legislation. During 2006, Congress enacted legislation that increased Medicare reimbursement levels by approximately 4.3% effective January 1, 2007. There can be no assurance that future changes will not reduce reimbursements for O&P services and products from these sources.

In addition to referrals from physicians, we enter into contracts with third-party payors that allow us to perform O&P services for a referred patient and be paid under the contract with the third-party payor. These contracts typically have a stated term of one year and automatically renew annually. These contracts generally may be terminated without cause by either party on 60 to 90 days' notice or on 30 days' notice if we have not complied with certain licensing, certification, program standards, Medicare or Medicaid requirements or other regulatory requirements. Reimbursement for services is typically based on a fee schedule negotiated with the third-party payor that reflects various factors, including geographic area and number of persons covered. Renewals of third party contracts have been negatively impacted by both the freeze in Medicare reimbursement as well as competition from small independent O&P providers who from time to time will accept contracts with below market reimbursement in order to gain market share.

Through the course of business, we receive patient deposits on devices not yet delivered. At December 31, 2006 and 2005, we had received $0.8 million and $0.3 million, respectively, of deposits from our patients.

Suppliers

We purchase prefabricated O&P devices, components and materials that our technicians use to fabricate O&P products from in excess of 300 suppliers across the country. These devices, components and materials are used in the products we offer in our patient-care centers throughout the country. Currently, only four of our third-party suppliers account for more than 5% of our total patient care purchases. In addition, two of our purchased products accounted for a significant portion of total purchases from two of our existing suppliers.

Provider Network Management

During the second half of 2003, we created Linkia, the first provider network management service dedicated solely to serving the O&P market. The Linkia service focuses on partnering with healthcare insurance companies and providing management of their O&P services and needs principally through the establishment of a customized network of O&P patient care providers selected from our 618 patient-care centers as well as independent O&P providers nationwide. We believe the Linkia service offers health insurance companies a means to reduce administrative expenses through electronic billing, prior authorization, customer services and professional relations between its clients and the O&P providers. We target our Linkia sales efforts at the country's largest insurance companies. In March of 2004, Linkia entered into its first contract and in September 2005, it signed an agreement with CIGNA HealthCare which covers nine million beneficiaries. We will continue the deployment of Linkia and although it is too early to assess the overall success of this effort, we expect the Linkia contracts to positively impact patient-care center sales, as the CIGNA contract is phased in.

Sales and Marketing

The individual practitioners in local patient-care centers historically have conducted our sales and marketing efforts. Due primarily to the fragmented nature of the O&P industry, the success of a particular patient-care center has been largely a function of its local reputation for quality of care, responsiveness and length of service in the local communities. Individual practitioners have relied almost exclusively on referrals from local physicians or physical therapists and typically are not involved in more sophisticated marketing techniques.

We have developed a centralized marketing department the goal of which is to augment the responsibilities of the individual practitioner, enabling the practitioner to focus more of his or her efforts on patient care. Our sales and marketing effort targets the following:

- *Marketing and Public Relations.* Our objective is to increase the visibility of the "Hanger" name by building relationships with major referral sources through activities such as co-sponsorship of sporting events and co-branding of products. We also continue to explore creating alliances with certain vendors to market products and services on a nationwide basis.

- *Business Development.* We have dedicated personnel in most of our regions of operation who are responsible for arranging seminars, clinics and forums to increase the individual communities' awareness of the "Hanger" name. These business development managers ("BDM") also meet with local referral and contract sources to help our practitioners develop new relationships in their markets. During 2006, regions in which these BDMs were operating experienced greater sales increases than regions without BDMs.

- *Insurance Contracts.* Linkia is actively seeking contracts with national insurance companies to manage their network. We also have regional contract managers who negotiate with hospitals and regional payors.

- *Other Initiatives.* We are constantly seeking and developing new technology and products to enable us to provide the highest quality patient-oriented care. We continue to use Insignia laser scanning system, which enables our practitioners to create and modify a computer-based scan of patients' limbs to create more comprehensive patient records and a better prosthetic fit. Due to the improvement Insignia offers to our patient care, it has been an effective marketing tool for our practitioners. During 2006, the Company launched the WalkAide system for treatment of a condition commonly referred to as dropfoot. Management believes the product can broaden our traditional customer base and through distribution agreements may allow the Company to enter international markets.

Acquisitions

In 2006, we acquired two additional O&P companies operating one patient-care center located in Mississippi. The aggregate purchase price paid by us for the 2006 acquisitions, excluding potential earn-out provisions, was $0.3 million. In 2005, we acquired five O&P companies operating a total of five patient-care centers located in Florida and Arizona. The aggregate purchase price paid by us for the 2005 acquisitions, excluding potential earn-out provisions, was $2.3 million. During 2004, we acquired six O&P companies operating a total of 37 patient-care centers located in Ohio, California, Kansas, Texas, Kentucky, Indiana and Colorado, for which we paid $23.0 million, excluding potential earn-out provisions.

Competition

The O&P services industry is highly fragmented, consisting mainly of local O&P patient-care centers. The business of providing O&P patient care services is highly competitive in the markets in which we operate. We compete with numerous small independent O&P providers for referrals from physicians, therapists, employers, HMOs, PPOs, hospitals, rehabilitation centers, out-patient clinics and insurance companies on both a local and regional basis. We compete with other patient care service providers on the basis of quality and timeliness of patient care, location of patient-care centers and pricing for services.

We also compete with independent O&P providers for the retention and recruitment of qualified practitioners. In certain markets, the demand for practitioners exceeds the supply of qualified personnel.

Government Regulation

We are subject to a variety of federal, state and local governmental regulations. We make every effort to comply with all applicable regulations through compliance programs, manuals and personnel training. Despite these efforts, we cannot guarantee that we will be in absolute compliance with all regulations at all times. Failure to comply with applicable governmental regulations may result in significant penalties, including exclusion from the Medicare and Medicaid programs, which would have a material adverse effect on our business. In November 2003, Congress legislated a three-year freeze on reimbursement levels for all O&P services starting January 1, 2004. The effect of this legislation has been a downward pressure on our income from operations, however, we have initiated certain purchasing and efficiency programs which we believe will minimize such effects. During 2006,Congress enacted legislation that increased Medicare reimbursement levels by approximately 4.3% effective January 1, 2007. There can be no assurance that future changes will not reduce reimbursements for O&P services and products from these sources.

Medical Device Regulation. We distribute products that are subject to regulation as medical devices by the U.S. Food and Drug Administration ("FDA") under the Federal Food, Drug and Cosmetic Act ("FDCA") and accompanying regulations. With the exception of two products which have been cleared for marketing as prescription medical devices under section 510(k) of the FDCA, we believe that the products we distribute, including O&P medical devices, accessories and components, are exempt from the FDA's regulations for pre-market clearance or approval requirements and from requirements relating to quality system regulation (except for certain recordkeeping and complaint handling requirements). We are required to adhere to regulations regarding adverse event reporting, establishment registration, and product listing; and we are subject to inspection by the FDA for compliance with all applicable requirements. Labeling and promotional materials also are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Although we have never been challenged by the FDA for non-compliance with FDA requirements, we cannot assure that we would be found to be or to have been in compliance at all times. Non-compliance could result in a variety of civil and/or criminal enforcement actions, which could have a material adverse effect on our business and results of operations.

Fraud and Abuse. Violations of fraud and abuse laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal healthcare programs, including Medicare, Medicaid, U.S. Veterans Administration health programs and the Department of Defense's TRICARE program, formerly known as CHAMPUS. These laws, which include but are not limited to, antikickback laws, false claims laws, physician self-referral laws, and federal criminal healthcare fraud laws, are discussed in further detail below. We believe our billing practices, operations, and compensation and financial arrangements with referral sources and others materially comply with applicable federal and state requirements. However, we cannot assure that such requirements will not be interpreted by a governmental authority in a manner inconsistent with our interpretation and application. The failure to comply, even if inadvertent, with any of these requirements could require us to alter our operations and/or refund payments to the government. Such refunds could be significant and could also lead to the imposition of significant penalties. Even if we successfully defend against any action against us for violation of these laws or regulations, we would likely be forced to incur significant legal expenses and divert our management's attention from the operation of our business. Any of these actions, individually or in the aggregate, could have a material adverse effect on our business and financial results.

Antikickback Laws. Our operations are subject to federal and state antikickback laws. The federal Antikickback Statute (Section 1128B(b) of the Social Security Act) prohibits persons or entities from knowingly and willfully soliciting, offering, receiving, or paying any remuneration in return for, or to induce, the referral of persons eligible for benefits under a federal healthcare program (including Medicare, Medicaid, the U.S. Veterans Administration health programs and TRICARE), or the ordering, purchasing, leasing, or arranging for, or the recommendation of purchasing, leasing or ordering of, items or services that may be paid for, in whole or in part, by a federal healthcare program. Courts have held that the statute may be violated when even one purpose (as opposed to a primary or sole purpose) of a payment is to induce referrals or other business.

Recognizing that the Antikickback Statute is broad and may technically prohibit beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services developed regulations addressing certain business arrangements that will offer protection from scrutiny under the Antikickback Statute. These "Safe Harbors" describe activities which may be protected from prosecution under the Antikickback Statute, provided that they meet all of the requirements of the applicable Safe Harbor. For example, the Safe Harbors cover activities such as offering discounts to healthcare providers and contracting with physicians or other individuals or entities that have the potential to refer business to us that would ultimately be billed to a federal healthcare program. Failure to qualify for Safe Harbor protection does not mean that an arrangement is illegal. Rather, the arrangement must be analyzed under the Antikickback Statute to determine whether there is an intent to pay or receive remuneration in return for referrals. Conduct and business arrangements that do not fully satisfy one of the Safe Harbors may result in increased scrutiny by government enforcement authorities. In addition, some states also have antikickback laws that vary in scope and may apply regardless of whether a federal healthcare program is involved.

Our operations and business arrangements include, for example, discount programs or other financial arrangements with individuals and entities, such as lease arrangements with hospitals and certain participation agreements. Therefore, our operations and business arrangements are required to comply with the antikickback laws. Although our business arrangements and operations may not always satisfy all the criteria of a Safe Harbor, we believe that our operations are in material compliance with federal and state antikickback statutes.

HIPAA Violations. The Health Insurance Portability and Accountability Act ("HIPAA") provides for criminal penalties for, among other offenses, healthcare fraud, theft or embezzlement in connection with healthcare, false statements related to healthcare matters, and obstruction of criminal investigation of healthcare offenses. Unlike the federal antikickback laws, these offenses are not limited to federal healthcare programs.

In addition, HIPAA authorizes the imposition of civil monetary penalties where a person offers or pays remuneration to any individual eligible for benefits under a federal healthcare program that such person knows or should know is likely to influence the individual to order or receive covered items or services from a particular provider, practitioner or supplier. Excluded from the definition of "remuneration" are incentives given to individuals to promote the delivery of preventive care (excluding cash or cash equivalents), incentives of nominal value and certain differentials in or waivers of coinsurance and deductible amounts.

These laws may apply to certain of our operations. As noted above, we have established various types of discount programs or other financial arrangements with individuals and entities. We also bill third-party payors and other entities for items and services provided at our patient-care centers. While we endeavor to ensure that our discount programs and other financial arrangements, and billing practices comply with applicable laws, such programs, arrangements and billing practices could be subject to scrutiny and challenge under HIPAA.

False Claims Laws. We are also subject to federal and state laws prohibiting individuals or entities from knowingly presenting, or causing to be presented, claims for payment to third-party payors (including Medicare and Medicaid) that are false or fraudulent, are for items or services not provided as claimed, or otherwise contain misleading information. Each of our patient-care centers is responsible for the preparation and submission of reimbursement claims to third-party payors for items and services furnished to patients. In addition, our personnel may, in some instances, provide advice on billing and reimbursement to purchasers of our products. While we endeavor to assure that our billing practices comply with applicable laws, if claims submitted to payors are deemed to be false, fraudulent, or for items or services not provided as claimed, we could face liability for presenting or causing to be presented such claims.

Physician Self-Referral Laws. We are also subject to federal and state physician self-referral laws. With certain exceptions, the federal Medicare physician self-referral law (the "Stark Law") (Section 1877 of the Social Security Act) prohibits a physician from referring Medicare beneficiaries to an entity for "designated health services" – including prosthetic and orthotic devices and supplies – if the physician or the physician's immediate family member has a financial relationship with the entity. A financial relationship includes both ownership or investment interests and compensation arrangements. An entity that furnishes designated health services pursuant to a prohibited referral may not present or cause to be presented a claim or bill for such designated health services. Penalties for violating the Stark Law include denial of payment for the service, civil monetary penalties, and the possibility of being excluded from the Medicare or Medicaid programs.

With respect to ownership/investment interests, there is an exception under the Stark Law for referrals made to a publicly traded entity in which the physician has an investment interest if the entity's shares are traded on certain exchanges, including the New York Stock Exchange, and the entity had shareholders' equity exceeding $75.0 million for its most recent fiscal year or as an average during the three previous fiscal years. We meet these tests and, therefore, believe that referrals from physicians who have ownership interests in our stock should not result in liability under the Stark Law.

With respect to compensation arrangements, there are regulatory exceptions under the Stark Law that permit physicians to maintain certain business arrangements, such as personal service contracts and equipment or space leases, with healthcare entities to which they refer patients for designated health services. Unlike the Antikickback Statute, all of the elements of a Stark Law exception must be met in order for the exception to apply. We believe that our compensation arrangements with physicians comply with the Stark Law, either because the physician's relationship fits fully within a regulatory exception or because the physician does not generate prohibited referrals. If, however, we receive a prohibited referral, our submission of a bill for services rendered pursuant to such a referral could subject us to sanctions under the Stark Law and applicable state self-referral laws.

Certification and Licensure. Our practitioners and/or certain operating units may be subject to certification or licensure requirements under the laws of some states. Most states do not require separate licensure for practitioners. However, several states currently require practitioners to be certified by an organization such as the American Board for Certification. The American Board for Certification conducts a certification program for practitioners and an accreditation program for patient-care centers. The minimum requirements for a certified practitioner are a college degree, completion of an accredited academic program, one to four years of residency at a patient-care center under the supervision of a certified practitioner and successful completion of certain examinations. Minimum requirements for an accredited patient-care center include the presence of a certified practitioner and specific plant and equipment requirements.

Some states may require licensure or registration of facilities that dispense or distribute prescription medical devices within or from outside of the state. In addition, some states may require a license or registration to provide services such as those offered by Linkia. We are in the process of meeting these requirements.

While we endeavor to comply with all state licensure requirements, we cannot assure that we will be in compliance at all times with these requirements. Failure to comply with state licensure requirements could result in civil penalties, termination of our Medicare agreements, and repayment of amounts received from Medicare for services and supplies furnished by an unlicensed individual or entity.

Confidentiality and Privacy Laws. The Administrative Simplification Provisions of HIPAA, and their implementing regulations, set forth privacy standards and implementation specifications concerning the use and disclosure of individually identifiable health information (referred to as "protected health information") by health plans, healthcare clearinghouses and healthcare providers that transmit health information electronically in connection with certain standard transactions ("Covered Entities"). HIPAA further requires Covered Entities to protect the confidentiality of health information by meeting certain security standards and implementation specifications. In addition, under HIPAA, Covered Entities that electronically transmit certain administrative and financial transactions must utilize standardized formats and data elements ("the transactions/code sets standards"). HIPAA imposes civil monetary penalties for non-compliance, and, with respect to knowing violations of the privacy standards, or violations of such standards committed under false pretenses or with the intent to sell, transfer or use individually identifiable health information for commercial advantage, criminal penalties. We believe that we are subject to the Administrative Simplification Provisions of HIPAA and are taking steps to meet applicable standards and implementation specifications. The new requirements have had a significant effect on the manner in which we handle health data and communicate with payors. Our new billing system, OPS, was designed to meet these requirements.

In addition, state confidentiality and privacy laws may impose civil and/or criminal penalties for certain unauthorized or other uses or disclosures of individually identifiable health information. We are also subject to these laws. While we endeavor to assure that our operations comply with applicable laws governing the confidentiality and privacy of health information, we could face liability in the event of a use or disclosure of health information in violation of one or more of these laws.

Personnel and Training

None of our employees are subject to a collective-bargaining agreement. We believe that we have satisfactory relationships with our employees and strive to maintain these relationships by offering competitive benefit packages, training programs and opportunities for advancement. During the year ended December 31, 2006, we had an average of 3,303 employees. The following table summarizes our average number of employees for the year:

	Practitioners	Residents	Technicians	Administrative	Distribution	Corporate and Shared Services
Hanger Prosthetics & Orthotics, Inc.	1,030	70	534	1,300	-	-
Southern Prosthetic Supply, Inc.	-	-	-	-	118	-
Hanger Orthopedic Group, Inc.	-	-	-	-	-	251

We have established an affiliation with the University of Connecticut pursuant to which we own and operate a school at the Newington, Connecticut campus that offers a certificate in orthotics and/or prosthetics after the completion of a nine-month course. We believe there are only seven schools of this kind in the United States, and two under development. The program director is a Hanger employee, and our practitioners teach most of the courses. After completion of the nine-month course, graduates receive a certificate and go on to complete a residency in their area of specialty. After their residency is complete, graduates can choose to complete a course of study in the other area of specialty. Most graduates will then sit for a certification exam to either become a certified prosthetist or certified orthotist. We offer exam preparation courses for graduates who agree to become our practitioners to help them prepare for those exams.

We also provide a series of ongoing training programs to improve the professional knowledge of our practitioners. For example, we have an annual Education Fair which is attended by over 520 of our practitioners and consists of lectures and seminars covering many clinical topics including the latest technology and process improvements, basic accounting and business courses and other courses which allow the practitioners to fulfill their ongoing continuing education requirements.

Insurance

We currently maintain insurance coverage for malpractice liability, product liability, workers' compensation, executive protection and property damage. Our general liability insurance coverage is $1.0

million per incident, with a $25.0 million umbrella insurance policy. The coverage for malpractice, product and workers' compensation is self-insured with both individual specific claim and aggregate stop-loss policies to protect us from either significant individual claims or dramatic changes in our loss experience. Based on our experience and prevailing industry practices, we believe our coverage is adequate as to risks and amount. We have not incurred a material amount of expenses in the past as a result of uninsured O&P claims.

Special Note On Forward-Looking Statements

Some of the statements contained in this report discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

- the demand for our orthotic and prosthetic services and products;
- our ability to integrate effectively the operations of businesses that we have acquired and plan to acquire in the future;
- our ability to enter into national contracts;
- our ability to maintain the benefits of our performance improvement plans;
- our ability to attract and retain qualified orthotic and prosthetic practitioners;
- changes in federal Medicare reimbursement levels and other governmental policies affecting orthotic and prosthetic operations;
- our indebtedness, the impact of changes in prevailing interest rates and the availability of favorable terms of equity and debt financing to fund the anticipated growth of our business;
- changes in, or failure to comply with, federal, state and/or local governmental regulations; and
- liabilities relating to orthotic and prosthetic services and products and other claims asserted against us.

For a discussion of important risk factors affecting our business, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Item 1A-Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. We do not have any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1A. RISK FACTORS.

We incurred net losses for the year ended December 31, 2004 and could incur net losses in the future.

We incurred a net loss of $23.4 million for the year ended December 31, 2004 primarily as a result of the recognition of $45.8 million in non-cash charges related to goodwill impairment. For the years ended

December 31, 2006 and 2005, however, we generated net income of $3.4 million and $17.8 million, respectively. We cannot assure that we will not incur net losses in the future.

We are highly leveraged and have significant fixed operating costs; therefore our profitability and ability to service our debt could be negatively impacted by our ability to generate sales growth.

We are highly leveraged and have a significant amount of fixed costs. Therefore, our ability to continue to service our debt and fund necessary capital additions is dependent on our ability to grow sales and control inflationary increases in our fixed costs.

Changes in government reimbursement levels could adversely affect our net sales, cash flows and profitability.

We derived 41.1%, 41.2% and 44.3% of our net sales for the years ended December 31, 2006, 2005 and 2004, respectively, from reimbursements for O&P services and products from programs administered by Medicare, Medicaid and the U.S. Veterans Administration. Each of these programs sets maximum reimbursement levels for O&P services and products. If these agencies reduce reimbursement levels for O&P services and products in the future, our net sales could substantially decline. In addition, the percentage of our net sales derived from these sources may increase as the portion of the U.S. population over age 65 continues to grow, making us more vulnerable to maximum reimbursement level reductions by these organizations. Reduced government reimbursement levels could result in reduced private payor reimbursement levels because fee schedules of certain third-party payors are indexed to Medicare. Furthermore, the healthcare industry is experiencing a trend towards cost containment as government and other third-party payors seek to impose lower reimbursement rates and negotiate reduced contract rates with service providers. This trend could adversely affect our net sales. Medicare provides for reimbursement for O&P products and services based on prices set forth in fee schedules for ten regional service areas. In November 2003, Congress legislated a three-year freeze on Medicare reimbursement levels which ended December 31, 2006 on all O&P services. The effect of this legislation was a downward pressure on our income from operations. During 2006, Congress enacted legislation that increased Medicare reimbursement levels by approximately 4.3% effective January 1, 2007. If the U.S. Congress were to legislate additional modifications to the Medicare fee schedules, our net sales from Medicare and other payors could be adversely and materially affected. We cannot predict whether any such modifications to the fee schedules will be enacted or what the final form of any modifications might be.

On April 24, 2006, the Centers for Medicare & Medicaid Services announced a proposed rule that would call for a competitive bidding program for certain covered prosthetic and orthotic equipment as required by the Medicare Modernization Act of 2003. We cannot now identify the impact of such proposed rule on us.

Changes in payor reimbursements could negatively affect our net sales volume.

Recent years have seen a consolidation of healthcare companies coupled with certain payors terminating contracts, imposing caps or reducing reimbursement for O&P products. Additionally, employers are increasingly pushing healthcare costs down to their employees. These trends could result in decreased O&P revenue.

If we cannot collect our accounts receivable and effectively manage our inventory, our business, results of operations, financial condition and ability to satisfy our obligations under our indebtedness could be adversely affected.

As of December 31, 2006 and 2005, our accounts receivable over 120 days represented approximately 16.3% and 20.4% of total accounts receivable outstanding in each period, respectively. If we cannot collect our accounts receivable, our business, results of operations, financial condition and ability to satisfy our obligations under our indebtedness could be adversely affected. In addition, our principal means of control with respect to accounting for inventory and costs of goods sold is a physical inventory conducted on an annual basis. This accepted method of accounting controls and procedures may result in an understatement or overstatement, as the case may be, of inventory between our annual physical inventories. In conjunction with our physical inventory performed on October 1, 2006, we recorded a $4.4 million decrease to inventory. We did not record a book-to-physical inventory adjustment as a result of our October 1, 2005 inventory count. Adjustments to inventory during interim periods following our physical inventory could adversely affect our results of operations and financial condition.

A decrease in the quality of services provided at our patient-care centers may negatively impact our reputation.

Maintaining our market share is dependent on us providing quality services and products. Increasingly, payors are seeking out service providers that control a significant market presence and abide by high quality standards. In addition, suppliers attempting to sell directly to hospitals and healthcare management companies, O&P competitors and other service providers, such as physical therapists, are continually attempting to penetrate the market. If we are unable to abide by our standard operating procedures and continue providing quality services to our patients, our net sales and market presence could be adversely impacted.

If we are unable to maintain good relations with our suppliers, our existing purchasing discounts may be jeopardized, which could adversely affect our gross margins.

We currently enjoy significant purchasing discounts with most of our suppliers, and our ability to sustain our income from operations has been, and will continue to be, dependent, in part, on our ability to continue to obtain favorable discount terms from our suppliers. These terms may be subject to changes in suppliers' strategies from time to time, which could adversely affect our gross margins over time. The profitability of our business depends, in part, upon our ability to maintain good relations with these suppliers.

We depend on the continued employment of our orthotists and prosthetists who work at our patient-care centers and their relationships with physicians and patients. Our ability to provide O&P services at our patient-care centers would be impaired and our net sales reduced if we were unable to maintain these relationships.

Our net sales would be reduced if a significant number of our practitioners leave us. In addition, any failure of our practitioners to maintain the quality of care provided or to otherwise adhere to certain general operating procedures at our facilities or any damage to the reputation of a significant number of our practitioners could adversely affect our reputation, subject us to liability and significantly reduce our net sales. A substantial amount of our business is derived from orthopedic surgeons and other healthcare providers. If the quality of our services and products declines in the opinion of these healthcare providers, they may cease to recommend our products, which would adversely affect our net sales.

If the non-competition agreements we have with our key executive officers and key practitioners were found by a court to be unenforceable, we could experience increased competition resulting in a decrease in our net sales.

We generally enter into employment agreements with our executive officers and a significant number of our practitioners which contain non-compete and other provisions. The laws of each state differ concerning the enforceability of non-competition agreements. State courts will examine all of the facts and circumstances at the time a party seeks to enforce a non-compete covenant. We cannot predict with certainty whether or not a court will enforce a non-compete covenant in any given situation based on the facts and circumstances at that time. If one of our key executive officers and/or a significant number of our practitioners were to leave us and the courts refused to enforce the non-compete covenant, we might be subject to increased competition, which could materially and adversely affect our business, financial condition and results of operations.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.

We contract with various federal and state governmental agencies to provide O&P services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- refunding of amounts we have been paid pursuant to our government contracts;
- imposition of fines, penalties and other sanctions on us;
- loss of our right to participate in various federal programs;
- damage to our reputation in various markets; or
- material and/or adverse effects on our business, financial condition and results of operations.

We are subject to numerous federal, state and local governmental regulations, noncompliance with which could result in significant penalties that could have a material adverse effect on our business.

A failure by us to comply with the numerous federal, state and/or local healthcare and other governmental regulations to which we are subject, including the regulations discussed under "Government Regulation" in Item 1 above, could result in significant penalties and adverse consequences, including exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on our business.

If the results of the current investigations over the billing allegations at the West Hempstead patient-care center and the associated class action lawsuits are not resolved in our favor or if such allegations are expanded to other patient-care centers and are not resolved in our favor, our operations may be negatively impacted and we may be subject to significant fines.

Although we believe that the class action suits against management that surfaced as a result of the billing allegations at the West Hempstead patient-care center are without merit, if the courts decide in favor of the plaintiffs, we may be subject to monetary and/or compensatory damages. In addition, if the results of the investigation at the West Hempstead patient-care center and any other patient-care centers uncover billing discrepancies, we may be responsible for noncompliance fines and the extension of such investigation to other patient-care centers.

We may be unable to successfully integrate and operate other O&P businesses that we acquire in the future.

Part of our business strategy involves the acquisition and integration of small and medium-sized O&P businesses. We may not be able to successfully consummate and/or integrate future acquisitions. We continuously review acquisition prospects that would complement our existing operations, increase our size and allow us to expand into under-served geographic areas or otherwise offer growth opportunities. The financing for these acquisitions could significantly dilute our investors or result in an increase in our indebtedness. We may acquire or make investments in businesses or products in the future. Acquisitions may entail numerous integration risks and impose costs on us, including:

- difficulties in assimilating acquired operations or products, including the loss of key employees from acquired businesses;
- diversion of management's attention from our core business concerns;
- adverse effects on existing business relationships with suppliers and customers;
- risks of entering markets in which we have no or limited experience;
- dilutive issuances of equity securities;
- incurrence of substantial debt;
- assumption of contingent liabilities; and
- incurrence of significant immediate write-offs.

Our failure to successfully complete the integration of future acquisitions could have a material adverse effect on our results of operations, business and financial condition.

Our Website

Our website is http://www.hanger.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and Section 16 filings (i.e. Forms 3, 4 and 5) as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission at http://www.sec.gov. Our website also contains the charters of the Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee and Quality and Technology Committee of our board of directors; our Code of Business Conduct and Ethics for Directors and Employees, which includes our principal executive, financial and accounting officers; as well as our Corporate Governance Guidelines. Information contained on our website is not part of this report.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

As of December 31, 2006, we operated 618 patient-care centers and facilities in 45 states and the District of Columbia. We own 19 buildings that house a patient-care center. The remaining centers are occupied under leases expiring between the years of 2007 and 2017. We believe our leased or owned centers are adequate for carrying on our current O&P operations at our existing locations, as well as our anticipated future needs at those locations. We believe we will be able to renew such leases as they expire or find comparable or additional space on commercially suitable terms.

The following table sets forth the number of our patient-care centers located in each state as of December 31, 2006:

State	Patient-Care Centers	State	Patient-Care Centers	State	Patient-Care Centers
Alabama	10	Louisiana	12	North Carolina	13
Arizona	31	Maine	3	North Dakota	2
Arkansas	5	Maryland	8	Ohio	33
California	72	Massachusetts	9	Oklahoma	11
Colorado	16	Michigan	5	Oregon	14
Connecticut	9	Minnesota	7	Pennsylvania	31
Delaware	1	Mississippi	10	South Carolina	11
District of Columbia	1	Missouri	21	South Dakota	2
Florida	38	Montana	6	Tennessee	14
Georgia	29	Nebraska	8	Texas	25
Illinois	26	Nevada	6	Utah	2
Indiana	12	New Hampshire	2	Virginia	6
Iowa	8	New Jersey	10	Washington	12
Kansas	12	New Mexico	6	West Virginia	9
Kentucky	10	New York	27	Wisconsin	11
				Wyoming	2

We also lease a distribution facility in each of Texas, California and Georgia. We lease our corporate headquarters in Bethesda, Maryland. Substantially all of our properties are pledged to collateralize bank indebtedness. See Note G to our Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS.

On June 15, 2004, the Company announced that an employee at its patient-care center in West Hempstead, New York alleged in a television news story aired on June 14, 2004 that there were instances of billing discrepancies at that facility.

On June 18, 2004, the Company announced that on June 17, 2004, the Audit Committee of the Company's Board of Directors had engaged a law firm to serve as independent counsel to the committee and to conduct an independent investigation of the allegations. The scope of that independent investigation was expanded to cover certain of the Company's other patient-care centers and included consideration of some of the allegations made in the Amended Complaint filed in the class actions discussed below. On June 17, 2004, the U.S. Attorney's Office for the Eastern District of New York subpoenaed records of the Company regarding various billing activities and locations. In addition, the Company also announced on June 18, 2004 that the Securities and Exchange Commission had commenced an informal inquiry into the matter. The Company is cooperating with the regulatory authorities. The Audit Committee's investigation will not be complete until all regulatory authorities have indicated that their inquiries are complete.

Management believes that any billing discrepancies are likely to be primarily at the West Hempstead patient-care center. Furthermore, management does not believe the resolution of the matters raised by the allegations will have a materially adverse effect on the Company's financial statements. The West Hempstead facility generated $0.6 million and $0.7 million in net sales during 2006 and 2005, respectively, or less than .5% of the Company's net sales, for each year.

It should be noted that additional regulatory inquiries may be raised relating to the Company's billing activities at other locations. No assurance can be given that the final results of the regulatory agencies' inquiries will be consistent with the results to date or that any discrepancies identified during the ongoing regulatory review will not have a material adverse effect on the Company's financial statements.

Between June 22, 2004 and July 1, 2004, five putative securities class action complaints were filed against the Company, four in the Eastern District of New York, Twist Partners v. Hanger Orthopedic Group, Inc., et al., No. 1:04-cv-02585 (filed 06/22/2004, E.D.N.Y); Shapiro v. Hanger Orthopedic Group, Inc., et al., No. 1:04-cv-02681 (filed 06/28/2004, E.D.N.Y.); Imperato v. Hanger Orthopedic Group, Inc., No. 1:04-cv-02736 (filed 06/30/2004, E.D.N.Y.); Walters v. Hanger Orthopedic Group, Inc., et al., No. 1:04-cv-02826 (filed 07/01/2004, E.D.N.Y.); and one in the Eastern District of Virginia, Browne v. Hanger Orthopedic Group, Inc., et al., No. 1:04-cv-7 15 (filed 06/23/2004, E.D. Va.). The complaints asserted that the Company's reported revenues were inflated through certain billing improprieties at one of the Company's facilities. The plaintiffs in Browne subsequently dismissed their complaint without prejudice, and the four remaining cases were consolidated into a single action in the Eastern District of New York encaptioned In re Hanger Orthopedic Group, Inc. Securities Litigation, No. 1:04-cv-2585 (the "Consolidated Securities Class Action"). On February 28, 2006, the court granted the Company's motion to transfer the Consolidated Securities Class Action to the District of Maryland. On June 12, 2006, a Second Consolidated Amended Class Action Complaint was filed against the Company in the District of Maryland, In re Hanger Orthopedic Group, Inc. Securities Litigation, No. 8:06-cv-00579-AW (the "Second Amended Complaint"). The Second Amended Complaint asserts that the Company's reported revenues were inflated through certain billing improprieties at some of the Company's facilities. In addition, the Second Amended Complaint asserts that the Company violated the federal securities laws in connection with a restatement announced by the Company on August 16, 2004, restating certain of the Company's financial statements during 2001 through the first quarter of 2004. The Second Amended Complaint purports to allege violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, as well as violations of Section 20(a) of the Exchange Act by certain of the Company's executives as "controlling persons" of the Company. On September 1, 2006, the Company filed a motion to dismiss the Second Amended Complaint. The motion to dismiss is fully briefed and oral argument took place on February 21, 2007.

The Company believes that the class action allegations of fraudulent conduct by the Company's executive directors and officers are without merit and it intends to vigorously defend the suits. The claims have been reported to the Company's insurance carrier.

On September 8, 2005, a derivative action was filed against the Company and certain of its current and former directors in the United States District Court for the Eastern District of New York. The lawsuit, which is encaptioned *Green Meadows Partners, LLP v. Ivan R. Sabel, et al*, No. CV 05 4259 (E.D.N.Y.), also largely repeats the allegations made in the consolidated amended complaint filed by the plaintiffs in *In re Hanger Orthopedic Group, Inc. Securities Litigation*, discussed above. On that basis, the *Green Meadows Partners* complaint purports to assert claims against the individual defendants, on behalf of the Company, for contribution in connection with the *In re Hanger Orthopedic Group, Inc. Securities Litigation* matter; forfeiture of certain bonuses and other incentive-based or equity-based compensation pursuant to Section 304; breach of fiduciary duty; unjust enrichment; and "abuse of control." The Complaint seeks unspecified compensatory damages, restitution and disgorgement, injunctive relief, and award of attorneys' fees and costs. The defendants have not yet filed their response to the *Green Meadows Partners* Complaint. After the transfer of the Consolidated Securities Class Action to the District of Maryland, the parties agreed to the transfer of the *Green Meadows Partners* case to the District of Maryland and to stay the case pending the outcome of the defendants' motion to dismiss the Consolidated Securities Class Action case.

The Company is also party to various legal proceedings that are ordinary and incidental to its business. Management does not expect that any legal proceedings currently pending will have a material adverse impact on the Company's financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of stockholders.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT.

The following table sets forth information regarding current executive officers of the Company and certain of its subsidiaries:

Name	Age	Office with the Company
Ivan R. Sabel, CPO	62	Chairman of the Board, Chief Executive Officer and Director
Thomas F. Kirk	61	President, Chief Operating Officer and Director
Richmond L. Taylor	58	Executive Vice President, President and Chief Operating Officer of Hanger Prosthetics & Orthotics, Inc. and HPO, Inc.
George E. McHenry	54	Executive Vice President and Chief Financial Officer
Ron N. May	60	President and Chief Operating Officer of Southern Prosthetic Supply, Inc.
Thomas C. Hofmeister	40	Vice President and Chief Accounting Officer
Hai Tran	37	Vice President and Treasurer
Marion L. Mullauer	54	Vice President and Chief Information Officer
Brian A. Wheeler	46	Vice President, Human Resources
John J. Rush, MD	46	Vice President and Chief Medical Officer

Ivan R. Sabel, CPO has been our Chairman of the Board of Directors and Chief Executive Officer since August 1995 and was our President from November 1987 to January 2002. Mr. Sabel also served as the Chief Operating Officer from November 1987 until August 1995. Prior to that time, Mr. Sabel had been Vice President, Corporate Development from September 1986 to November 1987. Mr. Sabel was the founder, owner and President of Capital Orthopedics, Inc. from 1968 until that company was acquired by us in 1986. Mr. Sabel is a Certified Prosthetist and Orthotist ("CPO"), a former clinical instructor in orthopedics at the Georgetown University Medical School in Washington, D.C., a member of the Government Relations Committee of the American Orthotic and Prosthetic Association ("AOPA"), a former Chairman of the National Commission for Health Certifying Agencies, a former member of the Strategic Planning Committee, a current member of the U.S. Veterans Administration Affairs Committee of AOPA and a former President of the American Board for Certification in Orthotics and Prosthetics. Mr. Sabel also serves as a member of the Medical Advisory Board of DJ Orthopedics, Inc., a manufacturer of knee braces. Mr. Sabel has been a director since 1986. Mr. Sabel holds a B.S. in Prosthetics and Orthotics from New York University.

Thomas F. Kirk has been our President and Chief Operating Officer since January 2002. From September 1998 to January 2002, Mr. Kirk was a principal with AlixPartners, LLC (formerly Jay Alix & Associates, Inc.), a management consulting company retained by Hanger to facilitate its reengineering process. From May 1997 to August 1998, Mr. Kirk served as Vice President, Planning, Development and Quality for FPL Group, a full service energy provider located in Florida. From April 1996 to April 1997, he served as Vice President and Chief Financial Officer for Quaker Chemical Corporation in Pennsylvania. From December 1987 to March 1996, he served as Senior Vice President and Chief Financial Officer for Rhone-Poulenc, S.A. in Princeton, New Jersey and Paris, France. From March 1977 to November 1988, he was employed by St. Joe Minerals Corp., a division of Fluor Corporation. Prior to this he held positions in sales, commercial development, and engineering with Koppers Co., Inc. Mr. Kirk holds a Ph.D. degree in strategic planning/marketing, and an M.B.A. degree in finance, from the University of Pittsburgh. He also holds a Bachelor of Science degree in mechanical engineering from Carnegie Mellon University. He is a registered professional engineer and a member of the Financial Executives Institute.

Richmond L. Taylor is our Executive Vice President, and the President and Chief Operating Officer of Hanger Prosthetics & Orthotics, Inc. and HPO, Inc., our two wholly-owned subsidiaries which operate all of our patient-care centers. Previously, Mr. Taylor served as the Chief Operating Officer of NovaCare O&P from June 1996 until July 1999, and held the positions of Region Vice-President and Region President of NovaCare O&P for the West Region from 1989 to June 1996. Prior to joining NovaCare O&P, Mr. Taylor spent 20 years in the healthcare industry in a variety of management positions including Regional Manager at American Hospital Supply Corporation, Vice President of Operations at Medtech, Vice President of Sales at Foster Medical Corporation and Vice President of Sales at Integrated Medical Systems.

George E. McHenry has been our Executive Vice President and Chief Financial Officer since October 2001. From 1987 until he joined us in October 2001, Mr. McHenry served as Executive Vice President, Chief Financial Officer and Secretary of U.S. Vision, Inc., an optical company with 600 locations in 47 states. Prior to joining U.S. Vision, Inc., he was employed principally as a Senior Manager by the firms of Touche Ross & Co. (now Deloitte & Touche) and Main Hurdman (now KPMG LLP) from 1974 to 1987. Mr. McHenry is a Certified Public Accountant and received a Bachelor of Science degree in accounting from St. Joseph's University.

Ron N. May has been the President and Chief Operating Officer of Southern Prosthetic Supply, Inc., our wholly-owned subsidiary that distributes orthotic and prosthetic products, since December 1998. From January 1984 to December 1998, Mr. May was Executive Vice President of the distribution division of J.E. Hanger, Inc. of Georgia until that company was acquired by us in November 1996. Mr. May also currently serves as a Board Member of the O&P Athletic Fund.

Thomas C. Hofmeister joined us in October of 2004 as our Vice President of Finance and Chief Accounting Officer and was previously employed as the Chief Financial Officer of Woodhaven Health Services from October 2002 through October 2004. Prior to that, Mr. Hofmeister served as Senior Vice President and Chief Accounting Officer of Magellan Health Services, Inc. from 1999 to 2002; Controller of London Fog Industries, Inc. from 1998 to 1999 and Vice President and Controller of Pharmerica, Inc. from 1995 to 1998. Mr. Hofmeister was also employed as a senior manager at KPMG Peat Marwick from 1988 to 1995. Mr. Hofmeister holds a B.S. degree in accounting from Mount Saint Mary's College.

Hai V. Tran has been our Vice President and Treasurer since May of 2006. From February 2002 until he joined us in May of 2006, Mr. Tran was the Senior Vice President of Strategic Development for Cadmus Communications Corporation. Prior to joining Cadmus, he held several finance and operations positions in various industries including technology, software, retail and consumer products. Mr. Tran holds a B.S. degree in Electrical Engineering from the University of Virginia and a Masters in Business Administration from the University of Richmond.

Marion L. Mullauer has been our Vice President and Chief Information Officer since August 2005. She is an experienced CIO, having held that position most recently at the American Chemical Society and Lippincott Williams & Wilkins, Inc., a leading publisher of health care information. She has over 25 years of experience in information technology in senior management positions, much of it with healthcare companies. Ms. Mullauer holds a B.S. degree in Business Administration from Towson University and a Masters in Business Administration from Loyola College.

Brian A. Wheeler has been our Vice President, Human Resources since November 2002. Prior to joining Hanger, he was the Vice President of Human Resources for Rhodia Inc., a wholly-owned U.S. subsidiary of the French Specialty Chemicals Company. Mr. Wheeler holds a B.A. degree in Political Science from the University of Florida.

John J. Rush, MD has been our Vice President and Chief Medical Officer since April 2005. From 2004 until he joined Hanger Orthopedic Group, Inc., Dr. Rush served as President of Inpatient Physicians Network of America, an organization that provides hospitalists (in-hospital admitting physicians) across the southwest. Prior to that, Dr. Rush served as Vice President, Medical Management and as a Regional Health Services Director for PacifiCare Health Systems from 2000 to 2004; Associate Medical Director for CIGNA HealthCare in New Jersey from 1998 to 2000; Vice President of Medical Affairs for Coastal Physicians Network in North Carolina from 1995 to 2000; and Chief Financial Officer of Wake Emergency Physicians in North Carolina from 1991 to 1995. Dr. Rush earned a medical degree at Northeastern Ohio University College of Medicine in Rootstown, Ohio, and completed his residency at Loma Linda University Medical Center in Loma Linda, California. Dr. Rush also holds a Master of Business Administration/Master of Health Administration degree from Pfeiffer University in Charlotte, North Carolina. He is a fellow of the American College of Emergency Physicians and is board certified in Emergency Medicine.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock has been listed and traded on the New York Stock Exchange since December 15, 1998, under the symbol "HGR." The following table sets forth the high and low closing sale prices for the common stock for the periods indicated as reported on the New York Stock Exchange:

Year Ended December 31, 2006	High	Low
First Quarter	$ 7.16	$ 5.67
Second Quarter	8.70	6.52
Third Quarter	8.60	6.58
Fourth Quarter	7.76	6.47
Year Ended December 31, 2005	**High**	**Low**
First Quarter	$ 8.08	$ 5.83
Second Quarter	6.35	4.59
Third Quarter	8.58	5.27
Fourth Quarter	7.70	5.51

Holders

At March 13, 2007, there were approximately 343 holders of record of our common stock.

Dividend Policy

We have never paid cash dividends on our common stock and intend to continue this policy for the foreseeable future. We plan to retain earnings for use in our business. The terms of our agreements with our financing sources and certain other agreements prohibit the payment of dividends on our common stock and such agreements will continue to prohibit the payment of dividends in the future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent on our results of operations, financial condition, contractual and legal restrictions and any other factors deemed to be relevant.

Equity Compensation Plans

The following table sets forth information as of December 31, 2006 regarding our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity Compensation Plans:			
Approved by security holders	2,577,394	$ 10.65	2,469,734
Not approved by security holders	406,000	5.95	N/A
Total	**2,983,394**		**2,469,734**

Sales of Unregistered and Registered Securities

Pursuant to the terms of the Amended and Restated Preferred Stock Purchase Agreement, dated as of May 25, 2006, the Company issued and sold $50 million in aggregate liquidation preference of its Series A Convertible Preferred Stock to Lehman Brothers Inc. and Citigroup Global Markets Inc. for resale to Ares Corporate Opportunities Fund L.P., a private equity fund, in a private transaction effected on May 26, 2006. The sale of Series A Convertible Preferred Stock was made in reliance upon the private offering exemption from registration provided by Section 4(2) of the Securities Act. The Company received $48.3 million of estimated net proceeds, net of transaction costs, from the sale of the Series A Convertible Preferred Stock. Reference is made to the Company's Current Reports on Form 8-K filed on May 8, 2006 and May 30, 2006, for additional information relating to the conversion and certain other terms of the Series A Convertible Preferred Stock.

During the years ended December 31, 2005 and 2004, we issued no securities without registration under the Securities Act of 1933 ("Securities Act").

Issuer Purchases of Equity Securities

The outstanding shares of 7% Redeemable Preferred Stock were redeemed on May 26, 2006 for $64.7 million.

STOCK PERFORMANCE CHART

The annual changes for the five-year period shown in the graph shown on this page are based on the assumption that $100 had been invested in Hanger stock, the Standard & Poor's 500 Stock Index, the Standard & Poor's Small Cap Stock Index. the Russell 2000 Stock Index and a company determined peer group index on December 31, 2001, and that all quarterly dividends were reinvested at the average of the closing stock prices at the beginning and end of the quarter. The total cumulative dollar returns shown on the graph represent that such investments would have had on December 31,2006.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2006
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Dollars
2001
2002
2003
2004
2005
2006
Hanger Orthopedic Group, Inc.
S & P 500
S&P SmallCap 600
RUSSELL 2000
Peer Group

	2001	2002	2003	2004	2005	2006
Hanger Orthopedic Group, Inc.	$ 100.00	$ 219.17	$ 259.50	$ 135.00	$ 95.17	$ 125.50
S & P 500	$ 100.00	$ 76.63	$ 96.85	$ 105.56	$ 108.73	$ 123.54
S&P SmallCap 600	$ 100.00	$ 84.68	$ 116.47	$ 141.61	$ 151.03	$ 172.29
RUSSELL 2000	$ 100.00	$ 78.42	$ 114.00	$ 133.38	$ 137.81	$ 161.24
Peer Group Index	$ 100.00	$ 70.18	$ 105.41	$ 111.15	$ 83.10	$ 85.42

Assumes $100 invested on December 31, 2001.

(1) Total return assumes reinvestment of dividends and based on market capitalization.

(2) Fiscal year ending December 31.

(3) The four issuers of common stock included in the peer group index are VistaCare, Inc., Continucare Corp., RehabCare Group, Inc. and Medcath Corp. Continucare Corp. was added to our peer group index to replace Renal Care Group, Inc., which was merged with an affiliate of Fresenius Medical Care on March 31, 2006.

PART II

ITEM 6. SELECTED FINANCIAL DATA.

The selected consolidated financial data presented below is derived from the audited Consolidated Financial Statements and Notes thereto that are included in this Annual Report on Form 10-K.

Statement of Operations Data: *(In thousands, except per share data)*	Year Ended December 31, 2006	2005	2004	2003	2002
Net sales	$ 598,766	$ 578,241	$ 568,721	$ 547,903	$ 525,534
Cost of goods sold (exclusive of depreciation and amortization)	300,065	283,591	275,961	258,383	247,068
Selling, general and administrative	221,592	219,454	218,689	195,516	185,087
Depreciation and amortization	14,670	13,920	13,531	10,690	9,892
Other charges (1)	-	-	45,808	(213)	1,860
Income from operations	62,439	61,276	14,732	83,527	81,627
Interest expense	38,643	37,141	34,558	36,278	38,314
Extinguishment of debt (2)	16,953	-	-	20,082	4,686
Income (loss) before taxes	6,843	24,135	(19,826)	27,167	38,627
Provision for income taxes	3,409	6,382	3,568	11,521	15,635
Net income (loss)	3,434	17,753	(23,394)	15,646	22,992
Preferred stock dividend and accretion	7,518	5,892	4,587	5,342	5,202
Premium paid and loss on redemption of preferred stock (3)	-	-	-	2,120	-
Net income (loss) applicable to common stock	$ (4,084)	$ 11,861	$ (27,981)	$ 8,184	$ 17,790
Basic Per Common Share Data					
Net income (loss)	$ (0.19)	$ 0.55	$ (1.30)	$ 0.39	$ 0.91
Shares used to compute basic per common share amounts	21,981	21,695	21,474	20,813	19,535
Diluted Per Common Share Data (4)					
Net income (loss)	$ (0.19)	$ 0.53	$ (1.30)	$ 0.37	$ 0.83
Shares used to compute diluted per common share amounts	21,981	22,232	21,474	22,234	21,457

(1) The 2004 results includes goodwill impairment recognized as a result of an interim impairment. The 2003 results reflect the write-off of $0.2 million of restructuring accruals on lease payments that were renegotiated. The 2002 results include payments made to a prior workman's compensation carrier related to claims for the 1995 through 1998 policy years and a non-cash charge related to the write-off of abandoned leaseholds of $1.3 million and $0.6 million, respectively.

(2) The 2006 charge of $17.0 million relates to the debt and preferred stock refinancing. The 2003 charge of $20.1 million relates to the tender offer for the purchase of the Senior Subordinated Notes. The 2002 charge of $4.7 million relates to the write-off of debt issuance costs as a result of extinguishing $228.4 million of bank debt in connection with the issuance of 10 3/8% Senior Notes with a principal amount of $200.0 million due 2009 and the establishment of a $75.0 million senior secured revolving line of credit.

(3) The 2003 amount relates to the repurchase of 22,119 shares of Redeemable Convertible Preferred Stock.

(4) For 2006 and 2004, excludes the effect of all dilutive options and warrants as a result of our net loss for the years ended December 31, 2006 and 2004.

Balance Sheet Data:

(In thousands)	2006	2005	2004	2003	2002
	Year Ended December 31,				
Cash and cash equivalents	$ 23,139	$ 7,921	$ 8,351	$ 15,363	$ 6,566
Working capital	157,208	135,551	126,273	141,273	125,245
Total assets	719,122	704,467	703,306	738,348	710,803
Total debt	410,624	378,431	393,111	409,436	383,282
Redeemable convertible preferred stock	47,654	61,942	56,050	51,463	75,941
Shareholders' equity	167,677	165,242	152,016	178,075	166,244

Other Financial Data:

(In thousands)	2006	2005	2004	2003	2002
	Year Ended December 31,				
Capital expenditures	$ 12,827	$ 8,759	$ 19,454	$ 17,932	$ 9,112
Net cash provided by (used in):					
Operating activities	$ 24,037	$ 25,741	$ 49,094	$ 59,892	$ 47,534
Investing activities	(13,212)	(11,247)	(35,949)	(27,477)	(18,012)
Financing activities	4,393	(14,924)	(20,157)	(23,618)	(32,999)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following is a discussion of our results of operations and financial condition for the periods described below. This discussion should be read in conjunction with our consolidated financial statements included elsewhere in this Form 10-K. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on our current expectations, which are inherently subject to risks and uncertainties. Our actual results and the timing of certain events may differ materially from those indicated in the forward looking statements.

Overview

We are the largest owner and operator of orthotic and prosthetic ("O&P") patient-care centers in the United States. Through our subsidiary, Southern Prosthetic Supply, Inc. ("SPS"), we are also the largest distributor of branded and private label O&P devices and components in the United States, all of which are manufactured by third parties. We also create products, through our subsidiary Innovative Neurotronics, Inc. ("IN, Inc."), for sale in our patient-care centers and through a sales force. The first such product was available for sale starting May 1, 2006 for patients who have had a loss of mobility due to strokes, multiple sclerosis or other similar conditions. Another subsidiary, Linkia LLC ("Linkia"), is a provider network management company.

We have increased our net sales during the past two years principally through acquisitions of patient-care centers, increased distribution revenues, sales generated by the two national contracts signed by our Linkia subsidiary and by opening new patient-care centers. We strive to improve our local market position to enhance operating efficiencies and generate economies of scale. We generally acquire small and medium-sized O&P patient-care businesses and open new patient-care centers to achieve greater density in our existing markets.

We conduct our operations in two segments — patient-care centers and distribution.

Patient Care

At December 31, 2006, we operated 618 O&P patient-care centers in 45 states and the District of Columbia and employed in excess of 1,000 revenue-generating O&P practitioners ("practitioners").

In our orthotics business, we design, fabricate, fit and maintain a wide range of standard and custom-made braces and other devices (such as spinal, knee and sports-medicine braces) that provide external support to patients suffering from musculoskeletal disorders, such as ailments of the back, extremities or joints and injuries from sports or other activities. In our prosthetics business, we design, fabricate, fit and maintain custom-made artificial limbs for patients who are without limbs as a result of traumatic injuries, vascular diseases, diabetes, cancer or congenital disorders. O&P devices are increasingly technologically advanced and are custom-designed to add functionality and comfort to patients' lives, shorten the rehabilitation process and lower the cost of rehabilitation.

Patients are referred to our local patient-care centers directly by physicians as a result of our reputation with them or through our agreements with managed care providers. Practitioners, technicians and office administrators staff our patient-care centers. Our practitioners generally design and fit patients with, and the technicians fabricate, O&P devices as prescribed by the referring physician. Following the initial design, fabrication and fitting of our O&P devices, our technicians conduct regular, periodic maintenance of O&P devices as needed.

Our practitioners are also responsible for managing and operating our patient-care centers and are compensated, in part, based on their success in managing costs and collecting accounts receivable. We provide centralized administrative, marketing and materials management services to take advantage of economies of scale and to increase the time practitioners have to provide patient care. In areas where we have multiple patient-care centers, we also utilize shared fabrication facilities where technicians fabricate devices for practitioners in that region.

Product Development

In 2004, we formed a new subsidiary, IN, Inc. Specializing in the field of functional electrical stimulation, IN, Inc. identifies emerging MyoOrthotics Technologies® developed at research centers and universities throughout the world that use neuromuscular stimulation to improve the functionality of an impaired limb. MyoOrthotics Technologies® represents the merging of orthotic technologies with electrical stimulation. Working with the inventors under licensing and consulting agreements, IN, Inc. advances the design and manufacturing and regulatory and clinical aspects of the technology, and then introduces the devices to the marketplace through a variety of distribution channels. IN, Inc's. first product, the WalkAide System, has received FDA approval and was released for sale on May 1, 2006.

Provider Network Management

Linkia is the first provider network management service company dedicated solely to serving the O&P market. Linkia was created by us during 2003 and is dedicated to managing the O&P services of national insurance companies. Linkia partners with healthcare insurance companies by securing national and regional contracts to manage their O&P networks. In 2004, Linkia entered into its first contract, and in September 2005, Linkia signed an agreement with CIGNA HealthCare which will cover nine million beneficiaries. We will continue the deployment of Linkia and although it is too early to assess the overall success of this effort, we expect the Linkia contracts to increasingly impact sales, as the CIGNA contract is phased in on a geographic basis through early 2007.

Distribution

Our distribution segment, SPS, is the largest distributor in the O&P market with a dedicated sales force and current product catalogue. SPS purchases and distributes O&P products to our patient-care centers as well as independent O&P providers. SPS maintains three distribution sites throughout the U.S. to facilitate prompt shipping.

Results and Outlook

Net sales for the year ended December 31, 2006 increased by $20.6 million, or 3.6%, to $598.8 million from $578.2 million in the prior year. The sales growth was principally the result of an $11.8 million, or 2.2%, increase in same-center sales in our patient care business, and a $10.0 million, or 22.0%, increase in sales of our distribution segment. The sales increases were offset by a $1.4 million decrease as a result of closed patient care centers primarily due to the effects of the hurricanes in 2005. Cost of goods sold for the year increased by $16.5 million to $300.1 million, or 50.1% of net sales, compared to $283.6 million, or 49.0% of net sales, in the prior year principally due to the sales increases, inflationary factors and a slight change in sales mix at our patient care centers.

Income from operations increased by $1.1 million for the year ended December 31, 2006, to $62.4 million from $61.3 million in the same period of the prior year due principally to the sales increase, offset by an increase in selling, general and administrative expenses. Selling, general and administrative expenses increased by $2.1 million due primarily to a $2.7 million increase in labor costs from merit increases and increased health insurance costs, and a $3.6 million increase in the investments in our growth initiatives, offset by a $3.7 million decrease in bad debts.

In May 2006, we refinanced all of our outstanding bank and bond indebtedness and convertible preferred stock utilizing the proceeds from a $50 million private placement of 3.33% convertible perpetual preferred stock, a new $230 million senior secured term loan and a private offering of $175 million of senior unsecured notes. We also established a $75 million revolving credit facility at the close of the transaction. At December 31, 2006, the Company had $72.8 million available under the Revolving Credit Facility. Availability under the Company's revolving line of credit is net of standby letters of credit approximating $2.2 million. In connection with this transaction, we incurred a $17.0 million charge to earnings related to the early extinguishment of debt which had a negative impact on our net income.

We continue to improve upon our cash collections. Day's sales outstanding ("DSO"), which is the number of days between the billing for our O&P services and the date of our receipt of payment, decreased to 61 days at the end of 2006 compared to 64 days in the prior year. The decrease in DSO is due to continued efforts at he patient-care centers to target collections as well as other work flow enhancements.

We expect to see an increase in our sales volume over the next year as a result of the increase in Medicare reimbursement, continued roll out of Linkia national contracts, sales from IN, Inc.'s WalkAide and growth from our distribution segment. We will also continue our efforts to counter the cyclical trends and challenges present in our market by undertaking several specific initiatives:

- continued marketing of the Linkia model to national and large regional insurance carriers;
- the utilization of our centralized billing system, OPS, to analyze related O&P procedures in an effort to provide comprehensive services;
- the rollout of the "People in Motion" program, which introduces potential patients to new O&P technology;
- the introduction of new products by entering into exclusive distribution contracts with O&P product manufacturers; and
- continuing discussions with rehabilitation providers to enable us to provide more comprehensive O&P services.

Critical Accounting Policies and Estimates

Our analysis and discussion of our financial condition and results of operations is based upon our Consolidated Financial Statements that have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. GAAP provides the framework from which to make these estimates, assumptions and disclosures. We have chosen accounting policies within GAAP that management believes are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. Management regularly assesses these policies in light of current and forecasted economic conditions. Our accounting policies are stated in Note B to the Consolidated Financial Statements as presented elsewhere in this Annual Report on Form 10-K. We believe the following accounting policies are critical to understanding the results of operations and affect the more significant judgments and estimates used in the preparation of the Consolidated Financial Statements.

- *Revenue Recognition:* Revenues on the sale of orthotic and prosthetic devices and associated services to patients are recorded when the device is accepted by the patient, provided that (i) delivery has occurred or services have been rendered; (ii) persuasive evidence of an arrangement exists; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. Revenues on the sale of orthotic and prosthetic devices to customers by our distribution segment are recorded upon the shipment of products, in accordance with the terms of the invoice, net of merchandise returns received and the amount established for anticipated returns. Discounted sales are recorded at net realizable value. Deferred revenue represents prepaid tuition and fees received from students enrolled in our practitioner education program.

  Revenue at our patient-care centers segment is recorded net of all governmental adjustments, contractual adjustments and discounts. We employ a systematic process to ensure that our sales are recorded at net realizable value and that any required adjustments are recorded on a timely basis. The contracting module of our centralized, computerized billing system is designed to record revenue at net realizable value based on our contract with the patient's insurance company. Updated billing information is received periodically from payors and is uploaded into our centralized contract module and then disseminated to all patient-care centers electronically.

The following represents the composition of our patient-care segment's accounts receivable balance by payor:

December 31, 2006

(In thousands)	0-60 days	61-120 days	Over 120 days	Total
Commercial and other	$ 27,957	$ 15,730	$ 9,866	$ 53,553
Private pay	3,111	1,310	1,222	5,643
Medicaid	4,639	3,686	2,778	11,103
Medicare	13,796	5,908	2,978	22,682
VA	833	435	177	1,445
	$ 50,336	$ 27,069	$ 17,021	$ 94,426

December 31, 2005

(In thousands)	0-60 days	61-120 days	Over 120 days	Total
Commercial and other	$ 37,626	$ 8,117	$ 9,898	$ 55,641
Private pay	6,156	1,981	3,534	11,671
Medicaid	9,000	2,637	3,587	15,224
Medicare	9,321	2,156	4,353	15,830
VA	1,162	232	176	1,570
	$ 63,265	$ 15,123	$ 21,548	$ 99,936

Disallowed sales generally relate to billings to payors with whom we do not have a formal contract. In these situations we record the sale at usual and customary rates and simultaneously record a disallowed sale to reduce the sale to net value, based on our historical experience with the payor in question. Disallowed sales may also result if the payor rejects or adjusts certain billing codes. Billing codes are frequently updated within our industry. As soon as updates are received, we reflect the change in our centralized billing system.

As part of our preauthorization process with payors, we validate our ability to bill the payor for the service we are providing before we deliver the device. Subsequent to billing for our devices and services, there may be problems with pre-authorization or with other insurance coverage issues with payors. If there has been a lapse in coverage, the patient is financially responsible for the charges related to the devices and services received. If we do not collect from the patient, we record bad debt expense. Occasionally, a portion of a bill is rejected by a payor due to a coding error on our part and we are prevented from pursuing payment from the patient due to the terms of our contract with the insurance company. We appeal these types of decisions and are generally successful. This activity is factored into our methodology to determine the estimate for the allowance for doubtful accounts. We immediately record, as a reduction of sales, a disallowed sale for any claims that we know we will not recover and adjust our future estimates accordingly.

Certain accounts receivable may be uncollectible, even if properly pre-authorized and billed. Regardless of the balance, accounts receivable amounts are periodically evaluated to assess collectibility. In addition to the actual bad debt expense recognized during collection activities, we estimate the amount of potential bad debt expense that may occur in the future. This estimate is based upon our historical experience as well as a review of our receivable balances. On a quarterly basis, we evaluate cash collections, accounts receivable balances and write-off activity to assess the adequacy of our allowance for doubtful accounts. Additionally, a company-wide evaluation of collectibility of receivable balances older than 180 days is performed at least semi-annually, the results of which are used in the next allowance analysis. In these detailed reviews, the account's net realizable value is estimated after considering the customer's payment history, past efforts to collect on the balance and the outstanding balance, and a specific reserve is recorded if needed. From time to time, the Company may outsource the collection of such accounts to outsourced agencies after internal collection efforts are exhausted. In the cases when valid accounts receivable cannot be collected, the uncollectible account is written off to bad debt expense.

- *Inventories:* Inventories, which consist principally of raw materials, work in process and finished goods, are stated at the lower of cost or market using the first-in, first-out method. At our patient-care centers segment, we calculate cost of goods sold in accordance with the gross profit method for all reporting periods. We base the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors, such as sales mix and purchasing trends among other factors, affecting cost of goods sold during the interim reporting periods. Cost of goods sold during the period is adjusted when the annual physical inventory is taken. We treat these inventory adjustments as changes in accounting estimates. At our distribution segment, a perpetual inventory is maintained. Management adjusts our reserve for inventory obsolescence whenever the facts and circumstances indicate that the carrying cost of certain inventory items is in excess of its market price. Shipping and handling costs are included in cost of goods sold.

- *Property, Plant and Equipment*: We record property, plant and equipment at cost. Equipment acquired under capital leases is recorded at the lower of fair market value or the present value of the future lease payments. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets as follows:

Furniture and fixtures	5 years
Machinery and equipment	5 years
Computers and software	5 years
Buildings	10 to 40 years
Assets under capital leases	Shorter of asset life or term of lease
Leasehold improvements	Shorter of asset life or term of lease

We capitalize internally developed computer software costs incurred during the application development stage in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.*

- *Goodwill and Other Intangible Assets*: Excess cost over net assets acquired ("Goodwill") represents the excess of purchase price over the value assigned to net identifiable assets of purchased businesses. We assess goodwill for impairment when events or circumstances indicate that the carrying value of the reporting units may not be recoverable, or, at a minimum, annually. Any impairment would be recognized by a charge to operating results and a reduction in the carrying value of the intangible asset. Our annual impairment test primarily utilizes the income approach and considers the market approach and the cost approach in determining the value of our reporting units. As of October 1, 2006, our test did not result in an impairment charge.

  Non-compete agreements are recorded based on agreements entered into by us and are amortized, using the straight-line method, over their terms ranging from five to seven years. Other definite-lived intangible assets are recorded at cost and are amortized, using the straight-line method, over their estimated useful lives of up to 16 years. Whenever the facts and circumstances indicate that the carrying amounts of these intangibles may not be recoverable, management reviews and assesses the future cash flows expected to be generated from the related intangible for possible impairment. Any impairment would be recognized as a charge to operating results and a reduction in the carrying value of the intangible asset.

- *Deferred Tax Assets (Liabilities):* We account for certain income and expense items differently for financial accounting purposes than for income tax purposes. Deferred income tax asset or liabilities are provided in recognition of these temporary differences. We recognize deferred tax assets if it is more likely than not the assets will be realized in future years. We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and assess the temporary differences resulting from differing treatment of items, such as the deductibility of certain intangible assets, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe the recovery is not likely, we must establish a valuation allowance, which will continually be assessed. After having determined that we will be able to begin utilizing a significant portion of the deferred tax assets, the valuation allowance may be reversed, resulting in a benefit to the statement of operations in some future period.

- *Stock-Based Compensation:* Stock-based compensation is accounted for using the grant-date fair value method. Compensation expense is recognized ratably over the service period. We estimate a 0% forfeiture rate for unvested options, as they relate to director awards and we do not foresee any director terminations prior to vesting. Based on the history of restricted stock forfeitures, we do not believe future forfeitures will have a material impact on future compensation expense or earnings per share.

- *Supplemental Executive Retirement Plan:* Benefit costs and liabilities balances are calculated based on certain assumptions including benefits earned, discount rates, interest costs, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods, affecting the recorded obligation and expense in future periods. The following assumptions were used in the calculation of the net benefit cost and obligation at December 31:

	2006	2005
Discount rate	5.75%	5.50%
Average rate of increase in compensation	3.00%	3.00%

We believe the assumptions used are appropriate. However, changes in assumptions or differences in actual experience may affect our benefit obligation and future expenses.

New Accounting Guidance

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") 123R, *Share-Based Payment* ("SFAS 123R"), which require companies to measure and recognize compensation expense for all share-based payments at fair value. SFAS 123R eliminates the ability to account for share-based compensation transactions using APB Opinion 25, *Accounting for Stock Issued to Employees* ("APB 25") and generally requires that such transactions be accounted for using prescribed fair-value-based methods.

Prior to January 1, 2006, we accounted for stock-based awards under the measurement and recognition provisions of APB 25. Under APB 25, stock options granted at the fair market value of the underlying stock required no recognition of compensation cost. However, we disclosed the pro-forma effect on net income of recognizing compensation cost, as required by SFAS 123, *Accounting for Stock-Based Compensation* and SFAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*.

Given our recent trend of compensating certain of our employees with restricted shares of common stock instead of options, and in anticipation of the implementation of SFAS 123R, during the second quarter of 2005 we accelerated the vesting of 1.2 million non-director stock options which had a grant price in excess of the market value of the underlying common stock. These options had grant prices ranging from $6.02 to $16.81 and vesting periods through January 3, 2009. The compensation expense related to this acceleration was $3.3 million which was reflected, net of tax, in our 2005 pro-forma net income calculation.

We adopted SFAS 123R using the modified prospective method allowed for in SFAS 123R. Under the modified prospective method, compensation expense related to awards granted prior to and unvested as of the adoption of SFAS 123R is calculated in accordance with SFAS 123 and recognized in the statements of operations over the requisite remaining service period; compensation expense for all awards granted after the adoption of SFAS 123R is calculated according to the provision of SFAS 123R. Results for prior periods have not been restated. For the years ended December 31, 2006 and 2005, we recognized $2.2 and $1.1 million, respectively, in compensation expense.

Additionally, effective January 1, 2006, we transferred the balance of unearned compensation, on the consolidated balance sheets, to additional paid-in-capital.

The Company has elected to adopt the alternative transition method, as permitted by FASB Staff Position No. FAS 123R-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, to calculate the tax effects of stock-based compensation pursuant to SFAS 123R for those awards that were outstanding upon adoption of SFAS 123R. The alternative transition method allows the use of simplified methods to calculate the beginning capital-in-excess-of-par pool related to the tax effects of stock-based compensation and to determine the subsequent impact of the tax effects of stock-based compensation awards on the capital-in-excess-of-par pool and the Consolidated Statements of Cash Flows. Prior to the adoption of SFAS 123R, we reported all tax benefits resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123R requires cash flows resulting from the tax deductions in excess of the related compensation cost recognized in the financial statements ("excess tax benefits") to be classified as financing cash flows. In accordance with SFAS 123R, excess tax benefits recognized in periods after the adoption date have been properly classified as financing cash flows. Excess tax benefits recognized in periods prior to the adoption date are classified as operating cash flows.

As of December 31, 2006, total unrecognized compensation cost related to stock option awards was approximately $0.1 million and the related weighted-average period over which it is expected to be recognized is approximately 3.2 years. Total unrecognized compensation cost related to restricted shares of common stock was approximately $6.9 million as of December 31, 2006 and the weighted-average period over which it is expected to be recognized is approximately 3 years.

In February 2006, the FASB issued SFAS 155, *Accounting for Certain Hybrid Financial Instruments* ("SFAS 155"). SFAS 155 amends SFAS 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133") and SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"). The provisions of SFAS 155 allow for the fair value remeasurement of hybrid financial instruments that contain embedded derivatives that otherwise would require bifurcation and eliminates the interim guidance that provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS 133. Additionally, SFAS 155 eliminates SFAS 140's restriction on qualifying special-purpose entities of holding derivative financial instruments that pertain to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after fiscal years beginning after September 15, 2006. We believe the adoption of SFAS 155 will not have an impact on our financial statements.

In March 2006, the FASB issued SFAS 156, *Accounting for Servicing of Financial Assets* ("SFAS 156"), amending SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS 156 permits entities the choice between either the amortization method or the fair value measurement method for valuing separately recognized servicing assets and liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006; early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements for any interim period of that fiscal year. We believe the adoption of SFAS 156 will not have an impact on our financial statements.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance on the application of fair value measurement objectives required in existing GAAP literature to ensure consistency and comparability. Additionally, SFAS 157 requires additional disclosures on the fair value measurements used. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We believe the adoption of SFAS 157 will not have a material impact on our financial statements.

Also in September 2006, the FASB issued SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in their balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The statement's provisions related to the recognition of the funded status of a defined benefit postretirement plan and required disclosures are effective for fiscal years ending after December 15, 2006. Additionally, the requirement to measure the plan assets and the benefit obligation as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The provisions of SFAS 158 did not have a material effect on our financial statements as our defined benefit plan is unfunded and the benefit obligation related to that plan is measured on an annual basis and recorded as a liability under existing GAAP.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial LiabilitiesFair Value Measurements* ("SFAS 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS No. 159 on our financial statements.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires us to recognize, in our financial statements, the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

Results of Operations

The following table sets forth for the periods indicated certain items of our statements of operations as a percentage of our net sales:

	For the Year Ended December 31,		
	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	50.1	49.0	48.5
Selling, general and administrative	36.9	38.0	38.4
Depreciation and amortization	2.5	2.4	2.4
Other charges	-	-	8.1
Income from operations	10.5	10.6	2.6
Interest expense, net	6.5	6.4	6.1
Extinguishment of debt	2.8	-	-
Income (loss) before taxes	1.2	4.2	(3.5)
Provision for income taxes	0.6	1.1	0.6
Net income (loss)	0.6	3.1	(4.1)

Year ended December 31, 2006 compared with the year ended December 31, 2005

Net Sales. Net sales for the year ended December 31, 2006 were $598.8 million, an increase of $20.6 million, or 3.6%, versus net sales of $578.2 million for the year ended December 31, 2005. The net sales growth was the result of a $10.0 million, or 22%, increase in external sales of the distribution segment, an $11.8 million, or 2.2%, increase in same-center sales with the balance contributed from acquired patient-care centers.

Cost of Goods Sold. Cost of goods sold for the year ended December 31, 2006 totaled $300.1 million, or 50.1% of net sales, compared to $283.6 million, or 49.0% of net sales, for the year ended December 31, 2005. The increase in cost of goods sold as a percentage of net sales was due to sales increases, inflationary factors and a slight change in sales mix at our patient care centers.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2006 totaled $221.6 million, or 36.9% of net sales, which was $2.1 million higher than the prior year amount of $219.5 million, or 38.0% of net sales. The increase in selling, general and administrative expenses was primarily due to (i) $2.7 million in labor costs as a result of the annual rate changes and increased healthcare insurance costs; and (ii) $3.6 million in expenditures to support growth initiatives including Linkia and IN, Inc.; offset by a $3.7 million reduction in bad debts.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2006 amounted to $14.7 million, a 5.4% increase in such costs from $13.9 million for the year ended December 31, 2005. The increase in depreciation and amortization is the result of $4.4 million of leasehold improvements, $4.3 million of computer software and peripherals, and $2.2 million of machinery and equipment, being placed in service during the year. These additions contributed $0.4 million, $0.3 million and $0.2 million, respectively, to the increase in depreciation and amortization. The computer software and peripheral additions resulted from several IT initiatives which continue to focus on improving functionality of existing systems and networks.

Income from Operations. Principally as a result of the above, income from operations for the year ended December 31, 2006 was $62.4 million compared to $61.3 million for the year ended December 31, 2005. Income from operations as a percentage of net sales decreased by 0.1% to 10.5% for the year ended December 31, 2006 from 10.6% for the year ended December 31, 2005.

Interest Expense. Interest expense for the year ended December 31, 2006 was $38.6 million, an increase of $1.5 million from the $37.1 million incurred in 2005. The increase in interest expense was attributable to an increase in amounts borrowed resulting from refinancing and several days of duplicate interest as the old debt was defeased.

Extinguishment of Debt. In May 2006, we completed a refinancing of substantially all our outstanding debt and preferred stock. In conjunction with this transaction, a $17.0 million loss on extinguishment of debt was recorded.

Income Taxes. The provision for income taxes for the year ended December 31, 2006 was $3.4 million, or 49.8% of pretax income, compared to $6.4 million, or 26.4% of pretax income, for the year ended December

31, 2005. The 2006 tax rate was unfavorably impacted by additional tax expense associated with adjustments relating to prior years' state tax expense and non-deductible expenses which remained constant as compared to reduced book income. The year ended December 31, 2005 was favorably impacted primarily by $3.7 million of previously reserved state net operating loss carryforwards, net of certain discrete tax items. The adoption of FAS 123R did not materially impact income taxes in 2006.

Net Income. As a result of the above, we recorded net income of $3.4 million for the year ended December 31, 2006, compared to net income of $17.8 million in the prior year.

Year ended December 31, 2005 compared with the year ended December 31, 2004

Net Sales. Net sales for the year ended December 31, 2005 were $578.2 million, an increase of $9.5 million, or 1.7%, versus net sales of $568.7 million for the year ended December 31, 2004. The net sales growth was the result of a $5.5 million, or 13.7%, increase in external sales of the distribution segment, a $1.2 million, or 0.2%, increase in same-center sales with the balance contributed from acquired patient-care centers.

Cost of Goods Sold. Cost of goods sold for the year ended December 31, 2005 totaled $283.6 million, or 49.0% of net sales, compared to $276.0 million, or 48.5% of net sales, for the year ended December 31, 2004. The increase in cost of goods sold as a percentage of net sales was due to an increase in material costs resulting from inflation and reimbursement related factors.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2005 totaled $219.5 million, or 38.0% of net sales, which was $0.8 million, or 0.4%, higher than the prior year amount of $218.7 million, or 38.4% of net sales. The increase in selling, general and administrative expenses was primarily due to (i) $5.1 million in labor costs as a result of the annual rate changes and increased healthcare insurance costs; (ii) $1.9 million in other expenses including rent and occupancy and other professional fees; and (iii) $1.7 million in expenditures to support growth initiatives including Linkia and IN, Inc.; offset by a $7.9 million reduction in bonus expense.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2005 amounted to $13.9 million, a 3.0% increase in such costs from $13.5 million for the year ended December 31, 2004. The increase in depreciation and amortization is the result of $3.4 million of leasehold improvements, $2.4 million of computer hardware and $1.9 million of software costs being placed in service during the year. These additions contributed $0.2 million, $0.2 million and $0.1 million, respectively, to the increase in depreciation and amortization. The computer hardware and software costs resulted from several IT initiatives as well as the rollout of the Insignia technology.

Other Charges. Other charges for the year ended December 31, 2004 amounted to an expense of $45.8 million and represents the goodwill impairment charge that was triggered by the decline in fair value of the Company's stock during the third quarter. There were no unusual charges in 2005.

Income from Operations. Principally as a result of the above, income from operations for the year ended December 31, 2005 was $61.3 million compared to $14.7 million for the year ended December 31, 2004. Income from operations as a percentage of net sales increased by 8.0% to 10.6% for the year ended December 31, 2005 from 2.6% for the year ended December 31, 2004.

Interest Expense. Interest expense for the year ended December 31, 2005 was $37.1 million, an increase of $2.5 million from the $34.6 million incurred in 2004. The increase in interest expense was attributable to higher interest rates on the Revolving Credit Facility and Term Loan.

Income Taxes. The provision for income taxes for the year ended December 31, 2005 was $6.4 million, or 26.4% of pretax income, compared to $3.6 million, or 18.0% of pretax loss, for the year ended December 31, 2004. The year ended December 31, 2005 was favorably impacted by $3.7 million of previously reserved state net operating loss carryforwards, net of certain discrete tax items, while 2004 was impacted by the partial tax deductibility of the goodwill impairment charge.

Net Income. As a result of the above, we recorded net income of $17.8 million for the year ended December 31, 2005, compared to a net loss of $23.4 million in the prior year.

Restructuring and Integration Costs

The following summarizes the components of the restructuring reserve and the remaining balances:

(In thousands)	Employee Severance Costs	Lease Termination and other Exit Costs	Total Restructuring Reserve
2001 Restructuring Reserve			
Balance at December 31, 2004	$ -	$ 254	$ 254
Spending	-	(34)	(34)
Balance at December 31, 2005	-	220	220
Spending	-	(182)	(182)
Balance at December 31, 2006	-	38	38
2004 Restructuring Reserve			
Balance at December 31, 2004	29	398	427
Spending	(29)	(237)	(266)
Balance at December 31, 2005	-	161	161
Spending	-	(86)	(86)
Balance at December 31, 2006	-	75	75
2001 and 2004 Restructuring Reserves	$ -	$ 113	$ 113

2001 Restructuring Reserve

During 2001, as a result of the initiatives associated with our performance improvement plan developed in conjunction with AlixPartners, LLC (formerly Jay Alix & Associates, Inc.), we recorded approximately $4.5 million in restructuring and asset impairment costs. The plan called for the closure of certain facilities and the termination of approximately 135 employees.

As of December 31, 2002, all properties had been vacated, all of the employees had been terminated and all corresponding payments under the severance initiative had been made. At December 31, 2006, the remaining reserve is adequate to provide for the lease costs which are expected to be paid through October 2012.

2004 Restructuring Reserve

During the first quarter of 2004, we adopted a restructuring plan as a result of acquiring an O&P company. The restructuring plan includes estimated expenses of $0.7 million related to the closure/merger of nine facilities and the payment of severance costs to 20 terminated employees.

As of December 31, 2005, all of the nine patient-care centers had been closed/merged, approximately $0.3 million in lease costs were paid, the employment of 11 employees had been terminated and $0.1 million of severance payments had been paid. At December 31, 2006, the remaining reserve is adequate to provide for the lease costs which are expected to be paid through April 2008.

Financial Condition, Liquidity and Capital Resources

Cash Flows

Our working capital at December 31, 2006 was $157.2 million compared to $135.6 million at December 31, 2005. Working capital increased principally as a result of the increase in prepaid expenses and cash on hand, offset by a decrease in accounts receivable coupled with a decrease in accounts payable, accrued expenses and accrued interest. Prepaid expenses increased principally due to the increase in prepaid insurance and cash on hand increased as a result of improved accounts receivable collections and the debt refinancing. Accounts payable and accrued expenses decreased as a result of normal business flows and accrued interest decreased due to the change in the timing of the payments as a result of the refinancing of certain debt instruments. Days sales outstanding ("DSO"), which is the number of days between the billing for our O&P services and the date of our receipt of payment thereof, for year ended December 31, 2006, decreased to 61 days, compared to 64 days for the same period last year. The decrease in DSO is due to a continued effort at our patient-care centers to target collections as well as the implementation of electronic billing and standard workflow protocols. The ratio of current assets to current liabilities was 3.7 to 1 at December 31, 2006 compared to 3.1 to 1 at December 31, 2005. Availability under our revolving line of credit increased to $72.8 million at December 31, 2006 compared to $72.1 million at December 31, 2005. Availability under our revolving line of credit is net of standby letters of credit approximating $2.2 million. At December 31; 2006 the Company did not have any outstanding Revolving Credit Facility balance.

Net cash provided by operating activities was $24.0 million for the year ended December 31, 2006, versus $25.7 million in the prior year. The current year operating cash flows included payment of $11.9 million of premiums related to the refinancing of certain debt instruments. In addition, the current year operating cash flows reflected improved collections offset by an increase in interest payments due to the debt refinancing and the quarterly payment of the variable compensation plan.

Net cash used in investing activities was $13.2 million for the year ended December 31, 2006, versus $11.2 million in the prior year. Cash used in investing activities was principally related to the purchase of computer related assets, machinery and equipment and leasehold improvements.

Net cash provided by financing activities was $4.4 million for the year ended December 31, 2006 compared to net cash used of $14.9 million for the year ended December 31, 2005. The increase in cash provided by financing activities was primarily due to the debt refinancing, as discussed below.

Debt

On May 26, 2006, we refinanced our debt and preferred stock with the issuance of the following instruments: (i) $175.0 million of 10 ¼% Senior Notes due 2014; (ii) a $230.0 million term loan facility(variable rate of 7.87% at December 31, 2006); and (iii) $50.0 million of Series A Convertible Preferred Stock. We also established a new $75.0 million revolving credit facility, which was unused at December 31, 2006. The proceeds from these instruments were used to retire (i) $200.0 million of the 10 3/8% Senior Notes; (ii) $15.6 million of the 11 ¼% Senior Subordinated Notes; (iii) $146.3 million of the Term Loan; (iv) $11.0 million outstanding under the Revolving Credit facility; (v) $64.7 million of 7% Redeemable Preferred Stock; and (vi) pay $24.7 million of transaction costs. In conjunction with the refinancing, we incurred a $17.0 million loss on the extinguishment of debt. The extinguishment loss is comprised of $11.9 million of premiums paid to debt holders, $0.3 million of fees paid to the 7% Redeemable Preferred Stock holders and $6.1 million write-off of debt issuance costs offset by a $1.3 million gain related to the interest rate swap.

The following summarizes our debt balance at December 31:

(In thousands)	2006	2005
Revolving Credit Facility	$ -	$ 5,000
Term Loan	228,852	146,625
10 3/8% Senior Notes due 2009 [1]	-	201,605
11 1/4% Senior Subordinated Notes due 2009	-	15,562
10 1/4% Senior Notes due 2014	175,000	-
Subordinated seller notes, non-collateralized, net of unamortized discount with principal and interest payable in either monthly, quarterly or annual installments at effective interest rates ranging from 5.0% to 10.8%, maturing through December 2011	6,772	9,639
	410,624	378,431
Less current portion	(5,386)	(4,466)
	$ 405,238	$ 373,965

(1) At December 31, 2005, the outstanding amount includes $1.6 million of interest rate swap termination income that was recognized, as a reduction of interest expense, using the effective interest method during 2006 and over the remaining life of the Senior Notes.

Revolving Credit Facility

The $75.0 million Revolving Credit Facility matures on May 26, 2011 and bears interest, at the Company's option, of LIBOR plus 2.75% or a Base Rate (as defined in the credit agreement) plus 1.75%. The obligations under the Revolving Credit Facility are guaranteed by the Company's subsidiaries and are secured by a first priority perfected interest in the Company's subsidiaries' shares, all of the Company's assets and all the assets of the Company's subsidiaries. The Revolving Credit Facility requires compliance with various covenants including but not limited to (i) minimum consolidated interest coverage ratio;

(ii) maximum total leverage ratio; and (iii) maximum annual capital expenditures. At December 31, 2006, the Company was in compliance with these covenants. As of December 31, 2006, the Company has not made draws on the Revolving Credit Facility and has $72.8 million available under that facility. Availability under the Company's Revolving Credit Facility is net of standby letters of credit of approximately $2.2 million.

Term Loan

The $230.0 million Term Loan matures on May 26, 2013 and requires quarterly payments commencing September 30, 2006. From time to time, mandatory payments may be required as a result of capital stock issuances, additional debt incurrences, asset sales or other events as defined in the credit agreement. The Term Loan bears interest, at the Company's option, of LIBOR plus 2.50% or a Base Rate (as defined in the credit agreement) plus 1.50%. At December 31, 2006, the interest rate on the Term Loan was 7.87%. The obligations under the Term Loan are guaranteed by the Company's subsidiaries and are secured by a first priority perfected interest in the Company's subsidiaries' shares, all of the Company's assets and all the assets of the Company's subsidiaries. The Term Loan is subject to covenants that mirror those of the Revolving Credit Facility. Effective March 12, 2007, the Company secured certain amendments to its existing Senior Secured Credit Facility that includes reducing the margin over LIBOR that the Company pays as interest under the existing Term Loan to 2.25%.

10 ¼% Senior Notes

The 10 ¼% Senior Notes mature June 1, 2014, are senior indebtedness and are guaranteed on a senior unsecured basis by all of the Company's current and future domestic subsidiaries. Interest is payable semi-annually on June 1 and December 1, commencing December 1, 2006.

On or prior to June 1, 2009, the Company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 110.250% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, with the net cash proceeds of an equity offering; provided that (i) at least 65% of the aggregate principal amount of the notes remains outstanding immediately after the redemption (excluding notes held by the Company and its subsidiaries); and (ii) the redemption occurs within 90 days of the date of the closing of the equity offering.

Except as discussed above, the notes are not redeemable at the Company's option prior to September 1, 2010. On or after June 1, 2010, the Company may redeem all or part of the notes upon not less than 30 days and no more than 60 days' notice, for the twelve-month period beginning on June 1 of the following years; at (i) 105.125% during 2010; (ii) 102.563% during 2011; and (iii) 100.0% during 2012 and thereafter.

General

We believe that, based on current levels of operations and anticipated growth, cash generated from operations, together with other available sources of liquidity, including borrowings available under the Revolving Credit Facility, will be sufficient for at least twelve months to fund anticipated capital expenditures and make required payments of principal and interest on our debt, including payments due on our outstanding debt. In addition, we will continue to evaluate potential acquisitions and expect to fund such acquisitions from our available sources of liquidity, as discussed above. We are limited to $40.0 million in acquisitions annually by the terms of the Revolving Credit Facility agreement. At December 31, 2006 we have $72.8 million available under the Revolving Credit Facility. Availability under the Company's Revolving Credit Facility is net of standby letters of credit approximating $2.2 million.

Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

(In thousands)	2007	2008	2009	2010	2011	Thereafter	Total
Long-term debt	$ 5,484	$ 4,644	$ 3,152	$ 2,511	$ 2,482	$ 392,351	$ 410,624
Interest payments on long-term debt	35,310	35,135	34,960	34,784	34,609	66,411	241,209
Operating leases	27,836	22,217	16,647	9,771	5,159	2,966	84,596
Capital leases	166	87	35	2	-	-	290
Other long-term obligations	906	232	276	12,746	-	720	14,880
Total contractual cash obligations	$ 69,702	$ 62,315	$ 55,070	$ 59,814	$ 42,250	$ 462,448	$ 751,599

Dividends.

The Series A Convertible Preferred Stock are entitled to cumulative dividends, accruing at an annual rate of 3.33% or $1.7 million, payable quarterly in arrears. We may elect to defer the payment of dividends otherwise payable on a dividend payment date. In such event, the amount of deferred dividends will be added to the stated value. Accrued but unpaid dividends will be payable upon our liquidation in cash and upon a Holder Conversion, at the option of the Holder, either in cash (to the extent permitted under applicable law and the terms of our indebtedness) or in additional shares of our common stock. Immediately prior to the occurrence of an acceleration event prior to the fifth anniversary of the original issue date, the stated value of each share of Series A Convertible Preferred Stock will be increased by an amount per share equal to all dividends that would otherwise be payable on a share of Series A Convertible Preferred Stock on each dividend payment date on and after the occurrence of such acceleration event and prior to and including the fifth anniversary of the original issuance date.

Supplemental Executive Retirement Plan

In 2004, we implemented an unfunded noncontributory defined benefit plan that covers certain of our senior executives. We have engaged an actuary to calculate the benefit obligation and net benefits cost at December 31, 2006; and have utilized the actuarial calculation as a basis for our benefit obligation liability.

The following weighted average assumptions used to determine the benefit obligation and net benefit cost at December 31 were as follows:

	2006	2005
Discount rate	5.75%	5.50%
Average rate of increase in compensation	3.00%	3.00%

The discount rate at December 31, 2006 of 5.75% represents a 25 basis point increase from the 5.5% discount rate used at December 31, 2005. The updated rate was actuarially determined and represents an average of pension liability indices.

Future payments under the supplemental executive retirement plan as of December 31, 2006 are as follows:

(In thousands)		
2007	$	-
2008		-
2009		-
2010		521
2011		945
Thereafter		6,598
	$	8,064

Off-Balance Sheet Arrangements

The Company's wholly-owned subsidiary, Innovative Neurotronics, Inc. ("IN, Inc."), is party to a non-binding purchase agreement under which it agrees to purchase assembled WalkAide System kits. As of December 31, 2006, IN, Inc. had outstanding purchase commitments of approximately $0.3 million.

Selected Operating Data

The following table sets forth selected operating data as of the end of the years indicated:

	2006	2005	2004	2003	2002
Patient-care centers	618	624	619	585	583
Revenue-generating O&P practitioners	1,034	1,021	1,020	955	962
Number of states (including D.C.)	46	46	45	45	45
Same-center net sales growth (decline) (1)	2.2 %	0.2 %	(1.7) %	1.6 %	4.6 %

(1) Represents the aggregate increase or decrease of our patient-care centers' sales in the current year compared to the preceding year. Patient-care centers that have been owned by the Company for at least one full year are included in the computation.

Market Risk

We are exposed to the market risk that is associated with changes in interest rates. At December 31, 2006, all our outstanding debt, with the exception of the Revolving Credit Facility and the Term Loan, is subject to fixed interest rate. (see Item 7A below.)

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We have existing obligations relating to our 10 ¼% Senior Notes, Term Loan, Subordinated Seller Notes, and Series A Convertible Preferred Stock. As of December 31, 2006, we have cash flow exposure to the changing interest rate on the Term Loan and Revolving Credit Facility. The other obligations have fixed interest or dividend rates.

We have a $75.0 million revolving credit facility, with no outstanding balance at December 31, 2006, as discussed in Note G to our Condensed Consolidated Financial Statements. The rates at which interest accrues under the entire outstanding balance are variable.

In addition, in the normal course of business, we are exposed to fluctuations in interest rates. From time to time, we execute LIBOR contracts to fix interest rate exposure for specific periods of time. At December 31, 2006, we had one contract outstanding which fixed LIBOR at 7.87% and expired on December 29, 2006.

Presented below is an analysis of our financial instruments as of December 31, 2006 that are sensitive to changes in interest rates. The table demonstrates the changes in estimated annual cash flow related to the outstanding balance under the Term Loan and the Revolving Credit Facility (the revolving Credit Facility did not have an outstanding balance at December 31, 2006), calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS.

Cash Flow Risk	Annual Interest Expense Given an Interest Rate Decrease of X Basis Points			No Change in Interest Rates	Annual Interest Expense Given an Interest Rate Increase of X Basis Points		
(In thousands)	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Term Loan	$ 14,006	$ 15,150	$ 16,294	$ 17,438	$ 18,583	$ 19,727	$ 20,871
Revolving Credit Facility	-	-	-	-	-	-	-
	$ 14,006	$ 15,150	$ 16,294	$ 17,438	$ 18,583	$ 19,727	$ 20,871

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The consolidated financial statements and schedules required hereunder and contained herein are listed under Item 15(a) below.

Quarterly Financial Data

2006	Quarter Ended (Unaudited)							
(Dollars in thousands, except per share amounts)		Mar 31		Jun 30		Sep 30		Dec 31 (1)
Net Sales	$	140,445	$	152,855	$	151,549	$	153,918
Income from Operations		10,915		15,999		17,121		18,404
Net Income		829		(5,724)		3,458		4,871
Basic per Common Share Net (Loss) Income	$	(0.03)	$	(0.42)	$	0.07	$	0.20
Diluted per Common Share Net (Loss) Income (2)	$	(0.03)	$	(0.42)	$	0.07	$	0.17

2005	Quarter Ended (Unaudited)							
(Dollars in thousands, except per share amounts)		Mar 31		Jun 30		Sep 30		Dec 31
Net Sales	$	133,000	$	149,654	$	146,393	$	149,193
Income from Operations		11,108		15,979		16,748		17,439
Net Income		1,335		3,816		4,323		8,279
Basic per Common Share Net (Loss) Income	$	(0.00)	$	0.11	$	0.13	$	0.31
Diluted per Common Share Net (Loss) Income (2)	$	(0.00)	$	0.11	$	0.13	$	0.30

(1) For the three month period ended December 31, 2006 includes: $4.4 million increase to cost of material resulting from the company's physical inventory; $1.2 million of additional state tax expense related to prior periods; $1.1 million of recoveries from certain insurance payors related to claims recorded in prior periods; and $1.0 million reduction to health insurance liabilities recorded in prior periods.

(2) For 2006 and 2005, excludes the effect of the conversion of the 7% Redeemable Convertible Preferred Stock as it is considered anti-dilutive. For the three month period ended March 31, 2006 and the three month period June 30, 2006, excludes the effect of the Series A Convertible Preferred Stock as it is considered anti-dilutive. For the three month period ended September 30, 2006 and the three month period ended December 31, 2006, includes the effect of the conversion of the Series A Convertible Preferred Stock as it is considered dilutive.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by it in its periodic reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Based on an evaluation of the Company's disclosure controls and procedures conducted by the Company's Chief Executive Officer and Chief Financial Officer, such officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006. Additionally, the Company's officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006 to ensure that information required to be disclosed in the reports filed with the Exchange Act was accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Internal Control Over Financial Reporting

(a) ***Management's Annual Report on Internal Control Over Financial Reporting***

In accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002 and Item 308(a) of the Commission's Regulation S-K, the report of management on the Company's internal control over financial reporting is set forth immediately preceding the Company's financial statements included in this Annual Report on Form 10-K.

(b) ***Report of the Registrant's Independent Registered Public Accounting Firm***

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 10-K.

(c) ***Changes in Internal Control Over Financial Reporting***

In accordance with Rule 13a-15(d) under the Securities Exchange Act of 1934, management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, determined that there was no change in the Company's internal control over financial reporting that occurred during the fourth quarter ended December 31, 2006, that has materially effected, or is reasonably likely to materially effect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item regarding directors is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report. Information regarding our executive officers is set forth under Item 4A of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

(a) Financial Statements and Financial Statement Schedule:

(1) Financial Statements:

Hanger Orthopedic Group, Inc.

Management's Annual Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2006 and 2005

Consolidated Statements of Operations for the Three Years Ended December 31, 2006

Consolidated Statements of Changes in Shareholders' Equity for the Three Years Ended December 31, 2006

Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2006

Notes to Consolidated Financial Statements

(2) Financial Statements Schedule:

Schedule II - Valuation and Qualifying Accounts

All other schedules are omitted either because they are not applicable or required, or because the required information is included in the financial statements or notes thereto.

(3) Exhibits:

See Part (b) of this Item 15.

(b) Exhibits: The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Document
3(a)	Certificate of Incorporation, as amended, of the Registrant. (Incorporated herein by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1988.)
3(b)	Certificate of Amendment of the Registrant's Certificate of Incorporation (which, among other things, changed the Registrant's corporate name from Sequel Corporation to Hanger Orthopedic Group, Inc.), as filed on August 11, 1989 with the Office of the Secretary of State of Delaware. (Incorporated herein by reference to Exhibit 3(b) to the Registrant's Current Report on Form 10-K dated February 13, 1990.)
3(c)	Certificate of Agreement of Merger of Sequel Corporation and Delaware Sequel Corporation. (Incorporated herein by reference to Exhibit 3.1(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1988.)
3(d)	Certificate of Ownership and Merger of Hanger Acquisition Corporation and J. E. Hanger, Inc. as filed with the Office of the Secretary of the State of Delaware on April 11, 1989. (Incorporated herein by reference to Exhibit 2(f) to the Registrant's Current Report on Form 8-K dated May 15, 1989.)
3(e)	Certificate of Designation, Preferences and Rights of Preferred Stock of the Registrant as filed on February 12, 1990 with the Office of the Secretary of State of Delaware. (Incorporated herein by reference to Exhibit 3(a) to the Registrant's Current Report on Form 8-K dated February 13, 1990.)
3(f)	Certificate of Amendment to Certificate of Incorporation of the Registrant, as filed with the Secretary of State of Delaware on September 16, 1999. (Incorporated herein by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.)

3(g)	Certificate of Designation, Rights and Preferences of 7% Redeemable Preferred Stock as filed with the Office of the Secretary of State of Delaware on June 28, 1999. (Incorporated herein by reference to Exhibit 2(b) to the Registrant's Current Report of Form 8-K dated July 1, 1999.)
3(h)	Certificate of Elimination of Class A, B, C, D, E and F Preferred Stock of the Registrant as filed with the Office of the Secretary of State of Delaware on June 18, 1999. (Incorporated herein by reference to Exhibit 2(c) to the Registrant's Current Report on Form 8-K dated July 1, 1999.)
3(i)	By-Laws of the Registrant, as amended. (Incorporated herein by reference to Exhibit 3 to the Registrant's Current Report on Form 8-K dated May 15, 1989.)
3(j)	Certificate of Designations of Series A Convertible Preferred Stock filed by the Registrant with the Delaware Secretary of State on May 26, 2006 (Incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant on May 30, 2006).
10(a)	1991 Stock Option Plan of the Registrant, as amended through September 16, 1999. (Incorporated herein by reference to Exhibit 4(a) to the Registrant's Proxy Statement, dated July 28, 1999, relating to the Registrant's Annual Meeting of Stockholders held on September 8, 1999.)*
10(b)	1993 Non-Employee Directors Stock Option Plan of the Registrant. (Incorporated herein by reference to Exhibit 4(b) to the Registrant's Registration Statement on Form S-8 (File No. 33-63191).)*
10(c)	Asset Purchase Agreement, dated as of March 26, 1997, by and between Hanger Prosthetics & Orthotics, Inc., Acor Orthopedic, Inc., and Jeff Alaimo, Greg Alaimo and Mead Alaimo. (Incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by the Registrant on April 15, 1997.)
10(d)	Asset purchase Agreement, dated as of May 8, 1997, by and between Hanger Prosthetics & Orthotics, Inc., Fort Walton Orthopedic, Inc., Mobile Limb and Brace, Inc. and Frank Deckert, Ronald Deckert, Thomas Deckert, Robert Deckert and Charles Lee. (Incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by the Registrant on June 5, 1997.)
10(e)	Asset Purchase Agreement, dated as of November 3, 1997, by and between Hanger Prosthetics & Orthotics, Inc., Morgan Prosthetic-Orthotics, Inc. and Dan Morgan. (Incorporated herein by reference to Exhibit 10(v) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.)

* Management contract or compensatory plan

10(f) Asset Purchase Agreement, dated as of December 23, 1997, by and between Hanger Prosthetics & Orthotics, Inc., Harshberger Prosthetic & Orthotic Center, Inc., Harshberger Prosthetic & Orthotic Center of Mobile, Inc., Harshberger Prosthetic & Orthotic Center of Florence, Inc., FAB-CAM, Inc. and Jerald J. Harshberger. (Incorporated herein by reference to Exhibit 10(w) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.)

10(g) Stock Purchase Agreement, dated as of April 2, 1999, by and among NovaCare, Inc., NC Resources, Inc., the Registrant and HPO Acquisition Corporation, Amendment No. 1 thereto, dated as of May 19, 1999, and Amendment No. 2 thereto, dated as of June 30, 1999. (Incorporated herein by reference to Exhibit 2(a) to the Registrant's Current Report on Form 8-K dated July 15, 1999.)

10(h) Amended and Restated 2002 Stock Incentive Plan. (Incorporated herein by reference to Exhibit 4(a) to the Registration Statement on Form S-8 filed by the Registrant on June 29, 2006).*

10(i) Amended and Restated 2003 Non-Employee Directors' Stock Incentive Plan of the Registrant. (Incorporated herein by reference to Appendix 3 to the Registrant's Proxy Statement, dated April 12, 2006, relating to the Registrant's Annual Meeting of Stockholders held on May 12, 2006.)*

10(j) Master Amendment, dated as of October 9, 2004, between the Registrant, Seattle Systems, Inc.(formerly known as USMC Corp., the successor in interest to United States Manufacturing Company, LLC, and which merged with and into OPMC Acquisition Corp. on December 26, 2001), Southern Prosthetic Supply, Inc., and DOBI-Symplex, Inc. (formerly known as Seattle Orthopedic Group, Inc.) (Incorporated herein by reference to Exhibit 10(ee) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004.)

10(k) Third Amendment to Amended and Restated Credit Agreement and Waiver, dated as of September 2, 2005, among the Registrant, the lenders' signatory thereto and General Electric Capital Corporation, as Administrative Agent. (Incorporated herein by reference to Exhibit 10 to the Registrant's Form 8-K dated September 2, 2005.)

10(l) Form of Stock Option Agreement (Non-Executive Employees), Stock Option Agreement (Executive Employees), Restricted Stock Agreement (Non-Executive Employees) and Restricted Stock Agreement (Executive Employees). (Incorporated herein by reference toExhibits 10.1, 10.2, 10.3 and 10.4, respectively, to the Registrant's Current Report on Form 8-K filed on February 24, 2005.)

10(m) Supplemental Executive Retirement Plan, dated January 1, 2005 (Incorporated herein by reference to Exhibit 10(dd) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005.)*

* Management contract or compensatory plan

10(n)	Fourth Amendment to Amended and Restated Credit Agreement, dated as of August 26, 2006, among the Registrant, the lenders' signatory thereto and General Electric Capital Corporation, as Administrative Agent. (Incorporated herein by reference to Exhibit 10 to the Registrant's Form 8-K filed on August 30, 2006.)
10(o)	Employment and Non-Compete Agreement, commencing as of April 1, 2006, between the Registrant and John Rush, M.D. (Incorporated herein by reference to Exhibit 10(ff) to the Registrant's Annual Report on Form 10-K for the Year Ended December 31, 2005).*
10(p)	Second Amended and Restated Employment Agreement, effective as of January 1, 2005, by and between Richmond L. Taylor and the Company. (Incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).*
10(q)	Second Amended and Restated Employment Agreement, effective as of January 1, 2005, by and between George E. McHenry and the Company. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).*
10(r)	Purchase Agreement, dated as of May 23, 2006, between the Registrant and the Initial Purchasers named in Schedule I thereto relating to the Registrant's 10 1/4% Senior Notes due 2014. (Incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on May 30, 2006).
10(s)	Indenture, dated as of May 26, 2006, among the Registrant, the Registrant's subsidiaries signatory thereto and Wilmington Trust Company, as trustee, relating to the Registrant's 10 1/4% Senior Notes due 2014. (Incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on May 30, 2006).
10(t)	Registration Rights Agreement, dated as of May 26, 2006, among the Registrant, the Registrant's subsidiaries signatory thereto and the initial purchasers named therein relating to the Registrant's 10 1/4% Senior Notes due 2014. (Incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Registrant on May 30, 2006).
10(u)	Amended and Restated Preferred Stock Purchase Agreement, dated as of May 25, 2006, by and among the Registrant, Ares Corporate Opportunities Fund, L.P. and the Initial Purchasers identified therein. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

* Management contract or compensatory plan

10(v)	Registration Rights Agreement, dated as of May 26, 2006, among the Registrant and Ares Corporate Opportunities Fund, L.P. (Incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
10(w)	Letter Agreements, dated May 26, 2006, between the Registrant and Ares Corporate Opportunities Fund, L.P. regarding board and management rights. (Incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
10(x)	Credit Agreement, dated as of May 26, 2006, among the Registrant, the Several Lenders identified therein, Lehman Brothers Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Book-Runners, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, and LaSalle Bank National Association and General Electric Capital Corporation, as Co-Documentation Agents. (Incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
10(y)	Guarantee and Collateral Agreement, dated as of May 26, 2006, made by the Registrant, as Borrower, and certain of its subsidiaries, in favor of Citicorp North America, Inc., as Administrative Agent. (Incorporated herein by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
10(z)	Amended and Restated Employment and Non-Compete Agreement, dated as of January 1, 2003, between the Registrant and Ron May. (Filed herewith).*
10(aa)	Third Amended and Restated Employment Agreement, effective as of January 1, 2005, by and between Ivan R. Sabel and the Company. (Filed herewith.)*
10(bb)	Third Amended and Restated Employment Agreement, effective as of January 1, 2005, by and between Thomas F. Kirk and the Company. (Filed herewith.)*
10(cc)	First Amendment to Credit Agreement, by and among the Registrant, the Lenders party thereto and Citicorp North America, Inc., dated as of March 12, 2007. (Filed herewith.)
21	List of Subsidiaries of the Registrant. (Filed herewith.)
23.1	Consent of PricewaterhouseCoopers LLP. (Filed herewith.)

* Management contract or compensatory plan

31.1	Written Statement of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
31.2	Written Statement of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
32	Written Statement of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANGER ORTHOPEDIC GROUP, INC.

Dated: March 16, 2007

By: /s/ Ivan R. Sabel
Ivan R. Sabel, CPO
Chairman and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: March 16, 2007

/s/ Ivan R. Sabel
Ivan R. Sabel, CPO
Chairman, Chief Executive Officer and Director
(Principal Executive Officer)

Dated: March 16, 2007

/s/ George E. McHenry
George E. McHenry
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Dated: March 16, 2007

/s/ Thomas C. Hofmeister
Thomas C. Hofmeister
Vice President of Finance
(Chief Accounting Officer)

Dated: March 16, 2007

/s/ Thomas F. Kirk
Thomas F. Kirk
President, Chief Operating Officer
and Director

Dated: March 16, 2007

/s/ Edmond E. Charrette, M.D.
Edmond E. Charrette, M.D.
Director

Dated: March 16, 2007

/s/ Thomas P. Cooper, M.D.
Thomas P. Cooper, M.D.
Director

Dated: March 16, 2007

/s/ Cynthia L. Feldmann
Cynthia L. Feldmann
Director

Dated: March 16, 2007

/s/ Eric Green
Eric Green
Director

Dated: March 16, 2007

/s/ Isaac Kaufman
Isaac Kaufman
Director

Dated: March 16, 2007

/s/ H.E. Thranhardt
H.E. Thranhardt, CPO
Director

Dated: March 16, 2007

/s/ Bennett Rosenthal
Bennett Rosenthal
Director

INDEX TO FINANCIAL STATEMENTS

Hanger Orthopedic Group, Inc.

Financial Statement Schedule

Management's Annual Report on Internal Control Over Financial Reporting

The following sets forth, in accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002 and Item 308(a) of the Securities and Exchange Commission's Regulation S-K, the annual report of management of Hanger Orthopedic Group, Inc. (the "Company") on the Company's internal control over financial reporting.

1. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

2. Management of the Company, in accordance with Rule 13a-15(d) under the Securities Exchange Act of 1934 and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. The framework on which management's evaluation of the Company's internal control over financial reporting is based is the "Internal Control – Integrated Framework" published in 1992 by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

3. Management has determined that the Company's internal control over financial reporting as of December 31, 2006, was effective. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

4. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hanger Orthopedic Group, Inc.:

We have completed integrated audits of Hanger Orthopedic Group, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Hanger Orthopedic Group, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index listed in the index appearing under Item 15 (a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note B to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 123(R), *Share-Based Payment*, as of January 1, 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Annual Report on Internal Control over Financial Reporting" appearing on page F-1, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
McLean, VA
March 16, 2007

HANGER ORTHOPEDIC GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share amounts)

	December 31, 2006	December 31, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 23,139	$ 7,921
Accounts receivable, less allowance for doubtful accounts of $3,369 and $4,582 in 2006 and 2005, respectively	99,403	103,200
Inventories	75,803	76,725
Prepaid expenses, other assets and income taxes receivable	8,805	6,554
Deferred income taxes	7,962	7,087
Total current assets	215,112	201,487
PROPERTY, PLANT AND EQUIPMENT		
Land	1,065	1,094
Buildings	5,287	5,833
Furniture and fixtures	12,283	11,874
Machinery and equipment	26,323	23,867
Leasehold improvements	33,811	29,431
Computer and software	49,750	44,364
Total property, plant and equipment, gross	128,519	116,463
Less accumulated depreciation and amortization	86,225	72,966
Total property, plant and equipment, net	42,294	43,497
INTANGIBLE ASSETS		
Excess cost over net assets acquired	446,371	445,979
Patents and other intangible assets, $ 9,641 and $9,999 in 2006 and 2005 respectively, less accumulated amortization of $6,706 and $6,234 in 2006 and 2005, respectively	2,935	3,765
Total intangible assets, net	449,306	449,744
OTHER ASSETS		
Debt issuance costs, net	10,853	8,142
Other assets	1,557	1,597
Total other assets	12,410	9,739
TOTAL ASSETS	$ 719,122	$ 704,467

The accompanying notes are an integral part of the consolidated financial statements.

HANGER ORTHOPEDIC GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share amounts)

	December 31, 2006	December 31, 2005
LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term debt	$ 5,386	$ 4,466
Accounts payable	19,093	20,520
Accrued expenses	10,862	10,955
Accrued interest payable	1,803	8,320
Accrued compensation related costs	20,760	21,675
Total current liabilities	57,904	65,936
LONG-TERM LIABILITIES		
Long-term debt, less current portion	405,238	373,965
Deferred income taxes	30,741	30,851
Other liabilities	9,908	6,531
Total liabilities	503,791	477,283
COMMITMENTS AND CONTINGENCIES (Note H)		
PREFERRED STOCK		
7% Redeemable Preferred stock, liquidation preference of $1,000 per share, 10,000,000 shares authorized, 37,881 shares issued and outstanding in 2005	-	61,942
Series A Convertible Preferred stock, liquidation preference of $1,000 per share, 50,000 shares authorized, issued and outstanding in 2006	47,654	-
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value; 60,000,000 shares authorized, 22,377;551 shares and 22,227,607 shares issued and outstanding in 2006 and 2005, respectively	224	222
Additional paid-in capital	156,480	156,346
Unearned compensation	-	(2,615)
Retained earnings	11,629	11,945
	168,333	165,898
Treasury stock at cost (141,154 shares)	(656)	(656)
Total shareholders' equity	167,677	165,242
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY	$ 719,122	$ 704,467

The accompanying notes are an integral part of the consolidated financial statements.

HANGER ORTHOPEDIC GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31,
(Dollars in thousands, except share and per share amounts)

	2006	2005	2004
Net sales	$ 598,766	$ 578,241	$ 568,721
Cost of goods sold (exclusive of depreciation and amortization)	300,065	283,591	275,961
Selling, general and administrative	221,592	219,454	218,689
Depreciation and amortization	14,670	13,920	13,531
Other charges	-	-	45,808
Income from operations	62,439	61,276	14,732
Interest expense	38,643	37,141	34,558
Extinguishment of debt	16,953	-	-
Income (loss) before taxes	6,843	24,135	(19,826)
Provision for income taxes	3,409	6,382	3,568
Net income (loss)	3,434	17,753	(23,394)
Preferred stock dividend and accretion-7% Redeemable Preferred Stock	2,751	5,892	4,587
Preferred stock dividend-Series A Convertible Preferred Stock	999	-	-
Accretion of beneficial conversion feature	3,768	-	-
Net income (loss) applicable to common stock	$ (4,084)	$ 11,861	$ (27,981)
Basic Per Common Share Data			
Net income (loss)	$ (0.19)	$ 0.55	$ (1.30)
Shares used to compute basic per common share amounts	21,981,026	21,694,807	21,473,765
Diluted Per Common Share Data			
Net income (loss)	$ (0.19)	$ 0.53	$ (1.30)
Shares used to compute diluted per common share amounts	21,981,026	22,232,453	21,473,765

The accompanying notes are an integral part of the consolidated financial statements.

HANGER ORTHOPEDIC GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Three Years Ended December 31, 2006

(In thousands)

	Common Shares	Common Stock	Additional Paid in Capital	Unearned Compensation	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2003	21,491	$ 215	$ 156,521	$ (2,599)	$ 24,594	$ (656)	$ 178,075
Preferred dividends declared	-	-	(3,387)	-	(1,153)	-	(4,540)
Accretion of Redeemable Convertible Preferred Stock	-	-	-	-	(47)	-	(47)
Net loss	-	-	-	-	(23,394)	-	(23,394)
Issuance of Common Stock in connection with the exercise of stock options	258	3	1,133	-	-	-	1,136
Issuance of restricted stock	25	-	363	(363)	-	-	-
Forfeiture of restricted stock	(7)	-	(102)	102	-	-	-
Compensation expense associated with restricted stock	-	-	-	880	-	-	880
Tax benefit associated with vesting of restricted stock	-	-	(94)	-	-	-	(94)
Balance, December 31, 2004	21,767	$ 218	$ 154,434	$ (1,980)	$ -	$ (656)	$ 152,016
Preferred dividends declared	-	-	(84)	-	(5,761)	-	(5,845)
Accretion of Redeemable Convertible Preferred Stock	-	-	-	-	(47)	-	(47)
Net income	-	-	-	-	17,753	-	17,753
Issuance of Common Stock in connection with the exercise of stock options	158	1	394	-	-	-	395
Issuance of restricted stock	340	3	2,112	(2,115)	-	-	-
Forfeiture of restricted stock	(37)	-	(348)	348	-	-	-
Compensation expense associated with restricted stock	-	-	-	1,137	-	-	1,137
Adjustment to compensation expense related to restricted stock	-	-	5	(5)	-	-	-
Tax benefit associated with vesting of restricted stock	-	-	(167)	-	-	-	(167)
Balance, December 31, 2005	22,228	$ 222	$ 156,346	$ (2,615)	$ 11,945	$ (656)	$ 165,242
Preferred dividends declared	-	-	-	-	(3,730)	-	(3,730)
Accretion of Redeemable Convertible Preferred Stock	-	-	-	-	(20)	-	(20)
Net income	-	-	-	-	3,434	-	3,434
Issuance of Common Stock in connection with the exercise of stock options	160	2	586	-	-	-	588
Adoption of FAS 123R	-	-	(2,615)	2,615	-	-	-
Forfeiture of restricted stock	(10)	-	-	-	-	-	-
Preferred Stock beneficial conversion feature - Series A	-	-	-	-	(3,768)	-	(3,768)
Accretion of preferred stock beneficial conversion feature	-	-	-	-	3,768	-	3,768
Compensation expense associated with stock options	-	-	100	-	-	-	100
Compensation expense associated with restricted stock	-	-	2,063	-	-	-	2,063
Tax benefit associated with vesting of restricted stock	-	-	-	-	-	-	-
Balance, December 31, 2006	22,378	$ 224	$ 156,480	$ -	$ 11,629	$ (656)	$ 167,677

The accompanying notes are an integral part of the consolidated financial statements.

HANGER ORTHOPEDIC GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

(Dollars in thousands)

	2006	2005	2004
Cash flows from operating activities:			
Net income (loss)	$ 3,434	$ 17,753	$ (23,394)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Goodwill impairment	-	-	45,808
Extinguishment of debt	16,953	-	-
Tender premium related to extinguishment of debt	(11,866)	-	-
Gain on disposal of assets	(15)	(116)	(377)
Provision for bad debt	16,174	19,887	20,551
Provision for deferred income taxes	(985)	(1,818)	(1,325)
Depreciation and amortization	14,670	13,920	13,531
Amortization of debt issuance costs	2,010	2,495	2,495
Compensation expense on on stock options and restricted stock	2,163	1,137	881
Amortization of terminated interest rate swaps	(207)	(507)	(512)
Changes in assets and liabilities, net of effects of acquired companies:			
Accounts receivable	(12,378)	(13,896)	(12,900)
Inventories	1,047	(8,646)	(5,925)
Prepaid expenses, other assets, and income taxes receivable	(2,408)	(598)	4,374
Other assets	(37)	(105)	(334)
Accounts payable	(508)	1,514	(426)
Accrued expenses, accrued interest payable, and income taxes payable	(6,473)	1,164	5,273
Accrued compensation related costs	(914)	(8,840)	(624)
Other liabilities	3,377	2,397	1,998
Net cash provided by operating activities	24,037	25,741	49,094
Cash flows from investing activities:			
Purchase of property, plant and equipment (net of acquisitions)	(12,827)	(8,759)	(19,454)
Acquisitions and earnouts (net of cash acquired)	(693)	(2,792)	(19,462)
Acquisition of distribution rights	-	-	(65)
Purchase of technology license and patent	-	-	(298)
Proceeds from sale of property, plant and equipment	308	304	3,330
Net cash (used in) investing activities	(13,212)	(11,247)	(35,949)
Cash flows from financing activities:			
Borrowings under revolving credit agreement	21,000	52,000	45,000
Repayments under revolving credit agreement	(26,000)	(62,000)	(60,000)
Repayment of term loan	(147,774)	(1,500)	(1,875)
Repayment of senior notes	(200,000)	-	-
Repayment of senior subordinated debt	(15,562)	-	-
Repurchase of 7% Redeemable Convertible Preferred Stock	(64,693)	-	-
Proceeds from new term loan facility	230,000	-	-
Proceeds from senior note issuance	175,000	-	-
Proceeds from issuance of Series A Convertible Preferred Stock	50,000	-	-
Scheduled repayment of long-term debt	(2,966)	(3,158)	(3,429)
Increase in debt issue costs	(13,534)	(1,329)	(988)
Proceeds from issuance of Common Stock	588	396	1,135
Change in book overdraft	(667)	667	-
Series A Convertible Preferred Stock dividend payment	(999)	-	-
Net cash provided by (used in) financing activities	4,393	(14,924)	(20,157)
Increase (Decrease) in cash and cash equivalents	15,218	(430)	(7,012)
Cash and cash equivalents, at beginning of year	7,921	8,351	15,363
Cash and cash equivalents, at end of year	$ 23,139	$ 7,921	$ 8,351

The accompanying notes are an integral part of the consolidated financial statements.

HANGER ORTHOPEDIC GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - THE COMPANY

Hanger Orthopedic Group, Inc. is the nation's largest owner and operator of orthotic & prosthetic ("O&P") patient-care centers. In addition to providing patient care services through its operating subsidiaries, the Company also distributes components and finished patient care products to the O&P industry primarily in the United States. Hanger's subsidiary, Hanger Prosthetics & Orthotics, Inc. formerly known as J.E. Hanger, Inc., was founded in 1861 by a Civil War amputee and is the oldest company in the O&P industry in the United States of America. Orthotics is the design, fabrication, fitting and supervised use of custom-made braces and other devices that provide external support to treat musculoskeletal disorders. Prosthetics is the design, fabrication and fitting of custom-made artificial limbs.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. At various times throughout the year, the Company maintains cash balances in excess of Federal Deposit Insurance Corporation limits.

Credit Risk

The Company primarily provides customized O&P devices throughout the United States of America and is reimbursed by the patients' third-party insurers or governmentally funded health insurance programs. The Company performs ongoing credit evaluations of its distribution customers. Accounts receivable are not collateralized. The ability of the Company's debtors to meet their obligations is dependent upon the financial stability of the insurers of the Company's customers and future legislation and regulatory actions. Additionally, the Company maintains reserves for potential losses from these receivables that historically have been within management's expectations.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories, which consist principally of raw materials, work in process and finished goods, are stated at the lower of cost or market using the first-in, first-out method. For its patient-care centers segment, the Company calculates cost of goods sold in accordance with the gross profit method for all reporting periods. The Company bases the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors affecting cost of goods sold during the current reporting periods, such as a change in the sales mix or changes in the trend of purchases. Cost of goods sold during the interim periods is reconciled and adjusted when the annual physical inventory is taken. The Company treats these adjustments as changes in accounting estimates. In conjunction with our physical inventory performed on October 1, 2006, we recorded a $4.4 million decrease to inventory. During the fourth quarter of 2005, a book-to-physical inventory adjustment was not required. In the fourth quarter of 2004, the Company recorded a book-to-physical adjustments as income of $1.6 million. For its distribution segment, a perpetual inventory is maintained. Management adjusts the reserve for inventory obsolescence whenever the facts and circumstances indicate that the carrying cost of certain inventory items is in excess of its market price. Shipping and handling activities are reported as part of cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Equipment acquired under capital leases is recorded at the lower of fair market value or the present value of the future lease payments. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets as follows:

Furniture and fixtures	5 years
Machinery and equipment	5 years
Computers and software	5 years
Buildings	10 to 40 years
Assets under capital leases	Shorter of asset life or term of lease
Leasehold improvements	Shorter of asset life or term of lease

Depreciation expense related to property, plant and equipment was approximately $13.8 million, $13.1 million and $12.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company capitalizes internally developed computer software costs incurred during the application development stage. At December 31, 2006 and 2005, computers and software included capitalized computer software currently under development of $1.7 million and $0.9 million, respectively.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Other Intangible Assets

Statement of Financial Accounting Standard ("SFAS") 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized, but instead be tested for impairment at least annually (the Company has selected October 1st as its annual test date). The Company evaluated its intangible assets, other than goodwill, and determined that all such assets have determinable lives. Refer to Note D for further discussion.

Non-compete agreements are recorded based on agreements entered into by the Company and are amortized, using the straight-line method, over their estimated useful lives ranging from five to seven years. Other definite-lived intangible assets are recorded at cost and are amortized, using the straight-line method, over their estimated useful lives of up to 16 years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that may warrant revised estimates of useful lives or that indicate that impairment had occurred.

Amortization expense related to definite-lived intangible assets for the years ended December 31, 2006, 2005 and 2004, was $0.8 million, $0.9 million and $0.8 million, respectively. Estimated aggregate amortization expense for definite-lived intangible assets for each of the five years ending December 31, 2010 and thereafter is as follows:

(In thousands)		
2007	$	812
2008		812
2009		788
2010		458
2011		20
Thereafter		45
	$	2,935

Debt Issuance Costs

Debt issuance costs incurred in connection with the Company's long-term debt are amortized, on a straight-line basis, which is not materially different from the effective interest method, through the maturity of the related debt instrument. Amortization of these costs is included in Interest Expense in the Consolidated Statements of Operations.

Long-Lived Asset Impairment

The Company evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the undiscounted cash flow value is less than the asset's carrying value. The Company measures impairment as the amount by which

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Asset Impairment (continued)

the carrying value exceeds the fair market value. Fair market value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose. There are no long-lived asset impairments for the year ended December 31, 2006.

Derivatives

From time to time, the Company uses derivative financial instruments for the purpose of hedging interest rate exposures that exist as part of ongoing business operations. The Company's derivative financial instruments were designated as and qualified as fair value hedges. The Company's policy requires that the Company formally document all relationships between hedging instruments and hedged items, as well as the Company's risk management objective and strategy for undertaking various hedging transactions. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes. There were no derivatives in place at December 31, 2006.

Supplemental Executive Retirement Plan

Expense and liability balances associated with the Company's Supplemental Executive Retirement Plan are calculated based on certain assumptions including benefits earned, discount rates, interest costs, mortality rates and other factors. Refer to Note M for further discussion.

Fair Value of Financial Instruments

The carrying value of the Company's short-term financial instruments, such as receivables and payables, approximate their fair values, based on the short-term maturities of these instruments. The carrying value of the Company's long-term debt, excluding the Senior Notes, approximates fair value based on rates currently available to the Company for debt with similar terms and remaining maturities. The fair value of the Senior Notes, at December 31, 2006, was $180 million, as compared to the carrying value of $175 million at that date. The fair values of the Senior Notes were based on quoted market prices at December 31, 2006.

Revenue Recognition

Revenues on the sale of orthotic and prosthetic devices and associated services to patients are recorded when the device is accepted by the patient, provided that (i) delivery has occurred or services have been rendered; (ii) persuasive evidence of an arrangement exists; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. Revenues on the sale of orthotic and prosthetic devices to customers by the distribution segment are recorded upon the shipment of products, in accordance with the terms of the invoice, net of merchandise returns received and the amount established for anticipated returns. Discounted sales are recorded at net realizable value. Deferred revenue represents prepaid tuition and fees received from students enrolled in our practitioner education program.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Revenue at the patient-care centers segment is recorded net of all governmental adjustments, contractual adjustments and discounts. A systematic process is employed to ensure that sales are recorded at net realizable value and that any required adjustments are recorded on a timely basis. The contracting module of the Company's centralized, computerized billing system is designed to record revenue at net realizable value based on the Company's contract with the patient's insurance company. Updated billing information is received periodically from payors and is uploaded into the Company's centralized contract module and then disseminated, electronically, to all patient-care centers.

Disallowed sales generally relate to billings to payors with whom the Company does not have a formal contract. In these situations the Company records the sale at usual and customary rates and simultaneously recognizes a disallowed sale to reduce the sale to net value, based on its historical experience with the payor in question. Disallowed sales may also result if the payor rejects or adjusts certain billing codes. Billing codes are frequently updated. As soon as updates are received, the Company reflects the change in its centralized billing system.

As part of the Company's preauthorization process with payors, it validates its ability to bill the payor, if applicable, for the service provided before the delivery of the device. Subsequent to billing for devices and services, there may be problems with pre-authorization or with other insurance coverage issues with payors. If there has been a lapse in coverage, the patient is financially responsible for the charges related to the devices and services received. If the Company is unable to collect from the patient, a bad debt expense is recognized. Occasionally, a portion of a bill is rejected by a payor due to a coding error on the Company's part and the Company is prevented from pursuing payment from the patient due to the terms of its contract with the insurance company. The Company appeals these types of decisions and is generally successful. This activity is factored into the Company's methodology of determining the estimate for the allowance for doubtful accounts. The Company recognizes, as reduction of sales, a disallowed sale for any claims that it believes will not be recovered and adjusts future estimates accordingly.

Certain accounts receivable may be uncollectible, even if properly pre-authorized and billed. Regardless of the balance, accounts receivable amounts are periodically evaluated to assess collectibility. In addition to the actual bad debt expense recognized during collection activities, the Company estimates the amount of potential bad debt expense that may occur in the future. This estimate is based upon historical experience as well as a review of the receivable balances.

On a quarterly basis, the Company evaluates cash collections, accounts receivable balances and write-off activity to assess the adequacy of the allowance for doubtful accounts. Additionally, a company-wide evaluation of collectibility of receivable balances older than 180 days is performed at least semi-annually, the results of which are used in the next allowance analysis. In these detailed reviews, the account's net realizable value is estimated after considering the customer's payment history, past efforts to collect on the balance and the outstanding balance, and a specific reserve is recorded if needed. From time to time, the Company may outsource the collection of

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

such accounts to outsourced agencies after internal collection efforts are exhausted. In the cases when valid accounts receivable cannot be collected, the uncollectible account is written off to bad debt expense.

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred. During the years ended December 31, 2006, 2005 and 2004 the Company incurred $1.2 million, $1.2 million and $1.4 million, respectively, in repair and maintenance costs.

Marketing

Marketing costs, including advertising, are expensed as incurred. The Company incurred $3.8 million, $4.1 million and $4.6 million in marketing costs during the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company recognizes a valuation allowance on the deferred tax assets if it is more likely than not that the assets will be realized in future years.

Stock-Based Compensation

General

The Company issues options and restricted shares of common stock under two active share-based compensation plans, one for employees and the other for the Board of Directors. At December 31, 2006, 4.7 million.shares of common stock are authorized for issuance under the Company's share-based compensation plans. Shares of common stock issued under the share-based compensation plans are released from the Company's authorized shares. Stock option and restricted share awards are granted at the fair market value of the Company's common stock on the date immediately preceding the date of grant. Stock option awards vest over a period determined by the compensation plan, ranging from one to three years, and generally have a maximum term of ten years. Restricted shares of common stock vest over a period of time determined by the compensation plan, ranging from one to four years.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") 123R, *Share-Based Payment* ("SFAS

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation (continued)

123R"), which require companies to measure and recognize compensation expense for all share-based payments at fair value. SFAS 123R eliminates the ability to account for share-based compensation transactions under APB Opinion 25, *Accounting for Stock Issued to Employees* ("APB 25") and requires that such transactions be accounted for using the fair-value-based methods.

Prior to January 1, 2006, the Company accounted for stock-based awards under the measurement and recognition provisions of APB 25. Under APB 25, stock options granted at the fair market value of the underlying stock required no recognition of compensation cost. However, the Company disclosed the pro-forma effect on net income of recognizing compensation cost, as required by SFAS 123 and SFAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.*

Given the Company's recent trend of compensating certain of its employees with restricted shares of common stock instead of options, and in anticipation of the implementation of SFAS 123R, during the second quarter 2005 the Company accelerated the vesting of 1.2 million non-director stock options which had a grant price in excess of the market value of the underlying common stock. These options had grant prices ranging from $6.02 to $16.81 and vesting periods through January 3, 2009. The compensation expense related to this acceleration was $3.3 million which was reflected, net of tax, in the 2005 pro-forma net income calculation.

The Company adopted SFAS 123R using the modified prospective method allowed for in SFAS 123R. Under the modified prospective method, compensation expense related to awards granted prior to and unvested as of the adoption of SFAS 123R is calculated in accordance with SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and recognized in the statements of operations over the requisite remaining service period; compensation expense for all awards granted after the adoption of SFAS 123R is calculated according to the provision of SFAS 123R. Results for prior periods have not been restated. For the year ended December 31, 2006, the Company recognized $2.2 million in compensation expense, of which approximately $0.1 million related to options. The Company calculates the fair value of stock options using the Black-Scholes model. The total value of the stock option awards is expensed ratably over the requisite service period of the employees receiving the awards.

In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3 *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*, or FSP FAS 123(R)-3. In accordance with FSP FAS 123(R)-3, entities can choose to follow either the transitional guidance of SFAS 123(R) or the alternative transition method described in FSP FAS 123(R)-3. During the fourth quarter of 2006, we elected to adopt the alternative transition method for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool, or APIC pool, related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee-stock based compensation awards that are outstanding upon adoption of SFAS 123(R). Electing the alternative transition method constitutes a change in accounting

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation (continued)

principle, which requires retrospective application to prior period financial statements.

The retrospective application to prior period financial statements had the effect of changing the amounts of cash flows from operations and from financing from those previously reported in our Form 10-Q filings. The changes to the amounts reported in the Forms 10-Q for the quarters ending March 31, 2006, and September 30, 2006, were not material.

The following table illustrates the effect on net income applicable to common stock and income per share if the Company had applied fair value recognition to stock-based employee compensation for all awards in the prior year periods:

(In thousands, except per share amounts)	2005	2004
Net income (loss) applicable to common stock, as reported	$ 11,861	$ (27,981)
Add: restricted shares of common stock compensation expense, net of related tax effects, included in net income (loss) as reported	686	524
Deduct: total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(3,358)	(2,232)
Pro forma net income (loss) applicable to common stock	$ 9,189	$ (29,689)
Earnings per share:		
Basic - as reported	$ 0.55	$ (1.30)
Basic - pro forma	0.42	(1.38)
Diluted - as reported	0.53	(1.30)
Diluted - pro forma	0.41	(1.38)

Additionally, upon adoption the Company eliminated the balance of Unearned Compensation, on the Consolidated Balance Sheets, to Additional Paid-in-Capital.

In the prior year periods, the fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Expected term (years)	3.4	4.5
Volatility factor	85.1 %	82.8 %
Risk free interest rate	4.1 %	3.4 %
Dividend yield	0 %	0 %
Fair value	$ 4.15	$ 9.51

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation (continued)

The expected term of options is an average of the contractual terms and historical data. The expected stock price volatility is based on historical data of the Company's common stock performance. The risk-free interest rate is based on an average of the U.S. 5-year Treasury bill rate.

Segment Information

The Company applies a "management" approach to disclosure of segment information. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the basis of the Company's reportable segments. The description of the Company's reportable segments and the disclosure of segment information are presented in Note Q.

New Accounting Standards

In February 2006, the FASB issued SFAS 155, *Accounting for Certain Hybrid Financial Instruments* ("SFAS 155"). SFAS 155 amends SFAS 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133") and SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"). The provisions of SFAS 155 allow for the fair value remeasurement of hybrid financial instruments that contain embedded derivatives that otherwise would require bifurcation and eliminates the interim guidance that provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS 133. Additionally, SFAS 155 eliminates SFAS 140's restriction on qualifying special-purpose entities of holding derivative financial instruments that pertain to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after fiscal years beginning after September 15, 2006. The Company believes the adoption of SFAS 155 will not have an impact on its financial statements.

In March 2006, the FASB issued SFAS 156, *Accounting for Servicing of Financial Assets* ("SFAS 156"), amending SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* SFAS 156 permits entities the choice between either the amortization method or the fair value measurement method for valuing separately recognized servicing assets and liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006; early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements for any interim period of that fiscal year. The Company believes the adoption of SFAS 156 will not have an impact on its financial statements.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance on the application of fair value measurement objectives required in existing GAAP literature to ensure consistency and comparability. Additionally, SFAS 157 requires additional disclosures on the fair value measurements used. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company believes the adoption of SFAS 157 will not have a material impact on its financial statements.

NOTE B – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

New Accounting Standards (continued)

Also in September 2006, the FASB issued SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in their balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The statement's provisions related to the recognition of the funded status of a defined benefit postretirement plan and required disclosures are effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and the benefit obligation as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The provisions of SFAS 158 does not have a material effect on its financial statements as the Company's defined benefit plan is unfunded and the benefit obligation related to that plan is measured on an annual basis and recorded as a liability under existing GAAP guidance.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities Fair Value Measurements* ("SFAS 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 159 on our financial statements.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires the Company to recognize, in its financial statements, the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

NOTE C - SUPPLEMENTAL CASH FLOW FINANCIAL INFORMATION

The supplemental disclosure requirements for the statements of cash flows are as follows:

(In thousands)	2006	2005	2004
Cash paid (received) during the period for:			
Interest	$ 43,882	$ 36,483	$ 34,451
Income taxes	3,142	8,665	(1,960)
Non-cash financing and investing activities:			
Preferred stock dividends declared and accretion	$ 3,750	$ 5,892	$ 4,587
Accretion of preferred stock beneficial conversion feature -Series A	3,768	-	-
Issuance of notes in connection with acquisitions	100	485	4,350
Issuance of restricted shares of common stock	(81)	1,773	262

NOTE D - GOODWILL AND OTHER INTANGIBLE ASSETS

The Company completed its annual goodwill impairment analysis in October 2006, which did not result in an impairment. In completing the analysis, the Company determined that it had two reporting units, which were the same as its reportable segments: (i) patient-care centers and (ii) distribution. The fair value of the Company's reporting units was primarily determined based on the income approach and considers the market and cost approach.

The activity related to goodwill for the two years ended December 31, 2006 is as follows:

(In thousands)	Patient-Care Centers	Distribution	Total
Balance at December 31, 2004	$ 414,203	$ 28,383	$ 442,586
Additions due to acquisitions	2,288	-	2,288
Additions due to earn-outs	1,105	-	1,105
Balance at December 31, 2005	417,596	28,383	445,979
Additions due to acquisitions	180	-	180
Additions due to earn-outs	212	-	212
Balance at December 31, 2006	$ 417,988	$ 28,383	$ 446,371

All goodwill additions for the years ended December 31, 2006 and 2005 were allocated to the patient-care centers segment.

NOTE E - INVENTORY

Inventories, which are recorded at the lower of cost or market using the first-in, first-out method, were as follows at December 31:

	2006	2005
(In thousands)		
Raw materials	$ 29,032	$ 31,796
Work in process	27,279	26,409
Finished goods	19,492	18,520
	$ 75,803	$ 76,725

NOTE F - ACQUISITIONS

During 2006, 2005 and 2004, the Company acquired two, five and six orthotic and prosthetic companies, respectively. The aggregate acquisitions were insignificant to the Company's consolidated results of operations. The aggregate purchase price, excluding potential earn-out provisions, for 2006 acquisitions was $0.3 million, consisting of $0.2 million in cash, $0.1 million in promissory notes, and $0.03 million in transaction costs. The aggregate purchase price, excluding potential earn-out provisions, for 2005 was $2.3 million, comprising of $1.5 million in cash, $0.5 million in promissory notes, and $0.3 million in transaction costs. The notes are payable over the next one to six years with interest rates ranging from 6.0% to 10.5%. The aggregate purchase price, excluding potential earn-out provisions, for 2004 acquisitions was $23.0 million, consisting of $17.7 million in cash, $4.4 million in promissory notes, and $0.9 million in transaction costs.

The Company accounts for its acquisitions using the purchase method of accounting. The results of operations for these acquisitions are included in the Company's results of operations from their date of acquisition. Pro forma results would not be materially different.

In connection with acquisitions, the Company occasionally agrees to make earnout payments if cash collection targets are reached that verify the value of the target negotiated at acquisition. Earnouts are defined in the purchase agreement and are accrued based on the attainment of earnout targets. In connection with these agreements, the Company paid $0.4 million in 2006 and $0.9 million in 2005 and 2004. The Company has accounted for these amounts as additional purchase price, resulting in an increase in excess cost over net assets acquired. The Company estimates that it may pay up to $1.2 million related to earn-out provisions in future periods.

NOTE G - LONG-TERM DEBT

Long-term debt as of December 31 was as follows:

(In thousands)	2006	2005
Revolving Credit Facility	$ -	$ 5,000
Term Loan	228,852	146,625
10 3/8% Senior Notes due 2009 [1]	-	201,605
11 1/4% Senior Subordinated Notes due 2009	-	15,562
10 1/4% Senior Notes due 2014	175,000	-
Subordinated seller notes, non-collateralized, net of unamortized discount with principal and interest payable in either monthly, quarterly or annual installments at effective interest rates ranging from 5.0% to 10.8%, maturing through December 2011	6,772	9,639
	410,624	378,431
Less current portion	(5,386)	(4,466)
	$ 405,238	$ 373,965

(1) At December 31, 2005, the outstanding amount includes $1.6 million of interest rate swap termination income that was recognized, as a reduction of interest expense, using the effective interest method, over the remaining life of the Senior Notes.

Refinancing

On May 26, 2006, the Company refinanced its debt and preferred stock with the issuance of the following instruments: (i) $175.0 million of 10 ¼% Senior Notes due 2014; (ii) a $230.0 million term loan facility; and (iii) $50.0 million of Series A Convertible Preferred Stock. The Company also established a new $75.0 million revolving credit facility, which was unused at December 31, 2006. The proceeds from these instruments were used to retire (i) $200.0 million of 10 3/8% Senior Notes; (ii) $15.6 million of 11 ¼% Senior Subordinated Notes; (iii) $146.3 million of the Term Loan; (iv) $11.0 million outstanding under the Revolving Credit facility; (v) $64.7 million of 7% Redeemable Preferred Stock; and (vi) pay $24.7 million of transaction costs. In conjunction with the refinancing, the Company incurred a $17.0 million loss on the extinguishment of debt. The extinguishment loss is comprised of $11.9 million of premiums paid to debt holders, $0.3 million of fees paid to the 7% Redeemable Preferred Stock holders and $6.1 million write-off of debt issuance costs, offset by a $1.3 million gain related to the interest rate swap.

Revolving Credit Facility

The $75.0 million Revolving Credit Facility matures on May 26, 2011 and bears interest, at the Company's option, of LIBOR plus 2.75% or a Base Rate (as defined in the credit agreement) plus 1.75%. The obligations under the Revolving Credit Facility are guaranteed by the Company's subsidiaries and are secured by a first priority perfected interest in the Company's subsidiaries' shares, all of the Company's assets and all the assets of the Company's subsidiaries. The Revolving Credit Facility requires compliance with various covenants including but not limited to (i) minimum consolidated interest coverage ratio; (ii) maximum total leverage ratio; and (iii)

NOTE G - LONG-TERM DEBT (CONTINUED)

Revolving Credit Facility (continued)

maximum annual capital expenditures. At December 31, 2006, the Company was in compliance with these covenants. As of December 31, 2006, the Company has not made draws on the Revolving Credit Facility and has $72.8 million available under that facility. Availability under the Company's Revolving Credit Facility is net of standby letters of credit of approximately $2.2 million.

Term Loan

The $230.0 million Term Loan matures on May 26, 2013 and requires quarterly payments commencing September 30, 2006. From time to time, mandatory payments may be required as a result of capital stock issuances, additional debt incurrences, asset sales or other events as defined in the credit agreement. The Term Loan bears interest, at the Company's option, of LIBOR plus 2.50% or a Base Rate (as defined in the credit agreement) plus 1.50%. At December 31, 2006, the interest rate on the Term Loan was 7.87%. The obligations under the Term Loan are guaranteed by the Company's subsidiaries and are secured by a first priority perfected interest in the Company's subsidiaries' shares, all of the Company's assets and all the assets of the Company's subsidiaries. The Term Loan is subject to covenants that mirror those of the Revolving Credit Facility. Effective March 12, 2007, the Company secured certain amendments to its existing Senior Secured Credit Facility that includes reducing the margin over LIBOR that the Company pays as interest under the existing Term Loan to 2.25%.

10 ¼% Senior Notes

The 10 ¼% Senior Notes mature June 1, 2014, are senior indebtness and are guaranteed on a senior unsecured basis by all of the Company's current and future domestic subsidiaries. Interest is payable semi-annually on June 1 and December 1, commencing December 1, 2006.

On or prior to June 1, 2009, the Company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 110.250% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, with the net cash proceeds of an equity offering; provided that (i) at least 65% of the aggregate principal amount of the notes remains outstanding immediately after the redemption (excluding notes held by the Company and its subsidiaries); and (ii) the redemption occurs within 90 days of the date of the closing of the equity offering.

Except as discussed above, the notes are not redeemable at the Company's option prior to September 1, 2010. On or after June 1, 2010, the Company may redeem all or part of the notes upon not less than 30 days and no more than 60 days' notice, for the twelve-month period beginning on June 1 of the following years; at (i) 105.125% during 2010; (ii) 102.563% during 2011; and (iii) 100.0% during 2012 and thereafter.

NOTE G - LONG-TERM DEBT (CONTINUED)

General

The terms of the Senior Notes and the Revolving Credit Facility limit the Company's ability to, among other things, incur additional indebtedness, create liens, pay dividends on or redeem capital stock, make certain investments, make restricted payments, make certain dispositions of assets, engage in transactions with affiliates, engage in certain business activities and engage in mergers, consolidations and certain sales of assets.

Maturities of long-term debt at December 31, 2006 are as follows:

(In thousands)		
2007	$	5,484
2008		4,644
2009		3,152
2010		2,511
2011		2,482
Thereafter		392,351
	$	410,624

NOTE H - COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The Company's wholly-owned subsidiary, Innovative Neurotronics, Inc. ("IN, Inc."), is party to a non-binding purchase agreement under which it agrees to purchase assembled WalkAide System kits. As of December 31, 2006, IN, Inc. had outstanding purchase commitments of approximately $0.3 million.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business, including additional payments under business purchase agreements. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a materially adverse effect on the financial position, liquidity or results of operations of the Company.

On June 15, 2004, the Company announced that an employee at its patient-care center in West Hempstead, New York alleged in a television news story aired on June 14, 2004 that there were instances of billing discrepancies at that facility.

NOTE H - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Contingencies (continued)

On June 18, 2004, the Company announced that on June 17, 2004, the Audit Committee of the Company's Board of Directors had engaged a law firm to serve as independent counsel to the Audit committee and to conduct an independent investigation of the allegations. The scope of that independent investigation was expanded to cover certain of the Company's other patient-care centers and included consideration of some of the allegations made in the Amended Complaint filed in the class actions discussed below. On June 17, 2004, the U.S. Attorney's Office for the Eastern District of New York subpoenaed records of the Company regarding various billing activities and locations. In addition, the Company also announced on June 18, 2004 that the Securities and Exchange Commission had commenced an informal inquiry into the matter. The Company is cooperating with the regulatory authorities. The Audit Committee's investigation will not be complete until all regulatory authorities have indicated that their inquiries are complete.

Management believes that any billing discrepancies are likely to be primarily at the West Hempstead patient-care center. Furthermore, management does not believe the resolution of the matters raised by the allegations will have a materialy adverse effect on the Company's financial statements. The West Hempstead facility generated $0.6 million and $0.7 million net sales during 2006 and 2005, respectively, or less than 0.1% of the Company's net sales, for each year.

It should be noted that additional regulatory inquiries may be raised relating to the Company's billing activities at other locations. No assurance can be given that the final results of the regulatory agencies' inquiries will be consistent with the results to date or that any discrepancies identified during the ongoing regulatory review will not have a material adverse effect on the Company's financial statements.

Between June 22, 2004 and July 1, 2004, five putative securities class action complaints were filed against the Company, four in the Eastern District of New York, Twist Partners v. Hanger Orthopedic Group, Inc., et al., No. 1:04-cv-02585 (filed 06/22/2004, E.D.N.Y); Shapiro v. Hanger Orthopedic Group, Inc., et al., No. 1:04-cv-02681 (filed 06/28/2004, E.D.N.Y.); Imperato v. Hanger Orthopedic Group, Inc., No. 1:04-cv-02736 (filed 06/30/2004, E.D.N.Y.); Walters v. Hanger Orthopedic Group, Inc., et al., No. 1:04-cv-02826 (filed 07/01/2004, E.D.N.Y.); and one in the Eastern District of Virginia, Browne v. Hanger Orthopedic Group, Inc., et al., No. 1:04-cv-715 (filed 06/23/2004, E.D. Va.). The complaints asserted that the Company's reported revenues were inflated through certain billing improprieties at one of the Company's facilities. The plaintiffs in Browne subsequently dismissed their complaint without prejudice, and the four remaining cases were consolidated into a single action in the Eastern District of New York encaptioned In re Hanger Orthopedic Group, Inc. Securities Litigation, No. 1:04-cv-2585 (the "Consolidated Securities Class Action"). On February 28, 2006, the court granted the Company's motion to transfer the Consolidated Securities Class Action to the District of Maryland. On June 12, 2006, a Second Consolidated Amended Class Action Complaint was filed against the Company in the District of Maryland, In re Hanger Orthopedic Group, Inc. Securities Litigation, No. 8:06-cv-00579-AW (the "Second Amended Complaint"). The Second Amended Complaint asserts that the Company's reported revenues were inflated through certain billing improprieties at some of the Company's facilities. In addition, the Second Amended Complaint asserts that the

NOTE H - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Contingencies (continued)

Company violated the federal securities laws in connection with a restatement announced by the Company on August 16, 2004, restating certain of the Company's financial statements during 2001 through the first quarter of 2004. The Second Amended Complaint purports to allege violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, as well as violations of Section 20(a) of the Exchange Act by certain of the Company's executives as "controlling persons" of the Company. On September 1, 2006, the Company filed a motion to dismiss the Second Amended Complaint. The motion to dismiss is fully briefed and oral argument took place on February 21, 2007.

The Company believes that the class action allegations of fraudulent conduct by the Company's executive directors and officers are without merit and it intends to vigorously defend the suits. The claims have been reported to the Company's insurance carrier.

On September 8, 2005, a derivative action was filed against the Company and certain of its current and former directors in the United States District Court for the Eastern District of New York. The lawsuit, which is encaptioned *Green Meadows Partners, LLP v. Ivan R. Sabel, et al*, No. CV 05 4259 (E.D.N.Y.), also largely repeats the allegations made in the consolidated amended complaint filed by the plaintiffs in *In re Hanger Orthopedic Group, Inc. Securities Litigation*, discussed above. On that basis, the *Green Meadows Partners* complaint purports to assert claims against the individual defendants, on behalf of the Company, for contribution in connection with the *In re Hanger Orthopedic Group, Inc. Securities Litigation* matter; forfeiture of certain bonuses and other incentive-based or equity-based compensation pursuant to Section 304; breach of fiduciary duty; unjust enrichment; and "abuse of control." The Complaint seeks unspecified compensatory damages, restitution and disgorgement, injunctive relief, and award of attorneys' fees and costs. The defendants have not yet filed their response to the *Green Meadows Partners* Complaint. After the transfer of the Consolidated Securities Class Action to the District of Maryland, the parties agreed to the transfer of the *Green Meadows Partners* case to the District of Maryland and to stay the case pending the outcome of the defendants' motion to dismiss the Consolidated Securities Class Action case.

NOTE H - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Contingencies (continued)

Guarantees and Indemnifications

In the ordinary course of its business, the Company may enter into service agreements with service providers in which it agrees to indemnify or limit the service provider against certain losses and liabilities arising from the service provider's performance of the agreement. The Company has reviewed its existing contracts containing indemnification or clauses of guarantees and does not believe that its liability under such agreements will result in any material liability.

NOTE I - REDEEMABLE CONVERTIBLE PREFERRED STOCK

In May 2006, in connection with its debt refinancing, the Company redeemed 37,881 shares of its 7% Redeemable Preferred Stock for $64.7 million and issued 50,000 shares of Series A Convertible Preferred Stock ("Series A Preferred") with a stated value of $1,000 per share. The Company incurred $0.3 million of fees in connection with the redemption of the 7% Redeemable Preferred Stock and $2.3 million of costs to issue the Series A Preferred shares. The Series A Preferred provides for cumulative dividends at a rate of 3.33% per annum, payable quarterly in arrears. The Company may elect to defer the payment of dividends. The Series A Preferred may be converted into common shares at $7.56 per share at the option of the holders after a required holding period of 61 days which has since passed or at the option of the Company upon satisfaction of certain conditions. In addition, the initial holders of the Series A Preferred are entitled to have representation on the board of directors of the Company and are entitled to vote on all matters on which the holders of the Company's common stock are entitled to vote.

The Company has separately accounted for the beneficial conversion feature granted to the holders of the Series A Preferred. The value of the beneficial conversion feature is $3.8 million and is comprised of $1.8 million related to the cost paid by the Company on behalf of the holders and $2.0 million related to the difference between the stated conversion price of the preferred shares and the fair market value of the common stock at the commitment date. The beneficial conversion feature has been included in the value of the Series A Preferred; and was amortized as a reduction of income available to common shareholders over the 61 day holding period.

NOTE J - NET INCOME (LOSS) PER COMMON SHARE

Basic per common share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per common share amounts are computed using the weighted average number of common shares outstanding during the year and dilutive potential common shares. Dilutive potential common shares consist of stock options and restricted shares and are calculated using the treasury stock method.

(In thousands, except share and per share data)	2006	2005	2004
Net income (loss)	$ 3,434	$ 17,753	$ (23,394)
Less preferred stock dividends declared and accretion-7% Redeemable Preferred Stock (1)	2,751	5,892	4,587
Less preferred stock dividends declared-Series A Convertible Preferred Stock (1)	999	-	-
Accretion of beneficial conversion feature	3,768	-	-
Net income (loss) applicable to common stock	$ (4,084)	$ 11,861	$ (27,981)
Shares of common stock outstanding used to compute basic per common share amounts	21,981,026	21,694,807	21,473,765
Effect of dilutive options	-	537,646	-
Shares used to compute dilutive per common share amounts (1)	21,981,026	22,232,453	21,473,765
Basic income (loss) per share applicable to common stock	$ (0.19)	$ 0.55	$ (1.30)
Diluted income (loss) per share applicable to common stock	(0.19)	0.53	(1.30)

(1) For 2006, 2005 and 2004, excludes the effect of the conversion of the Redeemable Convertible Preferred Stock as it is considered anti-dilutive. For 2006, 2005 and 2004, options to purchase 1,681,565, 1,694,565, 1,639,210 and shares of common stock, respectively, are not included in the computation of diluted income per share as these options are anti-dilutive because the exercise prices of the options were greater than the average market price of the Company's common stock during the year.

NOTE K - OTHER CHARGES

Goodwill Impairment

During 2004, the Company recorded a $45.8 million charge related to the impairment of Goodwill that was triggered by a decrease in the fair value of it's common stock.

NOTE K - OTHER CHARGES (CONTINUED)

Restructuring and Asset Impairment Costs

Components of the restructuring reserves, spending during the periods, and remaining reserve balances are as follows:

(In thousands)	Employee Severance Costs	Lease Termination and other Exit Costs	Total Restructuring Reserve
2001 Restructuring Reserve			
Balance at December 31, 2004	$ -	$ 254	$ 254
Spending	-	(34)	(34)
Balance at December 31, 2005	-	220	220
Spending	-	(182)	(182)
Balance at December 31, 2006	$ -	$ 38	$ 38
2004 Restructuring Reserve			
Balance at December 31, 2004	29	398	427
Spending	(29)	(237)	(266)
Balance at December 31, 2005	-	161	161
Spending	-	(86)	(86)
Balance at December 31, 2006	-	75	75
2001 and 2004 Restructuring Reserves	$ -	$ 113	$ 113

2001 Restructuring Reserve

During 2001, as a result of the initiatives associated with the Company's performance improvement plan developed in conjunction with AlixPartners, LLC (formerly Jay Alix & Associates, Inc.; "JA&A"), the Company recorded approximately $4.5 million in restructuring and asset impairment costs. The plan called for the closure of certain facilities and the termination of approximately 135 employees.

As of December 31, 2002, all properties had been vacated, all of the employees had been terminated and all corresponding payments under the severance initiative had been made. As of December 31, 2006, the remaining reserve is adequate to provide for the lease costs which are expected to be paid by October 2012.

2004 Restructuring Reserve

During the first quarter of 2004, the Company adopted a restructuring plan as a result of acquiring an O&P company. The restructuring plan includes estimated expenses of $0.7 million related to the closure/merger of nine facilities and the payment of severance costs to 20 terminated employees.

NOTE K - OTHER CHARGES (CONTINUED)

Restructuring and Asset Impairment Costs (continued)

2004 Restructuring Reserve (continued)

As of December 31, 2005, all of the nine patient-care centers had been closed/merged and approximately $0.3 million in lease costs were paid, and the employment of 11 employees had been terminated and $0.1 million of severance payments had been paid.

During 2005, we reversed the remaining balance of restructuring accrual related to severance payments as a result of the associated employees continuing their employment with the Company. At December 31 2006, the remaining reserve is adequate to provide for the lease costs which are expected to be paid through April 2008.

Expenses recognized under the restructuring plans have been included in "Selling, general and administrative" on the Consolidated Statements of Operations.

NOTE L - INCOME TAXES

The provision for income taxes is as follows:

(In thousands)	2006	2005	2004
Current:			
Federal	$ 2,294	$ 8,076	$ 2,691
State	2,123	124	2,202
	4,417	8,200	4,893
Deferred:			
Federal and State	(1,008)	(1,818)	(1,325)
Provision for income taxes	$ 3,409	$ 6,382	$ 3,568

A reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

	2006	2005	2004
Federal statutory tax rate	35.0 %	35.0 %	(35.0) %
Increase in taxes resulting from:			
State income taxes (net of federal effect)	5.3	4.7	5.6
Nondeductible expenses (i.e. M&E)	5.2	-	-
Goodwill impairment	-	-	49.2
Release of state net operating loss valuation allowance	(8.9)	(13.8)	-
Reduction in current taxes payable	-	-	(2.7)
Changes in deferred state rate	(4.9)	-	-
Reduction in reserves	(2.5)	-	-
FAS 123R tax shortfall	1.3	-	-
Adjustment of prior year's taxes	17.0	-	-
Other, net	2.3	0.5	0.9
Provision for income taxes	49.8 %	26.4 %	18.0 %

NOTE L - INCOME TAXES (CONTINUED)

During the fourth quarter of 2006, the company recorded $1.2 million of additional tax expense associated with adjustments relating to prior years. Of this amount, $0.7 million related to adjustments of 2005 state tax expense and state operating loss carryforwards. The remainder, $0.5 million, related to additional state operating loss carryforwards, the write-off of uncollectible state tax refunds and state tax payments attributable to 2004 and prior.

During the fourth quarter of 2005, the Company implemented a transfer pricing tax strategy resulting in the ability to utilize past state net operating losses. The Company has accumulated state net operating losses during the period 2000 through 2006 totaling $259.2 million; the Company anticipates utilizing $72.5 million in years 2007 through 2016. These state operating loss carryforwards with out a valuation allowance expire in varying amounts between years 2007 and 2016. The following table summarizes the state net operating loss activity for the years ended December 31:

(In thousands)	2006	2005
State net operating losses, at beginning of year	$ 176,927	$ 196,391
Net operating losses generated	86,729	-
Total net operating losses available	263,656	196,391
Net operating losses utilized	(4,385)	(19,464)
State net operating losses, at end of year	$ 259,271	$ 176,927

The following table summarizes the activity in state net operating losses, for which valuation allowances have been established, for the years ended December 31:

(In thousands)	2006	2005
Beginning of year	$ 125,386	$ 196,391
Net operating loss utilized	-	(19,464)
Valuation allowance increase (reduction)	61,389	(51,541)
End of year	$ 186,775	$ 125,386

NOTE L - INCOME TAXES (CONTINUED)

The Company's management believes that it is more likely than not that deferred tax assets will be realized. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities as of December 31 are as follows:

(In thousands)	2006	2005
Deferred tax liabilities:		
Goodwill amortization	$ 34,917	$ 30,552
Property, plant and equipment	2,907	4,534
Patent amortization	1,041	1,348
Debt issuance costs	-	15
Other	-	358
	38,865	36,807
Deferred tax assets:		
State net operating loss	18,667	11,940
Accrued expenses	3,295	2,825
Deferred benefit plan compensation	2,415	1,611
Accrued vacation	621	875
Provision for bad debt allowance	1,545	1,817
Inventory capitalization and reserves	1,684	1,630
Restricted stock	821	410
Other	509	553
	29,557	21,661
Valuation allowance on NOL	(13,448)	(8,618)
	16,109	13,043
Net deferred tax liabilities	$ (22,756)	$ (23,764)

We record a valuation allowance when it is more likely than not that some portion of all the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the appropriate jurisdictions. We have provided a valuation for state operating loss carryforwards for certain subsidiaries.

The Company is subject to income tax in U.S. federal, state and local jurisdictions. The Company files its tax returns in compliance with existing tax laws. The Company is subject to audit by federal, state, as well as local authorities. The Company has established $1.3 million and $1.5 million of reserves for taxes at December 31, 2006 and 2005, respectively, which were included in the line item income taxes payable. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its tax reserves reflect the probable outcome of known contingencies.

NOTE M - EMPLOYEE BENEFITS

Savings Plan

The Company maintains a 401(k) Savings and Retirement plan that covers all of the employees of the Company. Under this 401(k) plan, employees may defer such amounts of their compensation up to the levels permitted by the Internal Revenue Service. During 2006 and 2005, the Company recorded contributions of $2.2 million. The Company recorded $2.4 million under this plan during 2004.

Deferred Compensation

In conjunction with the acquisition of J.E. Hanger, Inc. of Georgia ("JEH") in 1996, the Company assumed the unfunded deferred compensation plan that had been established for certain key JEH officers. The plan provides for benefits ratably over the period of active employment from the time the contract is entered into to the time the participant retires. Participation was determined by JEH's Board of Directors. The Company purchased individual life insurance contracts with respect to each employee covered by this plan. The Company is the owner and beneficiary of the insurance contracts. The liability related to the deferred compensation arrangements amounted to approximately $0.3 million and $0.4 million at December 31, 2006 and 2005, respectively.

Supplemental Executive Retirement Plan

Effective January 2004, the Company implemented an unfunded noncontributory defined benefit plan (the "Plan") for certain senior executives. The Company has engaged an actuary to calculate the benefit obligation and net benefits cost at December 31, 2006; and have utilized the actuarial calculation as a basis for our benefit obligation liability. The Plan, which is administered by the Company, calls for annual payments upon retirement based on years of service and final average salary. Net periodic benefit expense is actuarially determined.

The Company uses a December 31 measurement date for the Plan. The Plan's net benefit cost is as follows:

	(In thousands)
Net benefit cost at December 31, 2004	$ 1,625
Service cost	1,902
Interest cost	97
Amortization of (gain) loss	-
Net benefit cost at December 31, 2005	3,624
Service cost	2,020
Interest cost	207
Amortization of (gain) loss	-
Net benefit cost at December 31, 2006	$ 5,851

NOTE M - EMPLOYEE BENEFITS (CONTINUED)

Supplemental Executive Retirement Plan (continued)

The status of the Plan at December 31 is as follows:

		(In thousands)
Change in Benefit Obligation		
Benefit obligation at December 31, 2004	$	1,625
Service cost		1,902
Interest cost		97
Amortization of (gain) loss		-
Benefit obligation at December 31, 2005		3,624
Service cost		2,020
Interest cost		207
Amortization of (gain) loss		-
Benefit obligation at December 31, 2006	$	5,851
Unfunded status		5,826
Unamortized net (gain) loss		25
Net amount recognized	$	5,851
Amounts Recognized in the Consolidated Balance Sheet		
Non-Current Accrued liabilities	$	5,851

The following weighted average assumptions were used to determine the benefit obligation and net benefit cost at December 31:

	2006	2005
Discount rate	5.75%	5.50%
Average rate of increase in compensation	3.00%	3.00%

The discount rate at December 31, 2006 of 5.75% represents a 25 basis point increase from the 5.5% discount rate used at December 31, 2005. The updated rate was actuarially determined and represents an average of benefit liability indices.

At December 31, 2006, the estimated accumulated benefit obligation is $5.9 million. Future payments under the Plan are as follows:

		(In thousands)
2007	$	-
2008		-
2009		-
2010		521
2011		945
Thereafter		6,598
	$	8,064

NOTE N - STOCK-BASED COMPENSATION

Restricted Shares of Common Stock

A summary of the activity of restricted shares of common stock for the year ended December 31, 2006 is as follows:

	Employee Plans		Director Plans	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2003	203,000	$ 13.90	10,593	$ 11.80
Granted	15,000	14.08	9,725	16.10
Vested	(49,750)	13.88	(10,593)	11.80
Forfeited	(7,000)	14.51	-	-
Nonvested at December 31, 2004	161,250	$ 13.90	9,725	$ 16.10
Granted	310,000	6.33	29,571	5.18
Vested	(47,375)	13.89	(9,725)	16.10
Forfeited	(35,875)	9.55	(1,000)	5.09
Nonvested at December 31, 2005	388,000	$ 8.28	28,571	$ 5.18
Granted	742,250	7.96	92,012	7.53
Vested	(117,500)	9.32	(28,571)	5.18
Forfeited	(19,375)	7.86	(12,877)	7.54
Nonvested at December 31, 2006	993,375	$ 7.91	79,135	$ 7.52

During the year ended December 31, 2006, 146,071 restricted shares of common stock with an intrinsic value of $1.2 million became fully vested. As of December 31, 2006, total unrecognized compensation cost related to restricted shares of common stock was approximately $6.9 million and the related weighted-average period over which it is expected to be recognized is approximately 3 years. The aggregate granted shares have vesting dates through June 2010. The aggregate market value of these shares was $6.6 million at the date of grant which is amortized to expense ratably over the vesting period of each group of granted shares.

Options

Employee Plans

Under the Company's 2002 Stock Option Plan, 1.5 million shares of common stock were authorized for issuance. Options may only be granted at an exercise price that is not less than the fair market value of the common stock on the date of grant and may expire no later than ten years after grant. Vesting and expiration periods are established by the Compensation Committee of the Board of Directors, generally with vesting of four years following grant and generally with expirations of ten years after grant. During 2003, the 2002 Stock Option Plan was amended to

NOTE N - STOCK-BASED COMPENSATION (CONTINUED)

Options (continued)

permit the grant of restricted shares of common stock awards in addition to stock options and to change the name of the plan to the 2002 Stock Incentive Plan. During May 2006, an additional 2.7 million shares of common stock were authorized for issuance. During 2006 no shares were cancelled under the 2002 option plan. During 2005, 102,167 shares were cancelled under the 2002 Stock Option Plan. At December 31, 2006 and 2005, 3,041,002 and 391,002 shares of common stock were available for issuance, respectively.

Director Plans

During April and May 2003, the Compensation Committee of the Board of Directors and the shareholders of the Company, respectively, approved the 2003 Non-Employee Directors' Stock Incentive Plan ("2003 Directors' Plan") which replaced the Company's 1993 Non-Employee Director Stock Option Plan ("Director Plan"). The 2003 Directors' Plan authorized 500,000 shares of common stock for grant and permits the issuance of stock options and restricted shares of common stock. The 2003 Directors' Plan also provides for the automatic annual grant of 8,500 shares of restricted shares of common stock to each director and permits the grant of an additional restricted stock grant in the event the director elects to receive his or her annual director fee in shares of restricted shares of common stock rather than cash. Options may only be granted at an exercise price that is not less than the fair market value of the common stock on the date of grant and may expire no later than ten years after grant. Vesting and expiration periods are established by the Compensation Committee of the Board of Directors, generally with vesting of three years following grant and generally with expirations of ten years after grant. During 2005, 15,535 shares were cancelled under the 2003 Directors' Plan. There were no Director Plan cancellations during 2006. At December 31, 2006 and 2005, 380,461 shares of common stock, were available for issuance.

Non-qualified Options

Under an employment agreement, in October 2001, the Company issued to its Chief Financial Officer a non-qualified option to purchase 75,000 shares of its common stock at an exercise price of $5.50 per share. Similarly, under an employment agreement, in January 2002, the Company issued to its President and Chief Operating Officer a non-qualified option to purchase 350,000 shares of its common stock at an exercise price of $6.02 per share. In addition, the Company has issued to other employees non-qualified options to purchase an aggregate of 80,000 shares of its common stock at a weighted average exercise price of $8.73 per share. These options were granted at fair market value of the underlying common stock on the date of grant. During 2006 and 2005, no options were exercised under this plan. During 2006, no options to exercise shares were cancelled. Options to exercise 55,000 shares were cancelled during 2005, as a result of the termination of one of the Company's employees and the holder of such shares. At December 31, 2006 and 2005, 406, 000 non-qualified options were exercisable.

NOTE N - STOCK-BASED COMPENSATION (CONTINUED)

General

The summary of option activity and weighted average exercise prices are as follows:

	Employee Plans		Director Plans		Non-Qualified Awards	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2003	2,993,340	$ 9.39	176,171	$ 9.06	461,000	$ 6.34
Granted	100,000	15.67	31,865	16.10	-	-
Terminated	(13,387)	4.82	-	-	-	-
Exercised	(253,486)	4.39	(5,000)	4.38	-	-
Outstanding at December 31, 2004	2,826,467	$ 10.13	203,036	$ 10.28	461,000	$ 6.34
Granted	100,000	8.08	45,910	5.16	-	-
Terminated	(217,818)	12.53	(25,535)	12.06	(55,000)	9.20
Exercised	(132,599)	2.49	(25,000)	2.62	-	-
Outstanding at December 31, 2005	2,576,050	$ 10.25	198,411	$ 9.83	406,000	$ 5.95
Granted	-	-	-	-	-	-
Terminated	(35,791)	8.41	-	-	-	-
Exercised	(151,276)	3.55	(10,000)	5.88	-	-
Outstanding at December 31, 2006	2,388,983	$ 10.70	188,411	$ 10.04	406,000	$ 5.95
Aggregate intrinsic value at December 31, 2006	$ 25,555		$ 1,892		$ 2,415	
Weighted average remaining contractual term (years)	3.0		5.5		3.3	

The intrinsic value of options exercised during the year ended December 31, 2006 was $0.6 million. Options exercisable under the Company's share-based compensation plans at December 31, 2006 were 2.9 million shares with a weighted average exercise price of $13.42, an average remaining contractual term of 3.1 years, and an aggregate intrinsic value of $29.6 million. Cash received by the Company related to the exercise of options during the year ended December 31, 2006 amounted to $0.3 million. As of December 31, 2006, total unrecognized compensation cost related to stock option awards was approximately $0.1 million and the related weighted-average period over which it is expected to be recognized is approximately 3.2 years.

NOTE N - STOCK-BASED COMPENSATION (CONTINUED)

General (continued)

The summary of the options exercisable is as follows:

	Employee Plans	Director Plans	Non-Qualified Awards
December 31,			
2006	2,388,983	152,181	406,000
2005	2,576,050	127,295	406,000
2004	2,259,305	131,639	229,750

Information concerning outstanding and exercisable options as of December 31, 2006 is as follows:

Range of Exercise Prices			Options Outstanding			Options Exercisable	
			Number of Options or Awards	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Options or Awards	Weighted Average Exercise Price
$ 1.64	to	$ 1.65	469,448	2.5	$ 1.64	469,448	$ 1.64
4.63	to	6.13	832,381	2.5	5.37	805,106	5.37
8.08	to	12.10	177,105	5.6	9.27	177,105	9.27
12.96	to	18.63	1,389,710	3.6	14.71	1,380,755	14.70
20.81	to	22.50	114,750	1.8	22.18	114,750	22.18
			2,983,394	3.17	$ 10.01	2,947,164	$ 10.04

NOTE O - LEASES

Operating Leases

The Company leases office space under non-cancellable operating leases, the majority of which contain escalation clauses. Certain of these leases also contain renewal options. Rent expense was approximately $31.3 million, $30.3 million and $28.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. Sublease rental income of $0.3 million, $0.3 million and $0.4 million for the years ended December 31, 2006, 2005 and 2004, respectively, was netted against rent expense. The Company estimates it will receive approximately $0.6 million of sublease rent income in the future.

NOTE O – LEASES (CONTINUED)

Operating Leases (continued)

Future minimum rental payments, by year and in the aggregate, under operating leases with terms of one year or more at December 31, 2006 are as follows:

	(In thousands)
2007	22,217
2008	16,647
2009	9,771
2010	5,159
Thereafter	2,966
	$ 56,760

Capital Leases

The Company leases copiers under a master lease agreement that allows for a purchase option at the end of the lease term. All leases under the master agreement are for four years with an annual renewal option. At December 31, 2006 and 2005, the Company had recorded capital assets of $0.4 million related to this agreement. Accumulated amortization related to the leased assets was $0.2 million and $0.1 million at December 31, 2006 and 2005, respectively.

Future minimum lease payments under non-cancelable capital leases and the present value of the minimum lease payments at December 31, 2006 is as follows:

(In thousands)	
2007	$ 166
2008	87
2009	35
2010	2
2011	-
Thereafter	-
Total minimum lease payments	290
Less: executory costs	(76)
Net minimum lease payments	214
Less: interest cost	(180)
Present value of net minimum lease payments	$ 34

NOTE P - RELATED PARTY TRANSACTIONS

The firm of Foley & Lardner LLP serves as the Company's outside general counsel. The Company's Chairman and Chief Executive Officer is the brother-in-law of the partner in charge of the relationship. Total fees paid by the Company to Foley & Lardner LLP were $3.4 million, $2.4 million and $2.3 million for the years ended 2006, 2005 and 2004, respectively, which amounted to less than two-thirds of one percent of that firm's annual revenues for each such year. At December 31, 2006 and 2005, the Company had $0.3 and $0.5 million payable to Foley & Lardner LLP, respectively.

NOTE Q – SEGMENT AND RELATED INFORMATION

The Company has identified two reportable segments in which it operates based on the products and services it provides. The Company evaluates segment performance and allocates resources based on the segments' income from operations.

The reportable segments are: (i) patient-care services and (ii) distribution. The reportable segments are described further below:

Patient-Care Services – This segment consists of the Company's owned and operated patient-care centers and fabrication centers of O&P components. The patient-care centers provide services to design and fit O&P devices to patients. These centers also instruct patients in the use, care and maintenance of the devices. Fabrication centers are involved in the fabrication of O&P components for both the O&P industry and the Company's own patient-care centers.

Distribution – This segment distributes O&P products and components to both the O&P industry and the Company's own patient-care practices.

Other – This segment consists of Hanger corporate, IN, Inc. and Linkia. IN, Inc. specializes in bringing emerging MyoOrthotics Technologies® to the O&P market. MyoOrthotics Technologies represents the merging of orthotic technologies with electrical stimulation. Linkia is a national managed-care agent for O&P services and a patient referral clearing house.

The accounting policies of the segments are the same as those described in the summary of "Significant Accounting Policies" in Note B to the consolidated financial statements.

Summarized financial information concerning the Company's reportable segments is shown in the following table. Intersegment sales mainly include sales of O&P components from the distribution segment to the patient-care centers segment and were made at prices which approximate market values.

NOTE Q - SEGMENT AND RELATED INFORMATION (CONTINUED)

(In thousands)	Patient-Care Centers	Distribution	Other	Consolidating Adjustments	Total
2006					
Net sales					
Customers	$ 543,166	$ 55,394	$ 206	$ -	$ 598,766
Intersegments	-	111,530	4,852	(116,382)	-
Depreciation and amortization	12,180	315	2,175	-	14,670
Income from operations	86,802	17,724	(38,775)	(3,312)	62,439
Interest (income) expense	(6,363)	6,919	38,087	-	38,643
Income (loss) before taxes and extraordinary items	93,165	10,805	(93,815)	(3,312)	6,843
Total assets	587,879	89,780	41,463	-	719,122
Capital expenditures	7,387	337	5,103	-	12,827
2005					
Net sales					
Customers	$ 532,831	$ 45,410	$ -	$ -	$ 578,241
Intersegments	-	79,152	-	(79,152)	-
Depreciation and amortization	11,835	292	1,793	-	13,920
Income from operations	81,483	15,675	(35,882)	-	61,276
Interest (income) expense	(6,226)	6,930	36,437	-	37,141
Income before taxes and extraordinary items	87,709	8,746	(72,320)	-	24,135
Total assets	568,414	76,876	59,177	-	704,467
Capital expenditures	7,867	168	724	-	8,759
2004					
Net sales					
Customers	$ 528,783	$ 39,938	-	$ -	$ 568,721
Intersegments	-	69,419	-	(69,419)	-
Depreciation and amortization	11,387	257	1,887	-	13,531
Other charges	45,808	-	-	-	45,808
Income from operations	35,280	12,738	(33,286)	-	14,732
Interest (income) expense	(6,144)	6,930	33,772	-	34,558
Income before taxes and extraordinary items	41,423	5,807	(67,056)	-	(19,826)
Total assets	556,688	65,636	80,982	-	703,306
Capital expenditures	15,205	573	3,676	-	19,454

NOTE Q - SEGMENT AND RELATED INFORMATION (CONTINUED)

The Company's foreign and export sales and assets located outside of the United States of America are not significant. Additionally, no single customer accounted for more than 10% of revenues in 2006, 2005 or 2004.

NOTE R - CONSOLIDATING FINANCIAL INFORMATION

The Company's Revolving Credit Facility, Senior Notes, and Term Loan are guaranteed fully, jointly and severally, and unconditionally by all of the Company's current and future domestic subsidiaries. The following is summarized condensed Consolidating Balance Sheets, as of December 31, 2006 and 2005, and Statements of Operations and Cash Flows for the years ended December 31, 2006, 2005 and 2004, of the Company, segregating the parent company (Hanger Orthopedic Group) and its guarantor subsidiaries, as each of the Company's subsidiaries is wholly-owned.

NOTE R - CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

STATEMENT OF OPERATIONS	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
(In thousands)				
Year ended December 31, 2006				
Net sales	$ -	$ 598,766	$ -	$ 598,766
Cost of goods sold (exclusive of depreciation and amortization)	-	300,065	-	300,065
Selling, general and administrative	33,118	188,474	-	221,592
Depreciation and amortization	1,679	12,991	-	14,670
Other charges	-	[illegible]	-	[illegible]
(Loss) income from operations	(34,797)	97,236	-	62,439
Interest expense, net	38,087	556	-	38,643
Extinguishment of debt	16,953	-	-	16,953
Equity in earnings of subsidiaries	96,680	-	(96,680)	-
Income before taxes	6,843	96,680	(96,680)	6,843
Provision for income taxes	3,409	-	-	3,409
Net income	$ 3,434	$ 96,680	$ (96,680)	$ 3,434
Year ended December 31, 2005				
Net sales	$ -	$ 578,241	$ -	$ 578,241
Cost of goods sold (exclusive of depreciation and amortization)	-	283,591	-	283,591
Selling, general and administrative	29,577	189,877	-	219,454
Depreciation and amortization	1,544	12,376	-	13,920
Other charges	-	-	-	-
(Loss) income from operations	(31,121)	92,397	-	61,276
Interest expense, net	36,438	703	-	37,141
Equity in earnings of subsidiaries	91,694	-	(91,694)	-
Income before taxes	24,135	91,694	(91,694)	24,135
Provision for income taxes	6,382	-	-	6,382
Net income	$ 17,753	$ 91,694	$ (91,694)	$ 17,753

NOTE R - CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

STATEMENT OF OPERATIONS	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
(In thousands)				
Year ended December 31, 2004				
Net sales	$ -	$ 568,721	$ -	$ 568,721
Cost of goods sold (exclusive of depreciation and amortization)	-	275,961	-	275,961
Selling, general and administrative	28,628	190,061	-	218,689
Depreciation and amortization	1,844	11,687	-	13,531
Other charges	-	45,808	-	45,808
(Loss) income from operations	(30,472)	45,204	-	14,732
Interest expense, net	33,772	786	-	34,558
Equity in earnings of subsidiaries	44,418	-	(44,418)	-
(Loss) income before taxes	(19,826)	44,418	(44,418)	(19,826)
Provision for income taxes	3,568	-	-	3,568
Net (loss) income	$ (23,394)	$ 44,418	$ (44,418)	$ (23,394)

NOTE R - CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

STATEMENT OF CASH FLOWS	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
(In thousands)				
Year ended December 31, 2006				
Cash flows from operating activities:				
Net cash provided by operating activities	$ 12,335	$ 11,702	$ -	$ 24,037
Cash flows from investing activities:				
Purchase of property, plant and equipment	(3,889)	(8,938)	-	(12,827)
Acquisitions and earnouts	-	(693)	-	(693)
Proceeds from sale of property, plant and equipment	-	308	-	308
Net cash used in investing activities	(3,889)	(9,323)	-	(13,212)
Cash flows from financing activities:				
Borrowings under revolving credit agreement	21,000	-	-	21,000
Repayments under revolving credit agreement	(26,000)	-	-	(26,000)
Repayment of term loan	(147,774)	-	-	(147,774)
Repayment of senior notes	(200,000)	-	-	(200,000)
Repayment of senior subordinated debt	(15,562)	-	-	(15,562)
Repurchase of 7% Redeemable Convertible Preferred Stock	(64,693)	-	-	(64,693)
Proceeds from new term loan facility	230,000	-	-	230,000
Proceeds from senior note issuance	175,000	-	-	175,000
Proceeds from issuance of Series A Convertible Preferred Stock	50,000	-	-	50,000
Scheduled repayment of long-term debt	-	(2,966)	-	(2,966)
Increase in debt isue costs costs	(13,534)	-	-	(13,534)
Proceeds from issuance of Common Stock	588	-	-	588
Change in book overdraft	(667)	-	-	(667)
Series A Convertible Preferred Stock dividend payment	(999)	-	-	(999)
Net cash provided by (used) in financing activities	7,359	(2,966)	-	4,393
Net decrease in cash and cash equivalents	15,805	(587)	-	15,218
Cash and cash equivalents, at beginning of year	3,120	4,801	-	7,921
Cash and cash equivalents, at end of year	$ 18,925	$ 4,214	$ -	$ 23,139
Year ended December 31, 2005				
Cash flows from operating activities:				
Net cash provided by operating activities	$ 12,312	$ 13,429	$ -	$ 25,741
Cash flows from investing activities:				
Purchase of property, plant and equipment	(892)	(7,867)	-	(8,759)
Acquisitions and earnouts	-	(2,792)	-	(2,792)
Proceeds from sale of property, plant and equipment	-	304	-	304
Net cash used in investing activities	(892)	(10,355)	-	(11,247)
Cash flows from financing activities:				
Borrowings under revolving credit agreement	52,000	-	-	52,000
Repayments under revolving credit agreement	(62,000)	-	-	(62,000)
Repayments under term loan	(1,500)	-	-	(1,500)
Scheduled repayment of long-term debt	-	(3,158)	-	(3,158)
Increase in financing costs	(1,329)	-	-	(1,329)
Proceeds from issuance of Common Stock	396	-	-	396
Change in book overdraft	667	-	-	667
Net cash used in financing activities	(11,766)	(3,158)	-	(14,924)
Net decrease in cash and cash equivalents	(346)	(84)	-	(430)
Cash and cash equivalents, at beginning of year	3,466	4,885	-	8,351
Cash and cash equivalents, at end of year	$ 3,120	$ 4,801	$ -	$ 7,921

NOTE R - CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

STATEMENT OF CASH FLOWS *(In thousands)*	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Year ended December 31, 2004				
Cash flows from operating activities:				
Net cash (used in) provided by operating activities	$ (51,633)	$ 100,727	$ -	$ 49,094
Cash flows from investing activities:				
Purchase of property, plant and equipment	(4,249)	(15,205)	-	(19,454)
Acquisitions and earnouts	-	(19,462)	-	(19,462)
Acquisition of distribution rights	-	(65)	-	(65)
Purchase of technology license and patent	-	(298)	-	(298)
Intercompany dividends	65,411	(65,411)	-	-
Proceeds from sale of property, plant and equipment	-	3,330	-	3,330
Net cash provided by (used in) investing activities	61,162	(97,111)	-	(35,949)
Cash flows from financing activities:				
Borrowings under revolving credit agreement	45,000	-	-	45,000
Repayments under revolving credit agreement	(60,000)	-	-	(60,000)
Repayments under term loan	(1,875)	-	-	(1,875)
Scheduled repayment of long-term debt	-	(3,429)	-	(3,429)
Increase in financing costs	(988)	-	-	(988)
Proceeds from issuance of Common Stock	1,135	-	-	1,135
Net cash used in financing activities	(16,728)	(3,429)	-	(20,157)
Net (decrease) increase in cash and cash equivalents	(7,199)	187	-	(7,012)
Cash and cash equivalents, at beginning of year	10,665	4,698	-	15,363
Cash and cash equivalents, at end of year	$ 3,466	$ 4,885	$ -	$ 8,351

HANGER ORTHOPEDIC GROUP, INC.
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

Year	Classification	Balance at beginning of year		Additions Charged to Costs and Expenses		Write-offs		Balance at end of year
(In thousands)								
2006	Allowance for doubtful accounts	$	4,582	$	16,174	$	17,387	$ 3,369
	Inventory reserves		188		144		209	123
2005	Allowance for doubtful accounts	$	5,252	$	19,887	$	20,557	$ 4,582
	Inventory reserves		229		146		187	188
2004	Allowance for doubtful accounts	$	3,875	$	20,551	$	19,174	$ 5,252
	Inventory reserves		120		200		91	229

Year	Classification	Balance at beginning of year		Generated		Utilized/Released		Expired	Balance at end of year
(In thousands)									
2006	Net Operating Loss	$	11,940	$	7,044	$	316	$ -	$ 18,668
	Valuation Allowance		8,618		4,830		-	-	13,448
2005	Net Operating Loss	$	13,245	$	-	$	1,305	$ -	$ 11,940
	Valuation Allowance		13,245		-		4,627	-	8,618
2004	Net Operating Loss	$	8,783	$	4,462	$	-	$ -	$ 13,245
	Valuation Allowance		8,783		4,462		-	-	13,245

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-135433, 333-108470, 333-91506, 333-90497, and 33-63191), Form S-3 (Nos. 333-114038, 333-98661, 333-56629) and Form S-3/A (No. 333-56629) of Hanger Orthopedic Group, Inc. and Subsidiaries of our report dated March 16, 2007 relating to the consolidated financial statements, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
McLean, VA
March 16, 2007

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)
or 15d-14(a) under the Securities Exchange Act of 1934

I, Ivan R. Sabel, certify that:

1. I have reviewed this annual report on Form 10-K of Hanger Orthopedic Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2007

/s/ Ivan R. Sabel
Ivan R. Sabel, CPO
Chairman and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)
or 15d-14(a) under the Securities Exchange Act of 1934

I, George E. McHenry, certify that:

1. I have reviewed this annual report on Form 10-K of Hanger Orthopedic Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2007

/s/ George E. McHenry
George E. McHenry
Executive Vice President and
Chief Financial Officer

Exhibit 32

Written Statement of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Solely for the purposes of complying with 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned Chief Executive Officer and Chief Financial Officer of Hanger Orthopedic Group, Inc. (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ivan R. Sabel
Ivan R. Sabel
Chairman and Chief Executive Officer

/s/ George E. McHenry
George E. McHenry
Executive Vice President and
Chief Financial Officer

March 16, 2007

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Board of Directors

Ivan R. Sabel, CPO
Chairman of the Board
and Chief Executive Officer,
Hanger Orthopedic Group, Inc.

Edmond E. Charrette, M.D.
Director, Health Resources Corporation;
General Partner, Ascendant Healthcare
International; President, Latin Health
Investment Management Co., LLC

Thomas P. Cooper, M.D.
Chairman, VeriCare Management, Inc.;
Adjunct Professor, Columbia University

Cynthia L. Feldmann
Founder and President,
Jetty Lane Associates;
Director, Hayes Lemmerz

Eric Green
Partner, McLain Capital, LLC

Thomas F. Kirk, Ph.D.
President and
Chief Operating Officer,
Hanger Orthopedic Group, Inc.

Isaac Kaufman, CPA
Senior Vice President and
Chief Financial Officer of Advanced
Medical Management, Inc.

Bennett Rosenthal
Chairman, Ares Capital Corporation
Director, AmeriQual Group, LLC
Director, Aspen Dental
Director, Douglas Dynamics, LLC
Director, National Bedding Company, LLC

H.E. Thranhardt, CPO
Former President and
Chief Executive Officer,
J.E. Hanger of Georgia, Inc.

Management Team

Ivan R. Sabel, CPO
Chairman of the Board
and Chief Executive Officer,
Hanger Orthopedic Group, Inc.

Rebecca Hast
President, Linkia, LLC

Thomas C. Hofmeister
Vice President of Finance and
Chief Accounting Officer
Hanger Orthopedic Group, Inc.

Thomas F. Kirk, Ph.D.
President and
Chief Operating Officer,
Hanger Orthopedic Group, Inc.

Jeffrey L. Martin
President, Innovative Neurotronics, Inc.

Ronald N. May
President and Chief Operating Officer,
Southern Prosthetic Supply, Inc.

George E. McHenry
Executive Vice President,
Chief Financial Officer and
Secretary,
Hanger Orthopedic Group, Inc.

Marion Mullauer
Vice President and
Chief Information Officer
Hanger Orthopedic Group, Inc.

John Rush, M.D.
Chief Medical Officer,
Hanger Orthopedic Group, Inc.

Richmond L. Taylor
President and
Chief Operating Officer,
Hanger Prosthetics & Orthotics, Inc.

Hai V. Tran
Vice President, Treasurer
Hanger Orthopedic Group, Inc.

Brian A. Wheeler
Vice President, Human Resources
Hanger Orthopedic Group, Inc.

Corporate Information

Independent Accountants
PricewaterhouseCoopers LLP
1751 Pinnacle Drive
McLean, VA 22102

Legal Counsel
Foley & Lardner LLP
3000 K Street, NW Suite 500
Washington, DC 20007

Annual Meeting of Shareholders
May 10, 2007 at 10:00 am
Hyatt Regency Bethesda
7400 Wisconsin Avenue
Bethesda, MD 20814

All shareholders are welcome to attend.

Common Stock
The company's common stock is traded on the New York Stock Exchange. The ticker symbol is HGR.

Transfer Agent
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
1.800.522.6645
www.melloninvestor.com

Hanger ORTHOPEDIC GROUP INC.

Two Bethesda Metro Center
Suite 1200
Bethesda, MD 20814

END